
NewMarket

2009 Annual Report on Form 10-K


10010147



A Year of Commitment and Expansion

ABOUT THE COMPANY

NewMarket Corporation
through its subsidiaries,
Afton Chemical Corporation and Ethyl Corporation,
develops, manufactures, blends, and delivers
chemical additives that enhance the
performance of petroleum products. From
additive components to custom-formulated chemical blends,
the NewMarket family of companies
provides the world with products and solutions
to make fuels burn cleaner, engines
run smoother, and machines last longer.

FINANCIAL HIGHLIGHTS

	2009	2008
	(in thousands except per-share amounts)	
OPERATIONS:		
Net income	$162,283	$ 73,227
PER DILUTED COMMON SHARE: (a)		
Earnings per share:		
Net income	$ 10.65	$ 4.75
Shares used to compute diluted earnings per share	15,243	15,430
Shares outstanding at end of year	15,210	15,199
FINANCIAL POSITION AND OTHER DATA:		
Cash and cash equivalents	$151,831	$ 21,761
Total debt	$250,081	$237,162
Shareholders' equity	$458,185	$291,123
Cash dividends declared per share	$ 1.075	$ 0.80

(a) Information on basic earnings per share is included in the Consolidated Statements of Income.

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To Our Shareholders:

2009 was an exciting and rewarding year for your Corporation. We successfully managed our operations through the turbulent economic and financial conditions that affected businesses around the world. We achieved record earnings and had our best safety performance in the course of the year.

The petroleum additives segment posted outstanding results for the year, despite volumes being 9% lower than the previous year. It was a year of many records across product lines and geographic regions as we successfully provided our customers with the products they needed to implement their marketing programs and succeed in their markets. We continued our commitment to R&D by broadening our spending, adding additional top notch talent, expanding the testing facilities in our main research center in Richmond, upgrading our facilities in Japan, and opening a new lab in Shanghai, China to support that important and growing market. We expanded our supply chain capabilities by investing in a manufacturing facility in Singapore, which will open in 2010. This new plant will enable us to better serve our customers in that region with shorter lead-times and improved security of supply. In addition, the facility will allow us to manufacture to the specifications of our customers in the region with our most current technology. While the initial capacity will represent a small increase to our overall global production capacity, the facility will be scalable, allowing us to add capacity as demand in that region grows.

The strong business performance and cash flow translated into significant improvements in our balance sheet. We finished 2009 with no drawn debt on our revolving credit facility and with $152 million in cash, while increasing capital spending to help prepare for future needs, making $24 million of contributions to our pension plans, and increasing the dividend for our shareholders.

Our project to construct the multi-story corporate headquarters for MeadWestvaco was completed on time and under budget near the end of 2009. The receipt of rental income payments has begun. This business will be reported as a separate segment in our financial statements going forward. In late January 2010, we secured $68.4 million in a 5 year note to replace the construction loan on this property.

We remain intent to focus the use of our cash flow to generate shareholder value. Armed with cash and an expanded revolving credit facility, we are well positioned for growth through acquisitions, as well as having the strength to weather storms. Acquisitions continue to be a high priority for our use of cash, with our primary focus on the petroleum additives industry. As before, we are patient in this approach and intend to make the right acquisition for our company when the opportunity arises. Meanwhile, we believe we have many internal opportunities for growth in our core business.

The petroleum additives industry has seen significant change over the last twenty years. With consolidation, capacity rationalization, increased technical requirements and higher overall demand, there has been a systemic shift in the industry dynamics. Our customers have seen improvements in their industry dynamics as well. NewMarket has pursued a consistent strategy to improve our technology, broaden our product lines, expand our geographic presence, and be a better partner to our customers to help them meet their needs and grow their businesses. We have a broad business base today with leading technology, and we are pleased that today's business supports the reinvestment in R&D, facilities, and people that is necessary to meet our customers' rigorous needs.

We are entering 2010 cautiously optimistic that industry demand has returned to more historical levels after the significant drop we saw last year. Our plants are running at high capacities, we continue to spend heavily in R&D to support the needs of our customers, and we expect another successful year for our petroleum additives business. We have a solid business base, a good technical product offering, and an excellent team which is dedicated to our customers and our business. This confidence is supported by the dedication and work-ethic of the employees of NewMarket. Once again, I say to them: "Thank You" for another successful year and many more to come.

Sincerely,
Thomas E. Gottwald
President and CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-32190

NEWMARKET CORPORATION

Incorporated pursuant to the Laws of the Commonwealth of Virginia
Internal Revenue Service Employer Identification No. 20-0812170
330 South Fourth Street
Richmond, Virginia 23219-4350
804-788-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, without par value	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter): $794,286,152*

Number of shares of Common Stock outstanding as of January 31, 2010: 15,209,989

DOCUMENTS INCORPORATED BY REFERENCE

Portions of NewMarket Corporation's definitive Proxy Statement for its 2010 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 are incorporated by reference into Part III of this Annual Report on Form 10-K.

* In determining this figure, an aggregate of 3,407,294 shares of Common Stock as beneficially owned by Bruce C. Gottwald and members of his immediate family have been excluded and treated as shares held by affiliates. See Item 12. The aggregate market value has been computed on the basis of the closing price in the New York Stock Exchange Composite Transactions on June 30, 2009 as reported by *The Wall Street Journal.*

Form 10-K
Table of Contents

PART I

ITEM 1. BUSINESS

NewMarket Corporation (NewMarket) (NYSE:NEU) is a holding company which is the parent company of Afton Chemical Corporation (Afton), Ethyl Corporation (Ethyl), NewMarket Services Corporation (NewMarket Services), and NewMarket Development Corporation (NewMarket Development).

Each of our subsidiaries manages its own assets and liabilities. Afton encompasses the petroleum additives business, while Ethyl represents the sale and distribution of tetraethyl lead (TEL) in North America and certain petroleum additives manufacturing operations. NewMarket Development manages the property and improvements that we own in Richmond, Virginia. NewMarket Services provides various administrative services to NewMarket, Afton, Ethyl, and NewMarket Development. NewMarket Services departmental expenses and other expenses are billed to NewMarket and each subsidiary pursuant to services agreements between the companies.

References in this Annual Report on Form 10-K to "we," "our," and "NewMarket" are to NewMarket Corporation and its subsidiaries on a consolidated basis, unless the context indicates otherwise.

As a specialty chemicals company, Afton develops, manufactures, and blends highly formulated fuel and lubricant additive packages, and markets and sells these products worldwide. Afton is one of the largest global suppliers of lubricant additives and offers a broad line of fuel additives worldwide. Lubricant and fuel additives are necessary products for efficient maintenance and reliable operation of all vehicles and machinery. From custom-formulated chemical blends to market-general additive components, we believe Afton provides customers with products and solutions that make fuels burn cleaner, engines run smoother, and machines last longer.

Afton serves the petroleum additives market with six unique brands. HiTEC® petroleum additives are formulated to provide our customers with a measurable and sustainable marketing or cost advantage. The GREENBURN® product line provides formulated products to provide immediate, sustained, and economical performance features and emission reductions across the entire spectrum of fuels. The TecGARD® brand is specially formulated to meet the operating demands of the global metalworking industry. Our BioTEC® additives are designed specifically for the biofuels marketplace and the Axel™ brand of products is a family of gear oil additives that brings benefits to plant utilization and inventory costs. The mmt® brand of additives provides refiners with improved gasoline production efficiency and has been proven to provide significant environmental and vehicle performance benefits. All six brands are marketed worldwide by Afton employees and our valued distributors and representatives.

Afton has developed long-term relationships with its customers in every major region of the world, which Afton serves through seven manufacturing facilities in the Americas and Europe.

Afton has approximately 300 employees dedicated to research and development who work closely with our customers to develop chemical formulations that are tailored to the customers' and the end-users' specific needs. Afton's portfolio of technologically-advanced, value-added products allows it to provide a full range of products and services to its customers.

Through Ethyl, we are one of the primary marketers of TEL in North America. On June 15, 2007, Ethyl and Innospec Inc. (Innospec) resolved all pending arbitration actions commenced in 2006 between the subsidiaries of Innospec and Ethyl arising out of the TEL marketing agreements and the North American TEL supply agreement between the companies and terminated the marketing agreements effective April 1, 2007.

NewMarket Development owns and manages all of the property holdings in Richmond, Virginia for NewMarket Corporation. We own approximately 64 acres of real estate in downtown Richmond, Virginia, adjacent to our principal executive offices, which we have accumulated over many decades as the property became available. Of this total land holding, approximately four acres remain as the most desirable for further development should the demand arise in the community.

We were incorporated in the Commonwealth of Virginia in 2004. Our principal executive offices are located at 330 South Fourth Street, Richmond, Virginia, and our telephone number is (804) 788-5000. We employed 1,308 people at the end of 2009.

Business Segments

Our business is composed of two primary segments, petroleum additives and real estate development. The petroleum additives segment is primarily represented by Afton and the real estate development segment is represented by Foundry Park I. The TEL business of Ethyl is reflected in the "All other" category. All of these are discussed below.

Petroleum Additives – Petroleum additives are used in lubricating oils and fuels to enhance their performance in machinery, vehicles, and other equipment. We manufacture chemical components that are selected to perform one or more specific functions and blend those chemicals with other components to form additive packages for use in specified end-user applications. The petroleum additives market is an international marketplace, with customers ranging from oil companies and refineries to original equipment manufacturers (OEMs) and other specialty chemical companies. The petroleum additives segment includes common customers, is served by the same plants, shares common components or building blocks, and is supported with a common sales, as well as research and development, workforce.

We believe our success in the petroleum additives market is largely due to our ability to bring value to our customers. We accomplish this by understanding their needs and applying our technical capabilities, formulation expertise, broadly differentiated product offerings, and global distribution capabilities to meet those needs. We invest significantly in research and development in order to meet our customers' needs, and to adapt to the rapidly changing environment for new and improved products and services.

We view the petroleum additives marketplace as being comprised of two broad product groupings: lubricant additives and fuel additives. Lubricant additives are highly formulated chemical products that improve the performance, durability, and functionality of mineral oils, synthetic oils, and biodegradable oils, thereby enhancing the performance of machinery and engines. Fuel additives are chemical components and products that improve the refining process and performance of gasoline, diesel, biofuels, and other fuels, resulting in lower fuel costs, improved vehicle performance, reduced tailpipe or smokestack emissions, and improved power plant efficiency.

Lubricant Additives

Lubricant additives are essential ingredients for lubricating oils. Lubricant additives are used in a wide variety of vehicle and industrial applications, including engine oils, transmission fluids, gear oils, hydraulic oils, turbine oils, and in virtually any other application where metal-to-metal moving parts are utilized. Lubricant additives are organic and synthetic chemical components that enhance wear protection, prevent deposits, and protect against the hostile operating environment of an engine, transmission, axle, hydraulic pump, or industrial machine.

Lubricants are used in nearly every piece of operating machinery from heavy industrial equipment to vehicles. Lubricants provide a layer of insulation and protection between moving mechanical parts. Without this layer of protection, the normal functioning of machinery would not occur. Effective lubricants reduce downtime, prevent accidents, and increase efficiency. Specifically, lubricants serve the following main functions:

- *Friction reduction* – Friction is reduced by maintaining a thin film of lubricant between moving surfaces, preventing them from coming into direct contact with one another and reducing wear on moving machinery.

- *Heat removal* – Lubricants act as coolants by removing heat resulting from either friction or through contact with other, higher temperature materials.
- *Containment of contaminants* – Lubricants can be contaminated in many ways, especially over time. Lubricants are required to function by carrying contaminants away from the machinery and neutralizing the deleterious impact of the by-products of combustion.

The functionality of lubricants is created through an exact balance between a base fluid and performance enhancing additives. This balance is the goal of effective formulations achieved by experienced research professionals. We offer a full line of lubricant additive products, each of which is composed of component chemicals specially selected to perform desired functions. We manufacture most of the chemical components and blend these components to create formulated additives packages designed to meet industry and customer specifications. Lubricant additive components are generally classified based upon their intended functionality, including:

- detergents, which clean moving parts of engines and machines, suspend oil contaminants and combustion by-products, and absorb acidic combustion products;
- dispersants, which serve to inhibit the formation of sludge and particulates;
- extreme pressure/antiwear agents, which reduce wear on moving engine and machinery parts;
- viscosity index modifiers, which improve the viscosity and temperature characteristics of lubricants and help the lubricant flow evenly to all parts of an engine or machine; and
- antioxidants, which prevent oil from degrading over time.

We are one of the leading global suppliers of specially formulated lubricant additives that combine some or all of the components described above to develop our products. Our products are highly formulated, complex chemical compositions derived from extensive research and testing to ensure all additive components work together to provide the intended results. Our products are engineered to meet specifications prescribed by either the industry generally or a specific customer. Purchasers of lubricant additives tend to be oil companies, distributors, refineries, and compounder/blenders.

Key drivers of demand for lubricant additives include total vehicle miles driven, vehicle production, equipment production, the average age of vehicles on the road, new engine and driveline technologies, and drain/refill intervals.

We view our participation in the lubricant marketplace in three primary areas: engine oil additives, driveline additives, and industrial additives. Our view is not necessarily the same way others view the market.

Engine Oil Additives – The largest submarket within the lubricant additives marketplace is engine oils, which we estimate represents approximately 65% of the overall lubricant additives market volume. The engine oils market's ultimate customers include consumers, service dealers, and OEMs. The extension of drain intervals has generally offset increased demand due to higher vehicle population and more miles driven. The primary functions of engine oil additives are to reduce friction, prevent wear, control formation of sludge and oxidation, and prevent rust. Engine oil additives are typically sold to lubricant manufacturers who combine them with a base oil fluid to meet internal, industry, and OEM specifications.

Key drivers of the engine oils market are the number of vehicles on the road, drain intervals for engine oils, engine and crankcase size, changes in engine design, and temperature and specification changes driven by the OEMs. Afton's goal is to maintain the profitability of this product line by developing additives that are specially formulated for the vehicles people drive and the way they drive them. Afton offers additives for oils that protect the modern engine and makes additives that are specially formulated to protect high mileage vehicles. Afton offers products that enhance the performance of mineral, part-synthetic, and fully-synthetic engine oils.

Driveline Additives – The driveline additives submarket is comprised of additives designed for products such as transmission fluids (TF), gear oils, and tractor fluids. This submarket shares in the 35% of the market not covered by engine oils. TF primarily serve as the power transmission and heat transfer medium in the area of the transmission where the torque of the drive shaft is transferred to the gears of the vehicle. Gear additives lubricate gears, bearings, clutches, and bands in the gear-box and are used in vehicles, off-highway, hydraulic, and marine equipment. Other products in this area include hydraulic transmission fluids, universal tractor fluids, power steering fluids, shock absorber fluids, gear oils, lubricants for heavy machinery, and vehicle greases. These products must conform to highly prescribed specifications developed by vehicle OEMs for specific models or designs. These additives are generally sold to oil companies and often ultimately sold to vehicle OEMs for new vehicles (factory-fill). End-products are also sold to service dealers for aftermarket servicing (service-fill), as well as retailers and distributors.

Key drivers of the driveline additives marketplace are the number of vehicles manufactured, drain intervals for TF and gear applications, changes in engine and transmission design and temperatures, and specification changes driven by the OEMs.

Industrial Additives – The industrial additives submarket is comprised of additives designed for products for industrial applications such as hydraulic fluids, grease, industrial gear fluids, industrial specialty applications, and metalworking additives. This submarket also shares in the 35% of the market not covered by engine oils. These products must conform to industry specifications, OEM requirements and/or application and operating environment demands. Industrial additives are generally sold to oil companies, service dealers for after-market servicing, and distributors.

Key drivers of the industrial additives marketplace are gross domestic product levels and industrial production.

Fuel Additives

Fuel additives are chemical compounds that are used to improve both the oil refining process and the performance of gasoline, diesel, residual, biofuels, and other fuels. Benefits of fuel additives in the oil refining process include reduced use of crude oil, lower processing costs, and improved fuel storage properties. Fuel performance benefits include ignition improvements, combustion efficiency, reduced emission particulates, fuel economy improvements, and engine cleanliness, as well as protection against deposits in fuel injectors, intake valves, and the combustion chamber. Our fuel additives are extensively tested and designed to meet stringent industry, government, OEM, and individual customer requirements.

Many different types of additives are used in fuels. Their use is generally determined by customer, industry, OEM, and government specifications, and often differs from country to country. The types of fuel additives we offer include:

- gasoline performance additives, which clean and maintain key elements of the fuel delivery systems, including fuel injectors and intake valves, in gasoline engines;
- diesel fuel performance additives, which perform similar cleaning functions in diesel engines;
- cetane improvers, which increase the cetane number (ignition quality) in diesel fuel by reducing the delay between injection and ignition;
- stabilizers, which reduce or eliminate oxidation in fuel;
- corrosion inhibitors, which minimize the corrosive effects of combustion by-products and prevent rust;
- lubricity additives, which restore lubricating properties lost in the refining process;
- cold flow improvers, which improve the pumping and flow of diesel in cold temperatures; and
- octane enhancers, which increase octane ratings and decrease emissions.

We offer a broad line of fuel additives worldwide and sell our products to major fuel marketers and refiners, as well as independent terminals and other fuel blenders.

Key drivers in the fuel additive marketplace include total vehicle miles driven, the introduction of more sophisticated engines, regulations on emissions (both gasoline and diesel), quality of the crude oil slate and performance standards, and marketing programs of major oil companies.

Competition

We believe we are one of the four largest manufacturers and suppliers in the petroleum additives marketplace.

In the lubricant additives submarket of petroleum additives, our major competitors are The Lubrizol Corporation, Infineum (a joint venture between ExxonMobil Chemical and Royal Dutch Shell plc), and Chevron Oronite. There are several other suppliers in the worldwide market who are competitors in their particular product areas.

The fuel additives submarket is fragmented and characterized by many competitors. While we participate in many facets of the fuel additives market, our competitors tend to be more narrowly focused. In the gasoline detergent market, we compete mainly against BASF AG, Chevron Oronite, and The Lubrizol Corporation; in the cetane improver market, we compete mainly against Innospec, Groupe SNPE of France, and Exchem EPC Groupe of the U.K.; and in the diesel markets, we compete mainly against The Lubrizol Corporation, Infineum, BASF AG, and Innospec.

The competition among the participants in these industries is characterized by the need to provide customers with cost effective, technologically capable products that meet or exceed industry specifications. The need to continually increase technology performance and lower cost through formulation technology and cost improvement programs is vital for success in this environment.

Real Estate Development – Beginning in the first quarter 2008, we began reporting our real estate development activities in segment operating profit. The real estate development segment represents the operations of Foundry Park I, LLC (Foundry Park I), a wholly-owned subsidiary of NewMarket Development. We are currently not actively seeking development opportunities for our undeveloped land, but we will evaluate any opportunities when, and if, the opportunity arises.

In January 2007, Foundry Park I entered into a Deed of Lease Agreement with MeadWestvaco Corporation (MeadWestvaco) under which it is leasing an office building which we have constructed on approximately three acres. The construction of the building was completed in late 2009 and was to the specifications of MeadWestvaco, which is using it as their corporate headquarters. The lease term is for a period of 13 ½ years with rent based upon a factor of the final project cost.

Foundry Park I obtained financing, which was due in August 2010 and which was guaranteed by NewMarket Corporation, for the construction phase. In early 2010, we secured a five year loan on the property. We used the proceeds from this loan together with cash on hand to repay the construction loan. Further information on our financing of the project and the related interest rate swap agreements, as well as an interest rate lock agreement, is in Notes 13, 17, and 19 in the Notes to Consolidated Financial Statements. None of these agreements impacts the terms of the lease with MeadWestvaco. During 2008 and 2009, we capitalized the costs of the project, as well as the financing expenses.

All Other – The "All other" category includes the continuing operations of the TEL business (primarily sales of TEL in North America), as well as certain contract manufacturing Ethyl provides to Afton and to third parties. Ethyl manufacturing facilities include our Houston, Texas and Sarnia, Ontario, Canada plants. Both the Houston and Sarnia plants manufacture a significant amount of petroleum additives products for Afton. The

Houston plant is substantially dedicated to petroleum additives manufacturing and produces both lubricant additives and fuel additives. The Sarnia plant is completely dedicated to petroleum additives manufacturing and produces fuel additives. The financial results of the petroleum additives production by the Ethyl manufacturing facilities are reflected in the petroleum additives segment results. The "All other" category financial results include a service fee charged by Ethyl for its production services to Afton. Our remaining manufacturing facilities are part of Afton and produce both lubricant additives and fuel additives.

Raw Materials and Product Supply

We use a variety of raw materials and chemicals in our manufacturing and blending processes and believe the sources of these are adequate for our current operations. The most important raw materials for Afton are base oil, polyisobutylene, maleic anhydride, olefin copolymers, antioxidants, alcohols, and methacrylates.

As the performance requirements of our products become more complex, we often work with highly specialized suppliers. In some cases, we source from a single supplier. In cases where we decide to source from a single supplier, we manage our risk by maintaining safety stock of the raw material, qualifying alternate supply, or identifying a backup position. The backup position could take additional time to implement, but we are confident we could ensure continued supply for our customers. We continue to monitor the raw material supply situation and will adjust our procurement strategies as conditions require.

Research, Development, and Testing

Research, development, and testing (R&D) provides the basis for our global petroleum additives technology. We develop products through a combination of chemical synthesis, formulation, engineering design and performance testing. In addition to products, R&D provides our customers with product differentiation and technical support to assure total customer satisfaction.

We are committed to providing the most advanced products, comprehensive testing programs, and superior technical support to our customers and to OEMs worldwide. R&D expenditures, which totaled $86 million in 2009, $82 million in 2008, and $77 million in 2007, are expected to grow again in 2010 in support of our core technology areas. Afton continued to significantly grow our inside testing capability globally, thus enabling strong working relationships with both OEMs and customers and the ability to differentiate our technology with market driven solutions.

In 2009, we completed technology development for multiple new engine oil categories including ILSAC GF5 and ACEA 2008. Specific customer validation programs are well underway. New component development continues to enable the formulation of robust products needed for performance and marketing differentiation.

We continued to expand our technology and product portfolio in the fuel additives area. In 2009, we launched multiple new products in broad product areas including gasoline performance additives, diesel performance additives, and finished fuel additives. We continued to work closely with customers to provide technical differentiation for their marketing programs. In addition we continued to maintain close interactions with regulatory, industry, and OEM leaders to guide our development of future fuel additive technologies based on well defined market needs.

Afton's industrial platform and product diversity continues to grow with a continuing expansion of products and performance attributes. Multiple core development programs progressed in 2009, which we expect to lead to the launch of next generation products in 2010 in a variety of product areas including industrial gear, hydraulic, slideway, and turbine fluids.

New components, formulations and products were developed in our driveline sector including gear, transmission, and tractor fluid additives. Products were launched in multiple areas for both factory-fill and service-fill applications. We continue to interact closely with both OEMs and customers to define market needs and to identify opportunities for market-based differentiation.

Intellectual Property

Our intellectual property, including our patents, licenses, and trademarks, is an important component of our business. We actively protect our inventions, new technologies, and product developments by filing patent applications or maintaining trade secrets. We currently own approximately 1,500 issued or pending United States and foreign patents. The use of technology covered by several of these patents and trade secrets is licensed to others through a royalty-generating licensing program. In addition, we have acquired the rights under patents and inventions of others through licenses or otherwise. We take care to respect the intellectual property rights of others and we believe our products do not infringe upon those rights. We vigorously participate in patent opposition proceedings around the world, where necessary, to secure a technology base free of infringement. We believe our patent position is strong, aggressively managed, and sufficient for the conduct of our business.

We also have several hundred trademark registrations throughout the world for our marks, including NewMarket®, Afton Chemical®, Ethyl®, mmt®, HiTEC®, TecGARD®, GREENBURN®, and BioTEC®, as well as several pending trademark and service mark applications, including Axel™.

Commitment to Environmental and Safety Excellence

We are committed to continuous improvement and vigilant management of the health and safety of our employees, neighbors, and customers, as well as the stewardship of the environment. One way our companies demonstrate this is through our commitment to the principles of the American Chemistry Council (ACC) Responsible Care® program. In 2006, the Environmental, Health, Safety and Security Management Systems of both Afton and Ethyl were certified by an independent auditing process as established by the ACC as a requirement of membership. Additionally, Afton's Sauget, Illinois and Feluy, Belgium plants were certified to the environmental standard ISO 14001. Sauget also continues to be an OSHA Star VPP (Voluntary Protection Program) location.

Safety and environmental responsibility are a way of life at NewMarket – enhancing operations, the way we work, and the relationships we maintain with our customers and our communities. Our executive management meetings begin with a review of our environmental and safety performance.

Our objective is to establish a culture where our employees understand that good environmental and safety performance is good business and understand that environmental compliance and safety is their personal responsibility. Our worldwide injury/illness recordable rate (which is the number of injuries per 200,000 hours worked) in 2009 was 0.66. The rate in 2008 was 0.84 and the 2007 rate was 0.87. We plan to continue to demonstrate our safety culture with continuous improvement in our safety record. This represents a focused effort by all of our employees. We are extremely proud of our accomplishments in the safety area, especially when compared to safety records in other industries.

As members of the ACC, Afton and Ethyl provide data on twelve metrics used to track environmental, safety, energy use, and product stewardship performance of ACC member companies. These can be viewed at *www.responsiblecare-us.com.* The information on this website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference in this Annual Report on Form 10-K or any other filings we make with the Securities and Exchange Commission (SEC).

Environmental

We operate under policies that we believe comply with federal, state, local, and foreign requirements regarding the handling, manufacture, and use of materials. One or more regulatory agencies may classify some of these materials as hazardous or toxic. We also believe that we comply in all material respects with laws, regulations, statutes, and ordinances protecting the environment, including those related to the discharge of materials. We expect to continue to comply in all material respects.

We regularly review the status of significant existing or potential environmental issues. We record and expense our proportionate share of environmental remediation and monitoring costs in accordance with accounting principles generally accepted in the United States.

Total gross liabilities accrued at year-end for environmental remediation were $22.0 million for 2009 and $20.6 million for 2008. In addition to the accruals for environmental remediation, we also had accruals for dismantling and decommissioning costs of $500 thousand at December 31, 2009 and $1.3 million at December 31, 2008.

As new technology becomes available, it may be possible to reduce accrued amounts. While we believe that we are fully accrued for known environmental issues, it is possible that unexpected future costs could have a significant financial impact on our financial position and results of operations.

We spent approximately $17 million in both 2009 and 2008, and $18 million in 2007 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. These environmental operating and clean-up expenses are included in cost of goods sold.

For capital expenditures on pollution prevention and safety projects, we spent $5 million in 2009 and $7 million in both 2008 and 2007.

Our estimate of the effects of complying with governmental pollution prevention and safety regulations is subject to:

- potential changes in applicable statutes and regulations (or their enforcement and interpretation);
- uncertainty as to the success of anticipated solutions to pollution problems;
- uncertainty as to whether additional expense may prove necessary; and
- potential for emerging technology to affect remediation methods and reduce associated costs.

We are subject to liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damage, or natural resource damage arising from the release of, or exposure to, such hazardous substances. Further, we may have environmental liabilities imposed in many situations without regard to violations of laws or regulations. These liabilities may also be imposed jointly and severally (so that a responsible party may be held liable for more than its share of the losses involved, or even the entire loss) and may be imposed on many different entities with a relationship to the hazardous substances at issue, including, for example, entities that formerly owned or operated the property and entities that arranged for the disposal of the hazardous substances at an affected property. We are subject to many environmental laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as CERCLA or Superfund, in the United States, and similar foreign and state laws.

Under CERCLA, we are currently considered a potentially responsible party (PRP), at several sites, ranging from a *de minimis* PRP or a minor PRP, to an involvement considered greater than the minor PRP involvement. At some of these sites, the remediation methodology, as well as the proportionate shares of each PRP, has been well established. Other sites are not as mature, which makes it more difficult to reasonably estimate our share of the future clean-up or remediation costs. In 2000, the Environmental Protection Agency (EPA) named us as a PRP for the clean-up of soil and groundwater contamination at the Sauget Area 2 Site in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, we are participating with other PRPs in site investigations and feasibility studies.

The Sauget Area 2 Site PRPs received notice of approval from the EPA of their October 2009 Human Health Risk Assessment. Additionally, the PRPs have submitted their Feasibility Study (FS) to the EPA Remedy review board. We have accrued our estimated proportional share of the expenses for the FS, as well as our best estimate of our proportional share of the remediation liability proposed in our ongoing discussions and submissions with the agencies involved. We do not believe there is any additional information available as a basis for revision of the liability that we have established. The amount accrued for this site is not material. We also have several other sites where we are in the process of environmental remediation and monitoring. See Note 19 in the Notes to Consolidated Financial Statements.

Geographic Areas

We have operations in the United States, Europe, Asia, Latin America, Australia, India, the Middle East, and Canada. The economies are stable in most of the countries where we operate. In countries with more political or economic uncertainty, we generally minimize our risk of loss by utilizing U.S. Dollar-denominated transactions, letters of credit, and prepaid transactions. We also participate in selective foreign currency forward contracts at certain times. Our foreign customers consist of financially viable government organizations, as well as both large and smaller companies.

The table below reports net sales and long-lived assets by geographic area. Except for the United States, no country exceeded 10% of net sales or long-lived assets during any year. We assign revenues to geographic areas based on the location to which the product was shipped. The change in net sales during the three-year period is discussed more fully in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation."

Geographic Areas
(in millions of dollars)

	2009	2008	2007
Net sales			
United States	$ 605	$ 625	$ 564
Foreign	925	992	811
Consolidated net sales	$1,530	$1,617	$1,375
Long-lived assets (a)			
United States	$ 257	$ 213	$ 158
Foreign	45	29	26
Total long-lived assets	$ 302	$ 242	$ 184

(a) Long-lived assets include property, plant, and equipment, net of depreciation.

Net sales to one customer of our petroleum additives segment exceeded 10% of total net sales in 2009, 2008, and 2007. Sales to Royal Dutch Shell plc and its affiliates (Shell) amounted to $232 million (15% of total net sales) in 2009, $261 million (16% of total net sales) in 2008, and $202 million (15% of total net sales) in 2007. These net sales represent a wide-range of products sold to this customer in multiple regions of the world.

Availability of Reports Filed with the Securities and Exchange Commission and Corporate Governance Documents

Our internet website address is *www.newmarket.com*. We make available, free of charge through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. In addition, our Corporate Governance Guidelines, Code of Conduct, and the charters of our Audit; Compensation; and Nominating and Corporate Governance Committees, are available on our website and are available in print, without charge, to any shareholder upon request by contacting our Corporate Secretary at NewMarket Corporation, 330 South Fourth Street, Richmond, Virginia 23219. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference in this Annual Report on Form 10-K or any other filings we make with the SEC.

Executive Officers of the Registrant

The names and ages of all executive officers as of February 19, 2010 follow.

Name	Age	Positions
Thomas E. Gottwald	49	President and Chief Executive Officer (Principal Executive Officer)
David A. Fiorenza	60	Vice President and Treasurer (Principal Financial Officer)
Steven M. Edmonds	57	Vice President – General Counsel
Bruce R. Hazelgrove, III	49	Vice President – Corporate Resources
Wayne C. Drinkwater	63	Controller (Principal Accounting Officer)
M. Rudolph West	56	Secretary
C. S. Warren Huang	60	President, Afton Chemical Corporation
Alexander McLean	53	Senior Vice President, Afton Chemical Corporation

Our officers hold office until the meeting of the Board of Directors following the next annual shareholders' meeting. All of the officers have served in these capacities with NewMarket for at least the last five years.

ITEM 1A. RISK FACTORS

Our business is subject to many factors that could materially adversely affect our future performance and cause our actual results to differ materially from those expressed or implied by forward-looking statements made in this Annual Report on Form 10-K. Those risk factors are outlined below.

- **Availability of raw materials and transportation systems, including sourcing from some single suppliers, could have a material adverse effect on our operations.**

  The chemical industry can experience some tightness of supply of certain materials or transportation systems. In addition, in some cases, we choose to source from a single supplier. Any significant disruption in supply could affect our ability to obtain raw materials or transportation systems. This could have a material adverse effect on our operations.

- **We may be unable to respond effectively to technological changes in our industry.**

  Our future business success will depend upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our industry is characterized by frequent changes in industry performance standards, which affect the amount and timing of our research and development costs and other technology-related costs. As a result, the life cycle of our products is often hard to predict. Further, technological changes in some or all of our customers' products or processes may make our products obsolete. Our inability to maintain a highly qualified, technical workforce or their inability to anticipate, respond to, or utilize changing technologies could have a material adverse effect on our results of operations, financial condition, and cash flow in any given period.

- **Several of our products are produced solely at one facility, and a significant disruption or disaster at such a facility could have a material adverse effect on our results of operations.**

  Several of the products we sell are produced only in one location. We are dependent upon the continued safe operation of these production facilities. These production facilities are subject to various hazards associated with the manufacturing, handling, storage, and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime, and environmental hazards. Some of our products involve the manufacturing and handling of a variety of reactive, explosive, and flammable materials. Many of these hazards could cause a disruption in the production of our products. We cannot assure you that these facilities will not experience these types of hazards and disruptions in the future or that these incidents will not result in production delays or otherwise have an adverse effect on our results of operations, financial condition or cash flows in any given period.

- **Our failure to protect our intellectual property rights could adversely affect our future performance and growth.**

Protection of our proprietary processes, methods, compounds, and other technologies is important to our business. We depend upon our ability to develop and protect our intellectual property rights to distinguish our products from those of our competitors. Failure to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on a combination of patent, trade secret, trademark, and copyright law, as well as judicial enforcement, to protect such technologies. We currently own approximately 1,500 issued and pending U.S. and foreign patents. Some of these patents are licensed to others. In addition, we have acquired the rights under patents and inventions of others through licenses or otherwise. We have developed, and may in the future develop, technologies with universities or other academic institutions, or with the use of government funding. In such cases, the academic institution or the government may retain certain rights to the developed intellectual property. We also own several hundred trademark and service mark registrations throughout the world for our marks, including NewMarket®, Afton Chemical®, Ethyl®, HiTEC®, TecGARD®, GREENBURN® BioTEC®, and mmt®, as well as pending trademark and service mark applications, including Axcel™. In the event that we are unable to continue using certain of our marks, we may be forced to rebrand our products, which could result in the loss of brand recognition, and could require us to devote resources to advertise and market brands. In particular, the loss of our HiTEC® mark would have a material adverse effect on our business.

We cannot assure you that the measures taken by us to protect these assets and rights will provide meaningful protection for our trade secrets or proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. We cannot assure you that any of our intellectual property rights will not be challenged, invalidated, circumvented, or rendered unenforceable. Furthermore, we cannot assure you that any pending patent application filed by us will result in an issued patent, or if patents are issued to us, that those patents will provide meaningful protection against competitors or against competitive technologies. The failure of our patents or other measures to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods, and compounds could have an adverse effect on our results of operations, financial condition, and cash flow. We could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technologies. If we were found to be infringing on the proprietary technology of others, we may be liable for damages, and we may be required to change our processes, to redesign our products partially or completely, to pay to use the technology of others or to stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could prompt customers to switch to products that are not the subject of infringement suits. We may not prevail in any intellectual property litigation and such litigation may result in significant legal costs or otherwise impede our ability to produce and distribute key products.

- **Political, economic, and regulatory factors concerning one of our products, mmt®, could adversely affect our sales of mmt®.**

  The United States EPA studied mmt® and determined that it does not cause or contribute to the failure of vehicle emission systems. The Canadian government has made similar findings. The EPA also required, under certain provisions of the Clean Air Act, additional testing to fill some data gaps, including potential risks to public health. The final report for the mmt® Alternative Tier 2 Health Testing Program was accepted and requirements of the mandated program were deemed to have been met with submission of a June 2009 report to the EPA. No change in current determinations has been made. The European Union (EU) finalized the latest version of the EU Fuel Quality Directive in December 2008, rejecting a proposed ban on mmt® by the European Parliament's Environmental Committee and implementing unsubstantiated interim use limits and labeling requirements while a scientific risk assessment on metallic additives is carried out. Afton has opted to seek judicial review of the unsubstantiated interim use limits and labeling requirements pending the outcome of the scientific risk assessment.

  Despite these events, certain industry groups continue to urge greater regulation of all metal-based gasoline additives, including mmt®. In 2002, the Alliance of Automobile Manufacturers (AAM) issued a fleet test report on mmt® based on tests conducted by the AAM, the Association of International Automobile Manufacturers, and the Canadian Vehicle Manufacturers' Association. The report alleges that mmt® significantly raises vehicle emissions, increases fuel emissions, increases fuel consumption, and impairs the proper operation of vehicle emission control systems. In December 2003, the government of Canada released its "Proposed Framework for an Independent Third-Party Review of New Information on the Effects of mmt® Vehicle Emissions." In its proposal, the Canadian government provided no timetable for the commencement or completion of the review. To date, the government of Canada has not initiated the review. Increased government regulation of mmt®, if it occurs, or additional studies evaluating mmt®, even if government regulation does not occur, could have a material adverse effect on our sales of that product.

- **Our business is subject to hazards common to chemical businesses, any of which could interrupt our production or our transportation systems and adversely affect our results of operations.**

  Our business is subject to hazards common to chemical manufacturing, storage, handling, and transportation, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases, and other risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment, and environmental contamination. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may diminish our ability to meet our output goals. Accordingly, these hazards and their consequences could have a material adverse effect on our operations as a whole, including our results of operations, and cash flows, both during and after the period of operational difficulties.

- **The occurrence or threat of extraordinary events, including natural disasters and domestic and international terrorist attacks may disrupt our operations, decrease demand for our products, and increase our expenses.**

  Chemical-related assets may be at greater risk of future terrorist attacks than other possible targets in the United States and throughout the world. Federal legislation has imposed significant new site security requirements, specifically on chemical manufacturing facilities, that will require an estimated $4 million to $5 million in capital expenditures at our manufacturing facilities and increase our annual overhead expenses. Federal regulations have also been enacted to increase the security of the transportation of hazardous chemicals in the United States.

  The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, and their occurrence can be expected to continue to affect negatively the economy in general, and specifically the markets for our products. The resulting damage from a direct attack on our assets or assets used by us could include loss of life and property damage. In addition, available insurance coverage may not be sufficient to cover all of the damage incurred or, if available, may be prohibitively expensive.

- **Competition could adversely affect our operating results.**

  We face intense competition in certain of the product lines and markets in which we compete. We expect that our competitors will develop and introduce new and enhanced products, which could cause a decline in the market acceptance of certain products we manufacture. In addition, as a result of price competition, we may be compelled to reduce the prices for some of our products, which could adversely affect our margins and profitability. Competitive pressures can also result in the loss of major customers. Our inability to compete successfully could have a material adverse effect on our results of operations, financial condition, and cash flows in any given period. In addition, some of our competitors may have greater financial, technological, and other resources than we have. Some of our competitors may also be able to maintain greater operating and financial flexibility than we are able to maintain. As a result, these competitors may be able to better withstand changes in conditions within our industry, changes in the prices for raw materials, and changes in general economic conditions.

- **Sudden or sharp raw materials price increases may adversely affect our profit margins.**

  We utilize a variety of raw materials in the manufacture of our products, including base oil, polyisobutylene, maleic anhydride, olefin copolymers, antioxidants, alcohols, and methacrylates. Our profitability is sensitive to changes in the costs of these materials caused by changes in supply, demand or other market conditions, over which we have little or no control. Political and economic conditions in the Middle East and Latin America have caused, and may continue to cause, the cost of our raw materials to fluctuate. War, armed hostilities, terrorist acts, civil unrest, or other incidents may also cause a sudden or sharp increase in the cost of our raw materials. We cannot assure you that we will be able to pass on to our customers any future increases in raw material costs in the form of price increases for our products.

- **Our reliance on a small number of significant customers may have a material adverse effect on our results of operations.**

  Our principal customers are major multinational oil companies. The oil industry is characterized by the concentration of a few large participants as a result of consolidation. The loss of a significant customer or a material reduction in purchases by a significant customer could have a material adverse effect on our results of operations, financial condition, and cash flow.

- **Our customers are concentrated in the lubricant and fuel industries and, as a result, our reliance on that industry is significant.**

  Most of our customers are primarily engaged in the fuel and lubricant industries. This concentration of customers affects our overall risk profile, since our customers will be similarly affected by changes in economic, geopolitical, and industry conditions. Many factors affect the level of our customers' spending on our products, including, among others, general business conditions, changes in technology, interest rates, gasoline prices, and consumer confidence in future economic conditions. A sudden or protracted downturn in these industries could adversely affect the buying power and purchases by our customers.

- **We face risks related to our foreign operations that may negatively affect our business.**

  In 2009, net sales to customers outside of the United States accounted for approximately 60% of total net sales. We do business in all major regions of the world, some of which do not have stable economies or governments. In particular, we sell and market products in countries experiencing political and economic instability in the Middle East, Asia Pacific, and Latin America. Our international operations are subject to international business risks, including unsettled political conditions, expropriation, import and export restrictions, increases in royalties, exchange controls, national and regional labor strikes, taxes, government royalties, inflationary economies and currency exchange rate fluctuations, and changes in laws and policies governing operations of foreign-based companies (such as restrictions on repatriation of earnings or proceeds from liquidated assets of foreign subsidiaries). The occurrence of any one or a combination of these factors may increase our costs or have other adverse effects on our business.

- **We are exposed to fluctuations in foreign exchange rates, which may adversely affect our results of operations.**

  We conduct our business in the local currency of most of the countries in which we operate. The financial condition and results of operations of our foreign operating subsidiaries are reported in the relevant local currency and then translated to U.S. Dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. Dollar will affect the recorded levels of our assets and liabilities as foreign assets and liabilities are translated into U.S. Dollars for presentation in our financial statements, as well as our net sales, cost of goods sold, and operating margins. The primary foreign currencies in which we have exchange rate fluctuation exposure are the European Union Euro, British Pound Sterling, Japanese Yen, and Canadian Dollar. Exchange rates between these currencies and U.S. Dollars have fluctuated significantly in recent years and may do so in the future.

- **Our business is subject to government regulation and could be adversely affected by future governmental regulation.**

  We are subject to regulation by local, state, federal, and foreign governmental authorities. In some circumstances, before we may sell certain products, these authorities must approve these products, our manufacturing processes, and facilities. We are also subject to ongoing reviews of our products, manufacturing processes, and facilities by governmental authorities.

  In order to obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe and effective for its intended uses and that we are capable of manufacturing the product in accordance with current regulations. The process of seeking approvals can be costly, time consuming, and subject to unanticipated and significant delays. There can be no assurance that approvals will be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate net sales from those products.

  New laws and regulations, including climate change regulations, may be introduced in the future that could result in additional compliance costs, seizures, confiscation, recall, or monetary fines, any of which could prevent or inhibit the development, distribution, and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, and recalls or seizures, any of which could have an adverse effect on our results of operations, financial condition, and cash flows.

  Our business and our customers are subject to significant regulations under the European Commission's Registration, Evaluation and Authorization of Chemicals (REACH) regulation. REACH became effective on June 1, 2007. It imposes obligations on European Union manufacturers and importers of chemicals and other products into the European Union to compile and file comprehensive reports, including testing data, on each chemical substance, perform chemical safety assessments, and obtain pre-market authorization with respect to certain substances of particularly high concern. The new regulation imposes significant additional burdens on chemical producers and importers, and, to a lesser extent, downstream users of chemical substances and preparations. Our manufacturing presence and sales activities in the European Union will require us to incur significant additional compliance costs.

- **Legal proceedings and other claims could impose substantial costs on us.**

  We are involved in numerous administrative and legal proceedings that result from, and are incidental to, the conduct of our business. From time to time, these proceedings involve environmental, product liability, TEL, premises asbestos liability, and other matters. See Item 3, "Legal Proceedings." We have insurance coverage that we believe would be available to mitigate potential damages in many of these proceedings. However, there is no assurance that our available insurance will cover these claims, that our insurers will not challenge coverage for certain claims, or that final damage awards will not exceed our available insurance coverage. Any of the foregoing could have a material adverse effect on our results of operations, financial condition, and cash flows in any given period.

- **Environmental matters could have a substantial negative impact on our results of operations.**

  As a manufacturer and distributor of chemical products, we are generally subject to extensive local, state, federal, and foreign environmental, safety, and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water, the generation, handling, treatment, and disposal of hazardous waste and other materials, and remediation of contaminated soil, surface, and ground water. Our operations entail the risk of violations of those laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. We believe that we comply in all material respects with laws, regulations, statutes, and ordinances protecting the environment, including those related to the discharge of materials. However, we cannot assure you that we have been or will be at all times in compliance with all of these requirements.

  In addition, these requirements, and the enforcement or interpretation of these requirements, may become more stringent in the future. Although we cannot predict the ultimate cost of compliance with any such requirements, the costs could be material. Noncompliance could subject us to material liabilities, such as government fines, damages arising from third-party lawsuits, or the suspension and potential cessation of noncompliant operations. We may also be required to make significant site or operational modifications at substantial cost. Future developments could also restrict or eliminate the use of or require us to make modifications to our products, which could have an adverse effect on our results of operations, financial condition, and cash flows in any given period.

  At any given time, we are involved in claims, litigation, administrative proceedings, and investigations of various types in a number of jurisdictions involving potential environmental liabilities, including clean-up costs associated with waste disposal sites, natural resource damages, property damage, and personal injury. We cannot assure you that the resolution of these environmental matters will not have an adverse effect on our results of operations, financial condition, and cash flows in any given period.

  There may be environmental problems associated with our properties of which we are unaware. Some of our properties contain, or may have contained in the past, on-site facilities or underground tanks for the storage of chemicals, hazardous materials, and waste products that could create a potential for release of hazardous substances or contamination of the environment. The discovery of environmental liabilities attached to our properties could have a material adverse effect on our results of operations, financial condition, and cash flows.

  We may also face liability arising from current or future claims alleging personal injury, product liability, property damage due to exposure to chemicals or other hazardous substances, such as premises asbestos, at or from our facilities. We may also face liability for personal injury, product liability, property damage, natural resource damage, or clean-up costs for the alleged migration of contaminants or hazardous substances from our facilities or for future accidents or spills. A significant increase in the number or success of these claims could adversely affect our financial condition, results of operations, and cash flows. For further discussion of some related claims, see Item 1, "Business—Environmental."

The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. A liable party could be held responsible for all costs at a site, whether currently or formerly owned or operated regardless of fault, knowledge, timing of the contamination, cause of the contamination, percentage of contribution to the contamination, or the legality of the original disposal. We could incur significant costs, including clean-up costs, natural resource damages, civil or criminal fines and sanctions, and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws.

- **We have been identified, and in the future may be identified, as a PRP in connection with state and federal laws regarding environmental clean-up projects.**

  We are subject to the federal, state and local environmental laws under which we may be designated as a PRP. As a PRP, we may be liable for a share of the costs associated with cleaning up hazardous waste sites, such as a landfill to which we may have sent waste.

  In *de minimis* PRP matters and in some minor PRP matters, we generally negotiate a consent decree to pay an apportioned settlement. This relieves us of any further liability as a PRP, except for remote contingencies. We are also a PRP at sites where our liability may be in excess of the *de minimis* or minor PRP levels. Most sites where we are a PRP represent environmental issues that are quite mature. The sites have been investigated, and in many cases, the remediation methodology, as well as the proportionate shares of each PRP, has been established. Other sites are not as mature, which makes it more difficult to reasonably estimate our share of future clean-up or remediation costs. Generally, environmental remediation and monitoring will go on for an extended period. As a result, we may incur substantial expenses for all these sites over a number of years.

  Liability for investigation and remediation of hazardous substance contamination at currently or formerly owned or operated facilities or at third-party waste disposal sites is joint and several. Currently, we are involved in active remediation efforts at several sites where we have been named a PRP. If other PRPs at these sites are unable to contribute to the remediation costs, we could be held responsible for some, or all, of their portion of the remediation costs, in addition to the portions for which we have already accounted.

- **Restrictive covenants in our debt instruments may adversely affect our business.**

  Our senior credit agreement and senior notes contain restrictive covenants. These covenants may constrain our activities and limit our operational and financial flexibility. The failure to comply with these covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations.

- **We could be required to make additional contributions to our pension funds, which may be underfunded due to any underperformance of the equities markets.**

  Our pension plan asset allocation is predominantly weighted towards equities. Cash contribution requirements to our pension plans are sensitive to changes in our plans' actual return on assets. Reductions in our plans' expected return on assets due to poor performance of the equities markets could cause our pension plans to be underfunded and require us to make additional cash contributions.

- **The insurance that we maintain may not fully cover all potential exposures.**

  We maintain property, business interruption, and casualty insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental remediation. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

- **Landlord and financing risks associated with Foundry Park I could adversely affect our financial results.**

  In January 2007, Foundry Park I, a wholly-owned subsidiary of NewMarket Development, entered into a Deed of Lease Agreement with MeadWestvaco under which it is leasing an office building which we have constructed on approximately three acres.

  Our landlord and financing activities may subject us to the following risks:

  - We may incur costs associated with our landlord activities that exceed our expectations and result in the Foundry Park I operations materially negatively impacting our results of operations for our real estate development segment; and

  - we may incur losses, which could be material, under the Goldman Sachs interest rate swap agreement. See Note 17 in the Notes to Consolidated Financial Statements for further information on the interest rate swap.

- **We may not be able to complete future acquisitions or successfully integrate future acquisitions into our business, which could result in unanticipated expenses and losses.**

  As part of our business growth strategy, we intend to pursue acquisitions and joint venture opportunities. Our ability to implement this component of our growth strategy will be limited by our ability to identify appropriate acquisition or joint venture candidates and our financial resources, including available cash and borrowing capacity. The expense incurred in completing acquisitions or entering into joint ventures, the time it takes to integrate an acquisition, or our failure to integrate businesses successfully, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from acquisitions or joint ventures.

  The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations.

- **Our financial results will vary according to the timing of customer orders and other external factors, which reduces your ability to gauge our performance.**

  External factors beyond our control, such as customer orders, product shipment dates, and other factors can cause shifts in net sales and income from quarter to quarter. These external factors can magnify the impact of industry cycles. As a result, our income and cash flows may fluctuate significantly on a quarter-to-quarter basis, and your ability to gauge trends in our business may be impaired.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal operating properties are shown below. Unless indicated, we own the research, development, and testing facilities and manufacturing properties, which primarily support the petroleum additives business segment.

Research, Development, and Testing	Richmond, Virginia Bracknell, England *(leased)* Tsukuba, Japan Ashland, Virginia *(leased)* Shanghai, China *(leased)*
Manufacturing and Distribution	Feluy, Belgium *(lubricant additives)* Houston, Texas *(lubricant and fuel additives; also TEL storage and distribution)* Orangeburg, South Carolina *(fuel additives)* Port Arthur, Texas *(lubricant additives)* Rio de Janeiro, Brazil *(petroleum additives storage and distribution; leased)* Sarnia, Ontario, Canada *(fuel additives)* Sauget, Illinois *(lubricant and fuel additives)*

We own our corporate headquarters located in Richmond, Virginia, and generally lease our regional and sales offices located in a number of areas worldwide.

We own approximately 64 acres of real estate in downtown Richmond, Virginia, adjacent to our principal executive offices, which we have accumulated over many decades as the property became available. Of this total land holding, approximately four acres remain, which are the most desirable for further development should the demand arise in the community. In January 2007, Foundry Park I entered into a Deed of Lease Agreement with MeadWestvaco under which it is leasing an office building which we have constructed on approximately three acres.

Production Capacity

We believe our plants and supply agreements are sufficient to meet expected sales levels. Operating rates of the plants vary with product mix and normal sales swings. We believe that our facilities are well maintained and in good operating condition.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings that are incidental to our business and include administrative or judicial actions seeking remediation under environmental laws, such as Superfund. Some of these legal proceedings relate to environmental matters and involve governmental authorities. For further information see "Environmental" in Part I, Item 1.

While it is not possible to predict or determine with certainty the outcome of any legal proceeding, we believe the outcome of any of these proceedings, or all of them combined, will not result in a material adverse effect on our financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no issues submitted to a vote of security holders during the fourth quarter of 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, with no par value, has traded on the New York Stock Exchange (NYSE) under the symbol "NEU" since June 21, 2004 when we became the parent holding company of Ethyl, Afton, NewMarket Services, and their subsidiaries.

There were 15,209,989 shares of our common stock outstanding as of December 31, 2009. We had 3,166 shareholders of record at December 31, 2009.

On July 31, 2008, our Board of Directors approved a share repurchase program that authorizes management to repurchase up to $100 million of NewMarket Corporation's outstanding common stock until December 31, 2010, as market conditions warrant and covenants under our existing agreements permit. We may conduct the share repurchases in the open market and in privately negotiated transactions. The repurchase program does not require NewMarket to acquire any specific number of shares and may be terminated or suspended at any time. Approximately $80 million remains available under the authorization at December 31, 2009. There were no repurchases under this authorization during 2009.

As shown in the table below, cash dividends declared and paid totaled $1.075 per share for the twelve months ended December 31, 2009 and 80 cents per share for the twelve months ended December 31, 2008.

Year	Date Declared	Date Paid	Per Share Amount
2009	February 19, 2009	April 1, 2009	20 cents
	April 23, 2009	July 1, 2009	25 cents
	July 30, 2009	October 1, 2009	25 cents
	October 22, 2009	January 4, 2010	37.5 cents
2008	February 28, 2008	April 1, 2008	20 cents
	April 24, 2008	July 1, 2008	20 cents
	July 31, 2008	October 1, 2008	20 cents
	October 23, 2008	January 2, 2009	20 cents

The declaration and payment of dividends is subject to the discretion of our Board of Directors. Future dividends will depend on various factors, including our financial condition, earnings, cash requirements, legal requirements, restrictions in agreements governing our outstanding indebtedness, and other factors deemed relevant by our Board of Directors. For a discussion of the restrictions on our ability to declare and pay dividends, see Note 13 in the Notes to Consolidated Financial Statements.

The following table shows the high and low prices of our common stock on the NYSE for each of the last eight quarters.

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$45.55	$79.63	$97.22	$121.13
Low	$27.82	$42.78	$63.77	$ 85.30

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$76.94	$93.57	$73.41	$ 52.88
Low	$42.79	$61.52	$49.44	$ 23.37

The performance graph showing the five-year cumulative total return on our common stock as compared to The Lubrizol Corporation, specialty chemical companies, and the S&P 500 is shown below. The graph assumes $100 invested on the last day of December 2004. Dividends are assumed to be reinvested quarterly.

Performance Graph
Comparison of Five-Year Cumulative Return
Performance Through December 31, 2009



$700
$600
$500
$400
$300
$200
$100
$0
2004
2005
2006
2007
2008
2009
NewMarket Corporation
The Lubrizol Corporation
Specialty Chemicals
S&P 500

ITEM 6. SELECTED FINANCIAL DATA

NewMarket Corporation and Subsidiaries
Five Year Summary

	Years Ended December 31				
	2009	2008	2007	2006	2005
	(in thousands except per-share amounts)				
Results of Operations					
Net sales	$1,530,122	$1,617,431	$1,374,874	$1,263,297	$1,075,544
Costs and expenses	1,267,834	1,501,071	1,266,251	1,178,665	1,037,490
Special item income, net (1) (2)	—	—	—	14,825	11,668
Operating profit	262,288	116,360	108,623	99,457	49,722
Interest and financing expenses	11,716	12,046	11,557	15,403	16,849
Loss on early extinguishment of debt (3)	—	—	—	11,209	—
Other (expense) income, net (4)	(11,196)	1,012	3,358	7,117	925
Income from continuing operations before income taxes	239,376	105,326	100,424	79,962	33,798
Income tax expense (5) (6)	77,093	32,099	21,874	27,651	6,166
Income from continuing operations	162,283	73,227	78,550	52,311	27,632
Income from operations of discontinued business (net of tax) (7)	—	—	16,771	5,211	14,749
Net income	$ 162,283	$ 73,227	$ 95,321	$ 57,522	$ 42,381
Financial Position and Other Data					
Total assets	$1,025,192	$ 811,452	$ 770,934	$ 744,793	$ 701,532
Operations:					
Working capital	$ 405,087	$ 310,265	$ 317,380	$ 301,777	$ 244,912
Current ratio	3.05 to 1	3.28 to 1	2.79 to 1	2.88 to 1	2.47 to 1
Depreciation and amortization	$ 32,820	$ 28,968	$ 29,126	$ 31,592	$ 36,396
Capital expenditures	$ 89,133	$ 74,619	$ 36,656	$ 26,161	$ 17,830
Gross profit as a % of net sales	30.3	19.4	21.6	20.9	18.6
Research, development, and testing expenses (8)	$ 86,072	$ 81,752	$ 76,834	$ 70,263	$ 65,394
Total debt	$ 250,081	$ 237,162	$ 157,797	$ 153,439	$ 153,829
Common and other shareholders' equity	$ 458,185	$ 291,123	$ 317,007	$ 301,402	$ 266,060
Total debt as a % of total capitalization (debt plus equity)	35.3	44.9	33.2	33.7	36.6
Net income as a % of average shareholders' equity	43.3	24.1	30.8	20.3	17.0
Common Stock					
Basic earnings per share:					
Income from continuing operations	$ 10.67	$ 4.77	$ 4.66	$ 3.04	$ 1.62
Income from operations of discontinued business (net of tax) (7)	—	—	1.00	.30	.87
Net income	$ 10.67	$ 4.77	$ 5.66	$ 3.34	$ 2.49
Diluted earnings per share:					
Income from continuing operations	$ 10.65	$ 4.75	$ 4.63	$ 3.00	$ 1.60
Income from operations of discontinued business (net of tax) (7)	—	—	.99	.30	.85
Net income	$ 10.65	$ 4.75	$ 5.62	$ 3.30	$ 2.45
Shares used to compute basic earnings per share	15,206	15,362	16,841	17,223	17,028
Shares used to compute diluted earnings per share	15,243	15,430	16,957	17,407	17,320
Equity per share	$ 30.12	$ 19.15	$ 20.37	$ 17.43	$ 15.58
Cash dividends declared per share	$ 1.075	$ .80	$ .575	$ .50	$ —

Notes to the Five Year Summary

(1) Special item income, net was $14.8 million in 2006 and included a $5.3 million gain related to an earn-out agreement for certain pharmaceutical intellectual property that we sold in 1994; a $3.3 million gain associated with a legal settlement related to transportation charges; a $5.5 million gain resulting from a class action lawsuit related to raw materials; a $2.5 million loss from a legal settlement; and a $3.3 million gain on the sale of property.

(2) Special item income, net was $12 million in 2005 and included an aggregate $8 million gain on the sales of corporate property and a $4 million gain on an insurance settlement related to our premises asbestos liabilities.

(3) In December 2006, we purchased $149.75 million of the outstanding $150 million aggregate principal amount of our 8.875% senior notes due 2010 in a tender offer. As a result of the transaction, we recognized a loss of $11 million on the early extinguishment of debt. This loss included the write-off of unamortized deferred financing costs of $2.6 million and cash paid of $8.6 million related to the premium and other costs of the purchase of the senior notes. Subsequently in December 2006, we issued $150 million aggregate principal amount of our 7.125% senior notes due in 2016.

(4) Other (expense) income, net in 2009 included the unrealized loss on the interest rate swap we entered into on June 25, 2009. The unrealized loss on the interest rate swap was $11.4 million for the twelve months ended December 31, 2009, representing its fair value at December 31, 2009. We are not using hedge accounting to record the interest rate swap, and accordingly, any change in the fair value is immediately recognized in earnings. Other (expense) income, net in both 2008 and 2007 consists primarily of investment income. Other (expense) income, net in 2006 includes a gain of $4 million for interest on an income tax settlement, as well as $2 million of investment income.

(5) Income tax expense in 2007 includes a special item of $9.5 million primarily representing a reversal of deferred tax provisions that were previously provided on the undistributed earnings of certain foreign subsidiaries.

(6) Income tax expense in 2005 includes a favorable impact of approximately $1 million from the settlement of certain tax years with the IRS.

(7) Discontinued operations for all years reflect the April 1, 2007 termination of all marketing agreements between the subsidiaries of Ethyl and Innospec. The gain on the termination of this business was $22.8 million ($14.6 million after tax). The remaining amounts reflect the after-tax earnings of this business.

(8) Of the total research, development, and testing expenses, the portion related to new products and processes was $46 million in 2009, $44 million in 2008, $42 million in 2007, $37 million in 2006, and $34 million in 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-Looking Statements

The following discussion, as well as other discussions in this Annual Report on Form 10-K, contains forward-looking statements about future events and expectations within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future results. When we use words in this document such as "anticipates," "intends," "plans," "believes," "estimates," "expects," "should," "could," "may," "will," and similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding future prospects of growth in the petroleum additives market, our ability to maintain or increase our market share, and our future capital expenditure levels.

We believe our forward-looking statements are based on reasonable expectations and assumptions, within the bounds of what we know about our business and operations. However, we offer no assurance that actual results will not differ materially from our expectations due to uncertainties and factors that are difficult to predict and beyond our control.

These factors include, but are not limited to, timing of sales orders, gain or loss of significant customers, competition from other manufacturers and resellers, resolution of environmental liabilities, changes in the demand for our products, significant changes in new product introduction, increases in product cost and our ability to increase prices, the impact of fluctuations in foreign exchange rates on reported results of operations, changes in various markets, and geopolitical risks in certain of the countries in which we conduct business. In addition, certain risk factors are also discussed in Item 1A, "Risk Factors."

You should keep in mind that any forward-looking statement made by us in this discussion or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this discussion after the date hereof, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this discussion, or elsewhere, might not occur.

OVERVIEW

We had an excellent year during 2009, operating successfully through a challenging economic and financial environment. The petroleum additives segment had record earnings, despite the challenges of the worldwide economic slowdown.

As we entered 2009, demand for our products had decreased to extremely low levels. We believe the reduction in demand was caused by the contraction of the market for our products at an unprecedented rate, rather than a loss of customers. Product demand was very low for the first quarter of the year, but demand in the second quarter improved from the first quarter, and the third quarter product demand improved from the second quarter. We now believe product demand has returned to more normal levels that are common in our business. Throughout 2009, we continued to execute our business plan by focusing on delivering the goods and services our customers need. We also continued to invest in R&D and initiated a program to expand our supply chain capabilities in the Far East.

Cash flow for the year was excellent. We ended the year with $152 million of cash on our balance sheet and no drawn debt on our revolving credit facility.

Finally, the project to build an office building for MeadWestvaco was completed on schedule and under budget. MeadWestvaco has moved into the building and rent payments have begun for the 2010 year.

RESULTS OF OPERATIONS

Net Sales

Our consolidated net sales for 2009 amounted to $1,530 million, representing a decrease of approximately 5% from $1,617 million in 2008. The increase between 2008 net sales and 2007 net sales of $1,375 million was 18%.

Net sales to one customer of our petroleum additives segment exceeded 10% of total net sales in 2009, 2008, and 2007. Sales to Royal Dutch Shell plc and its affiliates (Shell) amounted to $232 million (15% of total net sales) in 2009, $261 million (16% of total net sales) in 2008, and $202 million (15% of total net sales) in 2007. These net sales represent a wide-range of products sold to this customer in multiple regions of the world.

No other single customer accounted for 10% or more of our total net sales in 2009, 2008, or 2007.

The following table shows our net sales by segment for each of the last three years.

Net Sales by Segment
(in millions of dollars)

	2009	2008	2007
Petroleum additives	$1,518	$1,604	$1,358
Real estate development	—	—	—
All other	12	13	17
Consolidated net sales	$1,530	$1,617	$1,375

Petroleum Additives – Net sales of our petroleum additives segment were lower in 2009 than in 2008, while 2008 petroleum additives net sales were higher than 2007.

Net sales in 2009 of $1,518 million were $86 million or 5% lower than the 2008 amount of $1,604 million. The decrease between the two years reflects lower total product shipments, as well as a significant unfavorable foreign currency impact of $25 million. Product shipments were approximately 9% lower when comparing 2009 and 2008. The decrease in shipments was primarily in the lubricant additives product lines, which was partially offset by a modest increase in fuel additives product lines shipments. While product shipments were lower when comparing the two years, when comparing the second half of each year, shipments increased approximately 6% in 2009 over 2008. We believe product shipments have returned to levels that were more typical before the worldwide economic slowdown began during the second half of 2008. The unfavorable impact from foreign currency reflects the strengthening of the U.S. Dollar between 2009 and 2008 versus the other currencies in which we conduct business. The unfavorable impact on net sales between 2009 and 2008 from shipments and foreign currency were partially offset by higher selling prices, which were implemented in 2008.

When comparing 2008 to 2007, petroleum additives net sales were up $246 million or 18%. The increase in net sales reflects higher selling prices, including a significant favorable foreign currency impact of approximately $29 million. The favorable foreign currency impact reflects the weakness of the U.S. Dollar during the year versus the other currencies in which we conduct business. In addition, net sales increased due to higher product shipments. The volume of product shipments was approximately 4% higher during 2008 than 2007. The increase was across all product lines, but predominantly in the lubricant additives product lines.

The approximate components of the petroleum additives decrease in net sales of $86 million when comparing 2009 to 2008 and the increase of $246 million when comparing 2008 to 2007 are shown below in millions.

Net sales for year ended December 31, 2007	$1,358
Increase in shipments, including changes in product mix	61
Increase in selling prices, including changes in customer mix	156
Increase due to foreign currency impact	29
Net sales for year ended December 31, 2008	1,604
Decrease in shipments, including changes in product mix	(101)
Increase in selling prices, including changes in customer mix	40
Decrease due to foreign currency impact	(25)
Net sales for year ended December 31, 2009	$1,518

Segment Operating Profit

NewMarket evaluates the performance of the petroleum additives business based on segment operating profit. NewMarket Services departmental and other expenses are billed to NewMarket and each subsidiary pursuant to services agreements between the companies. Depreciation on segment property, plant, and equipment, as well as amortization of segment intangible assets is included in the segment operating profit.

The "All other" category includes the continuing operations of the TEL business (primarily sales of TEL in North America), as well as certain contract manufacturing Ethyl provides to Afton and to third parties.

The table below reports operating profit by segment for the last three years.

Segment Operating Profit
(in millions of dollars)

	2009	2008	2007
Petroleum additives	$280	$130	$129
Real estate development	$ (1)	$—	$—
All other	$—	$ 2	$ (7)

Petroleum Additives – The petroleum additives operating profit increased $150 million when comparing 2009 and 2008. The operating profit margin was 18.4% for 2009 and 8.1% for 2008. The 2008 results included a gain of $3 million resulting from a legal settlement related to raw materials. The 2009 results are significantly higher across all product lines. The most significant factors when comparing operating profit and the operating profit margins between 2009 and 2008 were higher selling prices, as discussed in the Net Sales section above, and lower raw material costs. While partially offset by selling price reductions made this year, the overall increase in selling prices for 2009 is the result of actions taken throughout 2008 to raise selling prices in response to the then increasing raw material costs. The key unfavorable factor in operating profit results between 2009 and 2008 was lower product shipments, also discussed in the Net Sales section. Foreign currency has impacted operating profit throughout 2009 resulting in an unfavorable impact for 2009 of $8 million. During the second half of 2009, we have again experienced increasing raw material costs and tightening in the availability of certain raw materials. Finally, our selling, general, and administrative expenses (SG&A), as well as research, development, and testing expenses (R&D), were $2 million higher in 2009 than 2008, and included an approximate $9 million favorable foreign currency impact. For further information, see the discussion on SG&A and R&D below.

Petroleum additives operating profit in 2008 was almost unchanged from 2007, reflecting a small increase of less than 1%. Despite the small change in operating profit between the two years, there were a number of factors which impacted the results. Comparing the operating profit margin for the two years reflects a margin of 8.1% for 2008 and 9.5% for 2007. The significant reduction in operating margins includes several key components. Costs of raw materials, as well as energy and other manufacturing costs, increased significantly during 2008. The cost of crude oil reached record-high levels during the year, reflecting an increase in base oil costs, one of our primary raw materials. We successfully increased selling prices during 2008 to begin recovering these cost increases, but margins remained compressed as we recovered some of the cost increases. The favorable impact from increased selling prices, as well as a favorable impact from higher product shipments during 2008, is discussed in the Net Sales section above. Despite the increase in product shipments over the course of 2008, in the fourth quarter of the year, we experienced a reduction in demand for our products of approximately 20% from the average of the first nine months of 2008 due to the worldwide economic slowdown and destocking by our customers. The 2008 results also included a favorable foreign currency impact. When the U.S. Dollar is weak versus other currencies in which we conduct business, as it was during 2008, our revenues and operating profit are favorably impacted. We believe favorable foreign currency impacts contributed approximately $10 million to operating profit results when comparing 2008 and 2007. Our SG&A and R&D were $11 million higher in 2008 than 2007, and included an approximate $3 million unfavorable foreign currency impact.

SG&A of the petroleum additives segment was approximately 3% lower when comparing 2009 and 2008. The decrease resulted primarily from favorable foreign currency, partially offset by higher personnel related costs. SG&A was 7% higher when comparing 2008 and 2007. The increase primarily resulted from higher personnel related costs and unfavorable foreign currency. Total R&D for petroleum additives was $86 million in 2009, $82 million in 2008, and $77 million in 2007. The increase in R&D between 2009 and 2008, as well as 2008 and 2007, was across all product lines. We continue to invest in SG&A and R&D to support our customers' programs and to develop the technology required to remain a leader in this industry. We expect this to continue for the foreseeable future. R&D related to new products and processes was $46 million in 2009, $44 million in 2008, and $42 million in 2007. All of our R&D was related to the petroleum additives segment.

The following discussion references certain captions on the Consolidated Statements of Income.

Interest and Financing Expenses

Interest and financing expenses were $11.7 million in 2009, $12.0 million in 2008, and $11.6 million in 2007. The decrease in interest and financing expenses between 2009 and 2008 resulted primarily from lower average debt between the two years, as we had no drawn debt on the revolving credit facility during most of 2009. The lower debt was partially offset by slightly higher interest rates and higher amortization of deferred financing costs in 2009 due to the cost related to increased commitment levels achieved on the revolving credit facility. The increase in interest and financing expenses in 2008 as compared to 2007 reflects the increase in borrowing under the revolving credit facility during 2008.

Other (Expense) Income, Net

Other (expense) income, net was $11 million expense in 2009, $1 million income in 2008, and $3 million income in 2007. The 2009 amount represents the unrealized loss on an interest rate swap which is recorded at fair value. See Note 17 in Notes to Consolidated Financial Statements for additional information on the interest rate swap. The 2008 and 2007 amounts resulted primarily from investment income.

Income Tax Expense

Income tax expense on income from continuing operations was $77 million in 2009, $32 million in 2008, and $22 million in 2007. The effective tax rate on income from continuing operations was 32.2% in 2009, 30.5% in 2008, and 21.8% in 2007. The 2009 effective income tax rate includes the benefit of the domestic manufacturing tax deduction. The 2008 effective income tax rate includes the benefit of a lower tax rate for certain foreign operations. The effective tax rate in each year reflects certain foreign and other tax benefits. Income taxes for all periods exclude income tax expense on discontinued operations. See Note 23 in the Notes to Consolidated Financial Statements for further details on income taxes.

The increase in income before income tax expense between 2008 and 2009 resulted in an increase in tax expense of $41 million. The remaining change in income tax expense resulted from the higher effective tax rate, which primarily reflects the higher proportion of domestic earnings in 2009, which are subject to both U.S. federal and state income taxes.

The increase in the 2008 effective tax rate is primarily due to the special item tax benefit of $9.5 million in 2007 discussed below. The remaining increase of approximately $1 million between the two years resulted from increased income from continuing operations before income taxes.

Income taxes for 2007 benefited from the following special items totaling $9.5 million. During fourth quarter 2007, we concluded certain of our foreign subsidiaries would not be able to distribute dividends back to the U.S. parent for the foreseeable future. Accordingly, we designated the undistributed earnings of these subsidiaries as indefinitely reinvested. The deferred income tax liability of $7.0 million previously provided on these earnings was reversed and reduced deferred income tax expense by the same amount. During our detailed review, we determined our deferred tax liability accounts provided for the undistributed earnings of foreign subsidiaries were overstated by $1.9 million at year-end 2006. We recorded an additional deferred income tax benefit of $1.9 million during the fourth quarter 2007 for this overprovision. An overprovision of $1.2 million had also occurred during the first three quarters of 2007 which was reversed in the fourth quarter and had no impact on the results of operations for the year ended December 31, 2007. The impact of these adjustments did not have a material effect on our reported financial position and results of operations for the year ended December 31, 2007. The remaining $600 thousand benefit related to changes in our liability for unrecognized tax benefits from uncertain tax positions.

Our deferred taxes are in a net asset position. Based on current forecast operating plans and historical profitability, we believe that we will recover the full benefit of our deferred tax assets and have, therefore, not recorded a valuation allowance.

Income from Continuing Operations

Income from continuing operations was $162 million ($10.65 per diluted share) for 2009, $73 million ($4.75 per diluted share) for 2008, and $79 million ($4.63 per diluted share) for 2007.

Discontinued Operations

On June 15, 2007, Ethyl and Innospec resolved all pending arbitration actions commenced in 2006 between the subsidiaries of Innospec and Ethyl arising out of the TEL marketing agreements and the North American TEL supply agreement between the companies and terminated the marketing agreements. Ethyl received $28 million in cash as compensation for the termination of the marketing agreements, as well as the return of approximately $12 million of a working capital advance. Upon receipt of this payment, all marketing agreements between the subsidiaries of Ethyl and Innospec were terminated effective April 1, 2007. Accordingly, both the gain on the settlement, as well as the previous operations under the TEL marketing agreements, are reported as discontinued operations.

The gain on the termination of this business was $22.8 million ($14.6 million after tax) in 2007. The income from operations before tax of the discontinued business amounted to $3.5 million ($2.2 million after tax) for 2007. These results are presented net of tax in the Consolidated Statements of Income under discontinued operations for all periods presented.

Net Income

Net income was $162 million ($10.65 per diluted share) in 2009, $73 million ($4.75 per diluted share) in 2008, and $95 million ($5.62 per diluted share) in 2007.

CASH FLOWS DISCUSSION

We generated cash from operating activities of $224 million in 2009, $21 million in 2008, and $110 million in 2007.

During 2009, we used the cash generated from operations, along with $56 million of draws under the Foundry Park I construction loan and $11 million from a net return of funds for the deposit related to the interest rate lock agreement to fund $89 million of capital expenditures, payoff the outstanding balance of $42 million on the revolving credit agreement, and make a net deposit of $15 million related to the Goldman Sachs interest rate swap. We also paid dividends on our common stock of $16 million. Further information on the interest rate lock agreement and the Goldman Sachs interest rate swap is in Note 17 and Note 19 in the Notes to Consolidated Financial Statements. These items, including a favorable fluctuation in foreign currency rates of $5 million, resulted in an increase of $130 million in cash and cash equivalents. Cash flows from operating activities included an increase of $23 million resulting from lower working capital requirements, as well as payments of $25 million for our pension and postretirement plans.

As of December 31, 2008, we had $42 million outstanding under our revolving credit agreement and had made draws of $38 million under the Foundry Park I construction loan. We used these borrowings, as well as cash provided from operating activities to fund $75 million of capital expenditures, $27 million for repurchase of our common stock, $15 million for dividends on our common stock, and $15 million for the acquisition of a business. Further information on the acquisition of the business is in Note 11 in the Notes to Consolidated Financial Statements. In addition, we also funded $9.5 million cash for the net deposit on the interest rate lock agreement. Our book overdraft decreased $5 million. These items, combined with an unfavorable foreign exchange effect on cash of $4 million, resulted in a decrease in cash and cash equivalents of $50 million. Cash flows from operating activities included a decrease of $91 million due to higher working capital requirements, payments of $17 million to fund our pension and postretirement plans, and proceeds of $3 million for a legal settlement related to raw materials. The higher working capital requirements during the year primarily reflected a reduction in outstanding accounts payable at the end of 2008, as well as higher inventory costs during the year.

During 2007, we received proceeds of $28 million from the settlement of the arbitration actions and termination of the TEL marketing agreements and $12 million from the Foundry Park I bridge and construction loans. We used these proceeds in addition to cash provided from operating activities to fund $83 million for the repurchase of common stock, $37 million of capital expenditures, $7 million repayment of the Foundry Park I bridge loan, $7 million of dividends on our common stock, $4 million of deferred leasing costs related to the construction of the office building by Foundry Park I, $3 million for a payment on the fourth quarter 2006 acquisition of an intangible asset, $2 million of debt issuance costs, and $1 million for a deposit on an interest rate lock agreement related to the construction of the office building by Foundry Park I. Our book overdraft increased $4 million. These items, including a favorable fluctuation in foreign currency rates during 2007 of $2 million, resulted in an increase of $12 million in cash and cash equivalents. The 2007 cash flows from operating activities included a $12 million reimbursement of our TEL working capital advance, as well as payments of $21 million to fund our retirement plans. Cash flows from operating activities for 2007 also included an increase of $6 million in working capital.

We expect that cash from operations, together with borrowing available under our senior credit facility, will continue to be sufficient to cover our operating expenses and planned capital expenditures for the foreseeable future.

FINANCIAL POSITION AND LIQUIDITY

Cash

At December 31, 2009, we had cash and cash equivalents of $152 million as compared to $22 million at the end of 2008.

At both December 31, 2009 and December 31, 2008, we had a book overdraft for some of our disbursement cash accounts. A book overdraft represents disbursements that have not cleared the bank accounts at the end of the reporting period. We transfer cash on an as-needed basis to fund these items as they clear the bank in subsequent periods.

Debt

Senior Notes – On December 12, 2006, we issued $150 million aggregate principal amount of our 7.125% senior notes due 2016. These notes were not registered under the Securities Act. During the second quarter 2007, we completed an offer to exchange up to $150 million of 7.125% senior notes due 2016 that had been registered under the Securities Act for a like principal amount of our then outstanding 7.125% senior notes that were issued in December 2006 and that were not registered under the Securities Act. All senior notes were exchanged.

The 7.125% senior notes are our senior unsecured obligations and are jointly and severally guaranteed on an unsecured basis by all of our existing and future 100% owned by NewMarket domestic restricted subsidiaries. We incurred financing costs of approximately $3 million related to the 7.125% senior notes, which are being amortized over ten years.

The 7.125% senior notes and the subsidiary guarantees rank:

- effectively junior to all of our and the guarantors' existing and future secured indebtedness, including any borrowings under the senior credit facility described below;
- equal in right of payment with any of our and the guarantors' existing and future unsecured senior indebtedness; and
- senior in right of payment to any of our and the guarantors' existing and future subordinated indebtedness.

The indenture governing the 7.125% senior notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

- incur additional indebtedness;
- create liens;
- pay dividends or repurchase capital stock;
- make certain investments;
- sell assets or consolidate or merge with or into other companies; and
- engage in transactions with affiliates.

The more restrictive and significant of the covenants under the indenture include a minimum fixed charge ratio of 2.00, as well as a limitation on restricted payments, as defined in the indenture. Our fixed charge coverage ratio was 22.62 at December 31, 2009 and 11.24 at December 31, 2008. In addition, we would have been permitted to make additional restricted payments in the amount of approximately $84 million at December 31, 2009 and $19 million at December 31, 2008.

We were in compliance with all covenants under the indenture governing the 7.125% senior notes as of December 31, 2009 and December 31, 2008.

Senior Credit Facility – On December 21, 2006, we entered into a Second Amended and Restated Credit Agreement. This credit agreement amended and restated the credit agreement that we entered into on June 18, 2004. We incurred additional financing costs of approximately $600 thousand, which resulted in the total unamortized deferred financing costs of approximately $3 million related to the senior credit facility. These costs are being amortized over five years.

Beginning in late 2008, we entered into several additional agreements related to the Second Amended and Restated Credit Agreement. These additional agreements were as follows:

- On December 22, 2008, we entered into a Supplement Agreement to the Second Amended and Restated Credit Agreement to increase the commitment level by $7 million.
- On January 5, 2009, we entered into another Supplement Agreement to increase the commitment level by an additional $5 million.
- On March 24, 2009, we entered into a Second Amendment to the Second Amended and Restated Revolving Credit Agreement (Second Amendment). The Second Amendment increased the commitment level by an additional $5 million, increased the letter of credit commitment level from $50 million to $75 million, increased the interest rate paid for borrowings, and amended certain defined terms and covenant calculations.
- Also, on March 24, 2009, we entered into a Supplement Agreement to the Second Amended and Restated Revolving Credit Agreement to increase the commitment level of the revolving credit facility by $2.25 million.
- On April 20, 2009, we entered into an agreement to add an additional lender under the revolving credit facility and increase the commitment level by $10 million.
- Subsequently, on June 30, 2009, that lender increased its commitment level by another $10 million.
- On December 7, 2009, we entered into an agreement to add an additional lender under the revolving credit facility and increase the commitment level by $10.75 million.
- On December 30, 2009, we entered into a Third Amendment to the Second Amended and Restated Revolving Credit Agreement (Third Amendment). The Third Amendment amends the definition of Subsidiary; allows liens on cash in an amount not to exceed $20 million specifically related to the Foundry Park rate lock transactions; allows investments in Real Estate Subsidiaries (as defined in the Second Amended and Restated Credit Agreement) not to exceed $55 million; and provides that transactions with the Charitable Foundation (as defined in the Third Amendment) will not be considered transactions with an Affiliate (as defined in the Second Amended and Restated Credit Agreement).

We paid financing costs in 2009 and late 2008 of approximately $700 thousand related to these agreements, and we are amortizing these deferred financing costs over the remaining term of the credit agreement.

At December 31, 2009, the credit agreement includes a $150 million revolving senior credit facility for working capital and other general corporate purposes for NewMarket and our subsidiaries, inclusive of a $75 million sub-facility for letters of credit. Borrowings bear interest, at our election, at either a base rate plus a margin (175 basis points as of December 31, 2009) or LIBOR plus a margin (275 basis points as of December 31, 2009). The revolving credit facility matures on December 21, 2011. Our average interest rate under the revolving credit facility was 2.6% during 2009 and 4.2% during 2008. There were no borrowings outstanding at December 31, 2009 under the senior credit facility. At December 31, 2009, we had outstanding letters of credit of $4.3 million, resulting in the unused portion of the senior credit facility amounting to $145.7 million. For further information on the outstanding letters of credit, see Note 19 in the Notes to Consolidated Financial Statements.

The senior credit facility is secured by liens on a significant portion of our U.S. assets. In addition, the senior credit facility is guaranteed by our U.S. subsidiaries.

The credit agreement contains covenants, representations, and events of default that management considers typical of a credit agreement of this nature. The more restrictive and significant financial covenants include:

- minimum consolidated net worth as defined in Section 6.3 of the Second Amended and Restated Credit Agreement;
- a minimum fixed charge coverage ratio of 1.15; and
- a maximum leverage ratio of 3.50.

Our consolidated net worth, as defined, exceeded the minimum requirement under the senior credit facility by approximately $102 million at December 31, 2009 and approximately $38 million at December 31, 2008. Also at December 31, 2009, the fixed charge coverage ratio was 5.43 and the leverage ratio was 0.91, while at December 31, 2008, the fixed charge coverage ratio was 1.66 and the leverage ratio was 1.80.

We were in compliance with all covenants under the senior credit facility at December 31, 2009 and December 31, 2008.

Construction Loan Agreement – Foundry Park I and NewMarket Corporation entered into a construction loan agreement with a group of banks on August 7, 2007 to borrow up to $116 million to fund the development and construction of an office building. The construction loan bore interest at LIBOR plus a margin of 140 basis points. The term of the loan was for a period of 36 months and was unconditionally guaranteed by NewMarket Corporation. No principal reduction payment became due during the construction period. As a condition of the construction loan and concurrently with the closing of the loan, Foundry Park I also obtained interest rate risk protection in the form of an interest rate swap. See Note 17 in the Notes to Consolidated Financial Statements. On January 29, 2010, we paid off the outstanding balance at December 31, 2009 of $99.1 million of the construction loan with proceeds from the mortgage loan agreement (discussed below) and cash on hand.

Mortgage Loan Agreement – On January 28, 2010, Foundry Park I entered into a mortgage loan agreement in the amount of $68.4 million. The loan, which is collateralized by the Foundry Park I office building, is for a period of five years, with two thirteen-month extension options. NewMarket Corporation is fully guaranteeing the loan. The mortgage loan bears interest at a variable rate of LIBOR plus a margin of 400 basis points, with a minimum LIBOR of 200 basis points. Concurrently with the closing of the mortgage loan, Foundry Park I obtained an interest rate swap to effectively convert the variable interest rate in the loan to a fixed interest rate by setting LIBOR at 2.642% for five years. Principal payments will be made monthly based on a 15 year amortization schedule, with all remaining amounts fully due in five years.

***

We had combined current and noncurrent long-term debt of $250 million at December 31, 2009 and $237 million at December 31, 2008. The increase in debt results from draws of $56 million on the construction loan, partially offset by payments of $42 million on the revolving credit facility. In addition, during 2009, we also paid $800 thousand on our capital lease obligations.

As a percentage of total capitalization (total debt and shareholders' equity), our total debt decreased from 44.9% at the end of 2008 to 35.3% at the end of 2009. The change in the percentage was primarily the result of the increase in shareholders' equity, which was partially offset by the increase in debt. The increase in shareholders' equity reflects our earnings, partially offset by the impact of dividend payments, and a significant foreign currency impact on our balance sheet translations due to rate fluctuations between December 31, 2008 and December 31, 2009. Normally, we repay long-term debt with cash from operations or refinancing activities.

Interest Rate Lock Agreement

We financed the construction loan for the Foundry Park I project to construct an office building for MeadWestvaco through a group of banks. Prior to commencing construction, we took actions to identify the possible permanent lending source after construction. To that end, Foundry Park I entered into an Application with Principal Commercial Funding II, LLC (Principal) dated February 26, 2007, which outlined the terms and conditions under which Principal would provide permanent, fixed-rate financing in the maximum amount of $116,000,000 amortized over 25 years with all amounts due 13.5 years after the date of the loan. The Application was not a loan commitment due to the lengthy time period of thirty-four months until the completion of the building. In order to obtain a fixed-rate loan, we entered into a rate lock agreement with Principal dated February 26, 2007. Principal simultaneously entered into a hedge with a third party based mainly on the forward rates of ten-year Treasuries. We were not a party to that hedging agreement. Under the rate lock agreement, we agreed to post a deposit with Principal and to increase the amount of that deposit if the exposure to Principal on their hedge increased.

In June 2009, Principal and Foundry Park I determined that the loan terms set forth in the Application could not be syndicated based on then current market conditions. As a result, Principal and Foundry Park I terminated the loan application and related rate lock agreement and mutually released each other from their respective rights and obligations under those arrangements. See Notes 17 and 19 in the Notes to Consolidated Financial Statements for additional information on the termination of the rate lock agreement and subsequent entry into an interest rate swap with Goldman Sachs related to the Foundry Park I project. All amounts which we had deposited with Principal under the rate lock agreement have effectively been returned to us at the termination of the rate lock agreement as Principal transferred the deposited funds to Goldman Sachs as collateral for the interest rate swap related to the Foundry Park I project.

Working Capital

At December 31, 2009, we had working capital of $405 million, resulting in a current ratio of 3.05 to 1. Our working capital at year-end 2008 was $310 million resulting in a current ratio of 3.28 to 1.

The change in the working capital ratio primarily reflects significantly higher cash levels, as well as increased accounts receivable and prepaid expenses. The increase in accounts receivable is due to the higher sales levels for fourth quarter 2009 compared to fourth quarter 2008. The higher prepaid expenses reflect a significant increase in prepaid taxes on intercompany profit between the two years. These favorable factors were offset by lower inventories, as well as higher accounts payable and current portion of long-term debt. The lower inventories reflect the results of our efforts to reduce inventory levels, while the higher accounts payable reflects a normal increase from an unusually low level of accounts payable at December 31, 2008. The increase in the current portion of long-term debt results from that portion of the construction and mortgage loans which are payable within one year. The changes in the working capital components include a foreign currency impact.

Capital Expenditures

We expect capital expenditures to be approximately $45 million in 2010. We expect to continue to finance this capital spending through cash provided from operations, together with borrowing available under our senior credit facility.

Environmental Expenses

We spent approximately $17 million in both 2009 and 2008, and $18 million in 2007 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. These environmental operating and clean-up expenses are included in cost of goods sold. Further, we expect to continue to fund these costs through cash provided by operations.

Contractual Obligations

The table below shows our year-end contractual obligations by year due.

	Payments due by period (in millions of dollars)				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt obligations (a)	$249	$ 99	$—	$—	$150
Interest payable on long-term debt, interest rate swaps, and capital lease obligations	134	16	31	31	56
Letters of credit (b)	4	—	—	—	4
Capital lease obligations (c)	1	1	—	—	—
Operating lease obligations	27	9	9	2	7
Property, plant, and equipment purchase obligations	9	9	—	—	—
Raw material purchase obligations (d)	237	77	106	54	—
Other long-term liabilities (e)	44	24	4	1	15
FIN 48 Reserves	1	—	1	—	—
Real estate development	2	2	—	—	—
Total	$708	$237	$151	$ 88	$232

(a) *Amounts represent contractual payments due on the senior notes and the senior credit facility, as well as the construction loan as of December 31, 2009. We entered into a mortgage loan on January 28, 2010 and subsequently paid off on January 29, 2010 the construction loan. The portion of the construction loan that was replaced by the mortgage loan has been classified as long-term on the Consolidated Balance Sheet, except for $2 million, which will be repaid in 2010. See Note 13 in the Notes to Consolidated Financial Statements for more information on the mortgage loan and payoff of the construction loan.*

(b) *We intend to renew letters of credit when necessary as they mature; therefore, the obligations do not have a definitive maturity date.*

(c) *Amounts represent the debt obligation under the capital lease, as well as future minimum lease payments in excess of the capital lease debt obligation.*

(d) *Raw material purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Purchase orders made in the ordinary course of business are excluded from the above table. Any amounts for which we are liable under purchase orders are reflected in our Consolidated Balance Sheets as accounts payable or accrued expenses.*

(e) *These represent other long-term liability amounts reflected in our Consolidated Balance Sheets that have known payment streams. Amounts include environmental liabilities, including asset retirement obligations, as well as contributions associated with pension and postretirement benefit plans. Amounts accrued for the potential exposure with respect to litigation, claims, and assessments are not included in the table above.*

Pension and Postretirement Benefit Plans

Our U.S. and foreign benefit plans are discussed separately below. Our U.S. pension and postretirement plans are similar and therefore, the information discussed below applies to all of our U.S. benefit plans. Our foreign plans are quite diverse, and the actual assumptions used by the various foreign plans are based upon the circumstances of each particular country and retirement plan. The discussion below surrounding our foreign retirement benefits focuses only on our pension plan in the United Kingdom (U.K.) which represents the majority of the impact on our financial statements from foreign pension plans. We use a December 31 measurement date to determine our pension and postretirement expenses and related financial disclosure information. Additional information on our pension and postretirement plans is in Note 20 in the Notes to Consolidated Financial Statements.

U.S. Pension and Postretirement Benefit Plans – The following information applies to our U.S. pension and postretirement benefit plans. The average remaining service period of participants for our U.S. plans is 13.0 years, while the average remaining life expectancy of participants is 25.2 years. We utilize the Optional Combined Mortality Tables for males and females based on the RP-2000 Mortality Tables projected with Scale AA as published by the IRS on February 2, 2007 in determining the impact of the U.S. benefit plans on our financial statements.

Investment Return Assumptions under ASC (Accounting Standards Codification) 715 and Asset Allocation – We periodically review our assumptions for the long-term expected return on pension plan assets. As part of the review and to develop expected rates of return, we considered a stochastic analysis of expected returns based on the U.S. plans' asset allocation as of both January 1, 2008 and January 1, 2009. This forecast reflects our expected long-term rates of return for each significant asset class or economic indicator. As of January 1, 2010, the expected rates were 8.6% for U.S. large cap stocks, 4.5% for U.S. long-term corporate bonds, and 2.3% for inflation. The range of returns developed relies both on forecasts and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

Our asset allocation is predominantly weighted toward equities. Through our ongoing monitoring of our investments, we have determined that we should maintain the expected long-term rate of return for our U.S. plans at 9.0% at December 31, 2009.

An actuarial gain, where the actual return was higher than the expected return, occurred during 2009 resulting in the actual investment return being approximately $10 million higher than the expected return for all of our U.S. plans. An actuarial loss, where the actual return was lower than the expected return, occurred during 2008 resulting in the actual investment return being approximately $38 million lower than the expected return for all of our U.S. pension plans. This is consistent with the steep decline in the global stock markets during 2008. A small actuarial loss also occurred during 2007 resulting in the one-year investment return being $350 thousand lower in 2007 than the expected return for all of our U.S. pension plans. Investment gains and losses enter earnings on an amortized basis over a period of years so that the recent years' results caused an increase in expense of approximately $600 thousand in 2009, as well as an expected $1.2 million increase in expense in 2010. We expect that there will be continued volatility in pension expense as actual investment returns vary from the expected return, but we continue to believe the potential long-term benefits justify the risk premium for equity investments.

Pension expense and the retiree medical portion of postretirement expense are sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return by 25 basis points to 8.75% for pension assets and 6.0% for postretirement benefit assets (while holding other assumptions constant) would increase the forecasted 2010 expense for our U.S. pension and postretirement plans by approximately $300 thousand. Similarly, a 25 basis point increase in the expected rate of return to 9.25% for pension assets and 6.5% for postretirement benefit assets (while holding other assumptions constant) would reduce forecasted 2010 pension and postretirement expense by approximately $300 thousand.

Discount Rate Assumption under ASC 715 – We utilize the Citigroup Pension Discount Curve (discount curve) and Liability Index and other bond market indicators in developing the discount rate assumption. We initially develop an estimated discount rate using the discount curve by applying the expected cash flows for each specific defined benefit retirement plan to the interest rates provided in the discount curve. We then weigh the cash flows of each plan and consider other relevant market information. Our discount rate is developed based on the discount curve on the last date of December. The discount rate at December 31, 2009 was 5.875% for all plans.

Pension and postretirement benefit expense is also sensitive to changes in the discount rate. For example, decreasing the discount rate by 25 basis points to 5.625% (while holding other assumptions constant) would increase the forecasted 2010 expense for our U.S. pension and postretirement benefit plans by approximately

$800 thousand. A 25 basis point increase in the discount rate to 6.125% would reduce forecasted 2010 pension and postretirement benefit expense by approximately $700 thousand.

Rate of Projected Compensation Increase – We have increased our rate of projected compensation increase at December 31, 2009 from 3.75% to 4.00%. The rate assumption was based on an analysis of our projected compensation increases for the foreseeable future.

Liquidity – Cash contribution requirements to the pension plan are sensitive to changes in assumed interest rates and investment gains or losses in the same manner as pension expense. We expect our aggregate cash contributions, before income taxes, to the U.S. pension plans will be in the range of $12 million to $14 million in 2010. We expect our contributions to the postretirement benefit plans will be approximately $2 million.

Other Assumptions under ASC 715 – During 2008, we reviewed our assumption for the health care cost trend rate. Based on actual cost experience, we restarted our overall assumption for health care cost increases at 10%, scaling down to 5.0% by 2018. We maintained this health care cost trend assumption for 2009 resulting in an assumed rate of 9.5% for 2009 and 9.0% for 2010. The assumption includes temporarily higher cost increases for our retiree prescription drug coverage.

At December 31, 2009, our expected long-term rate of return on our postretirement plans was 6.25%. This rate varies from the pension rate of 9.0% primarily because of the difference in investment of assets. The assets of the postretirement plan are held in an insurance contract, which results in a lower assumed rate of investment return.

Foreign Pension Benefit Plans – As discussed above, our foreign pension plans are quite diverse. The following information applies only to our U.K. pension plan, which represents the majority of the impact on our financial statements from our foreign pension plans. The average remaining service period for our U.K. plan is 15 years, while the average remaining life expectancy is 31 years. We utilize PA92 mortality tables which allow for future "medium cohort" projected improvements in life expectancy with a minimum 1% per year improvement and a -1 year age rating based on the membership of the plan, in determining the impact of the U.K. pension plans on our financial statements.

Investment Return Assumptions under ASC 715 and Asset Allocation – We periodically review our assumptions for the long-term expected return on the U.K. pension plan assets. The expected long-term rate of return is based on both the asset allocation, as well as yields available in the U.K. markets.

The target asset allocation in the U.K. is to be invested 60% in equities and 40% in a mixture of government and corporate bonds, although the actual allocation at the end of 2009 was 63% in equities and 37% in government and corporate bonds. Based on the actual asset allocation and the expected yields available in the U.K. markets, the expected long-term rate of return for the U.K. pension plan was 5.9% at December 31, 2009.

An actuarial gain occurred during 2009 as the actual investment return exceeded the expected investment return in 2009 by approximately $7 million for our U.K. pension plan. This compares to an actuarial loss of $15 million in 2008 and an actuarial loss of $500 thousand in 2007. Investment gains and losses enter earnings on an amortized basis resulting in increased expense of approximately $1 million in 2009, as well as an expected $1 million increased expense in 2010. We expect that there will be continued volatility in pension expense as actual investment returns vary from the expected return, but we continue to believe the potential benefits justify the risk premium for the target asset allocation.

Pension expense is sensitive to changes in the expected return on assets. For example, decreasing the expected rate of return by 25 basis points to 5.65% (while holding other assumptions constant) would increase the forecasted 2010 expense for our U.K. pension plan by approximately $200 thousand. Similarly, a 25 basis point increase in the expected rate of return to 6.15% (while holding other assumptions constant) would reduce forecasted 2010 pension expense by approximately $200 thousand.

Discount Rate Assumption under ASC 715 – We utilize a yield curve based on AA-rated corporate bond yields provided by Barclays in developing a discount rate assumption (extrapolated at terms above 30 years based on government bond yields and the spread between these and corporate bond yields.) The yield appropriate to the duration of the U.K. plan liabilities is then used. The discount rate at December 31, 2009 was 5.7%.

Pension expense is also sensitive to changes in the discount rate. For example, decreasing the discount rate by 25 basis points to 5.45% (while holding other assumptions constant) would increase the forecasted 2010 expense for our U.K. pension plans by approximately $350 thousand. A 25 basis point increase in the discount rate to 5.95% would reduce forecasted 2010 pension expense by approximately $350 thousand.

Rate of Projected Compensation Increase – We have maintained our rate of projected compensation increase at December 31, 2009 at 4.55%. The rate assumption was based on an analysis of our projected compensation increases for the foreseeable future.

Liquidity – Cash contribution requirements to the U.K. pension plan are sensitive to changes in assumed interest rates in the same manner as pension expense. We expect our aggregate U.K. cash contributions, before income taxes, will be approximately $5 million in 2010.

OUTLOOK

We begin 2010 cautiously optimistic that our business has returned to more historical levels of demand. We are well-positioned to manage the challenges associated with competing in our marketplace and have every expectation that we will continue to deliver the products our customers need for them to succeed in their marketplace. We expect to begin manufacturing and blending in our Singapore facility later this year, which will significantly improve our service levels in that key region of the world. Our plants are running at high capacities, we continue significant spending in R&D and expect another successful year for our petroleum additives business. We have a solid business base, a good technical product offering, and an excellent team which is dedicated to our customers and our business.

During 2009, we completed the project to develop some of the downtown Richmond property that we own by constructing a multi-story office building for MeadWestvaco. The project finished on schedule and below budget. During 2010, as we have concluded our role in the construction phase of this project, we move to managing our landlord responsibilities. In early 2010, we secured a five year loan on the property. We used the proceeds from this loan together with cash on hand to repay the construction loan. The Foundry Park I business activities are being reported as the real estate development segment in our financial statements going forward.

Our business generates significant amounts of cash. We believe we have many internal opportunities to use some of that cash for growth in the near term, from both geographical and product line extensions. Further, it is our intention to leverage our financial strength to increase shareholder value by growing the business, with acquisitions being an area of primary interest. Our primary focus in the acquisition area remains on the petroleum additives industry. It is our view that this industry will provide the greatest opportunity for a good return on our investment while minimizing risk. We remain focused on this strategy and will evaluate any future opportunities. Nonetheless, we are patient in this pursuit and intend to make the right acquisition when the opportunity arises. Until an acquisition materializes, we will build cash on our balance sheet and will continue to evaluate all alternative uses for that cash to enhance shareholder value, including stock repurchases and dividends.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

It is our goal to clearly present our financial information in a manner that enhances the understanding of our sources of earnings and cash flows, as well as our financial condition. We do this by including the information required by the SEC, as well as additional information that gives further insight into our financial operations.

Our financial report includes a discussion of our accounting principles, as well as methods and estimates used in the preparation of our financial statements. We believe these discussions and statements fairly represent the financial position and operating results of our company. The purpose of this portion of our discussion is to further emphasize some of the more critical areas where a significant change in facts and circumstances in our operating and financial environment could cause a change in reported financial results.

Intangibles, Net of Amortization and Goodwill

We have certain identifiable intangibles, as well as goodwill, amounting to $45 million at year-end 2009 that are discussed in Note 11 in the Notes to Consolidated Financial Statements. These intangibles relate to our petroleum additives business and, except for the goodwill, are being amortized over periods with up to approximately nineteen years of remaining life. We continue to assess the market related to these intangibles, as well as their specific values, and have concluded the values and amortization periods are appropriate. We also evaluate these intangibles for any potential impairment when significant events or circumstances occur that might impair the value of these assets. These evaluations continue to support the value at which these identifiable intangibles are carried on our financial statements. However, if conditions were to substantially deteriorate in this market, it could possibly cause a reduction in the periods of this amortization charge or result in a noncash write-off of a portion of the intangibles' carrying value. A reduction in the amortization period would have no effect on cash flows. We do not anticipate such a change in the market conditions.

Environmental and Legal Proceedings

We have made disclosure of our environmental matters in Item 1 of this Annual Report on Form 10-K, as well as in the Notes to Consolidated Financial Statements. We believe our environmental accruals are appropriate for the exposures and regulatory guidelines under which we currently operate. While we currently do not anticipate significant changes to the many factors that could impact our environmental requirements, we continue to keep our accruals consistent with these requirements as they change.

Also, as noted in the discussion of "Legal Proceedings" in Item 3 of this Annual Report on Form 10-K, while it is not possible to predict or determine with certainty the outcome of any legal proceeding, it is our opinion, based on our current knowledge, that we will not experience any material adverse effects on our results of operations or financial condition as a result of any pending or threatened proceeding.

Pension Plans and Other Postretirement Benefits

We use assumptions to record the impact of the pension and postretirement plans in the financial statements. These assumptions include the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, and health-care cost trend rate. A change in any one of these assumptions could result in different results for the plans. We develop these assumptions after considering available information that we deem relevant. Information is provided on the pension and postretirement plans in Note 20 in the Notes to Consolidated Financial Statements. In addition, further disclosure on the effect of changes in these assumptions is provided in the "Financial Position and Liquidity" section of Item 7.

Income Taxes

We file consolidated U.S. federal and state income tax returns, as well as individual foreign income tax returns, under which assumptions may be made to determine the deductibility of certain costs. We make estimates related to the impact of tax positions taken on our financial statements when we believe the tax position is likely to be upheld on audit. In addition, we make certain assumptions in the determination of the estimated future recovery of deferred tax assets.

RECENTLY ISSUED ACCOUNTING STANDARDS

For a full discussion of the more significant pronouncements which may impact our financial statements, see Note 28 in the Notes to Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to many market risk factors, including fluctuations in interest and foreign currency rates, as well as changes in the cost of raw materials and marketable security prices. These risk factors may affect our results of operations, cash flows, and financial position.

We manage these risks through regular operating and financing methods, including the use of derivative financial instruments. When we have derivative instruments, they are with major financial institutions and are not for speculative or trading purposes. Also, as part of our financial risk management, we regularly review significant contracts for embedded derivatives and record them in accordance with accounting standards.

The following analysis presents the effect on our earnings, cash flows, and financial position as if the hypothetical changes in market risk factors occurred at year-end 2009. We analyzed only the potential impacts of our hypothetical assumptions. This analysis does not consider other possible effects that could impact our business.

Interest Rate Risk

At December 31, 2009, we had total debt of $250 million. Of the total debt, $151 million is at fixed rates. There was no interest rate risk at the end of the year associated with the fixed rate debt. At year-end 2009, we had no outstanding variable rate debt under our revolving credit facility. Accordingly, there is no interest rate risk associated with this debt at the end of the year.

The remaining amount of debt represents the outstanding balance of the construction loan. During 2007, Foundry Park I entered into the construction loan to borrow up to $116 million. The loan bore interest at LIBOR plus 140 basis points. If interest rates had increased, we could have incurred additional interest costs until the loan was paid off in January 2010. As this loan was related to a capital project, all interest costs have been capitalized and will not have an impact on earnings until capitalized interest is amortized into earnings.

Concurrently with entering into the construction loan, Foundry Park I entered into an interest rate swap with a notional amount of 85% of the projected draws on the construction loan. The fixed rate on the interest rate swap was 4.975%, while the variable rate was based on LIBOR. As LIBOR fluctuated and the notional amount of the interest rate swap increased, the settlement amount, or the difference between the fixed rate and LIBOR, also fluctuated. The settlement amount is recorded in accumulated other comprehensive loss. As the building is now completed and the interest rate swap has matured in January 2010, the balance in accumulated other comprehensive loss will be amortized into earnings over the depreciable life of the building. See Note 17 in the Notes to Consolidated Financial Statements for further information on the interest rate swap and its effect on earnings.

On June 25, 2009, we entered into an interest rate swap with Goldman Sachs. We recorded the derivative at fair value, which amounted to a liability of $11 million at December 31, 2009. Any change in fair value is recognized immediately in earnings. With other variables held constant, a hypothetical 50 basis point adverse parallel shift in the LIBOR yield curve would have resulted in an increase of approximately $5 million in the fair value of the interest rate swap with Goldman Sachs. See Note 17 in the Notes to Consolidated Financial Statements for further information.

A hypothetical 10% decrease in interest rates, holding all other variables constant, would have resulted in a change of $6 million in fair value of our debt at year-end 2009.

Foreign Currency Risk

We sell to customers in foreign markets through our foreign subsidiaries, as well as through export sales from the United States. These transactions are often denominated in currencies other than the U.S. Dollar. Our primary currency exposures are the European Union Euro, British Pound Sterling, Japanese Yen, and Canadian Dollar. We sometimes enter into forward contracts as hedges to minimize the fluctuation of intercompany accounts receivable denominated in foreign currencies. At December 31, 2009, we had no outstanding forward contracts.

Raw Material Price Risk

We utilize a variety of raw materials in the manufacture of our products, including base oil, polyisobutylene, olefin copolymers, maleic anhydride, antioxidants, alcohols, and methacrylates. Our profitability is sensitive to changes in the costs of these materials caused by changes in supply, demand, or other market conditions, over which we have little or no control. If we experience sudden or sharp increases in the cost of our raw materials, we may not be able to pass on these increases in whole or in part to our customers. Political and economic conditions in the Middle East and Latin America have caused and may continue to cause the cost of our raw materials to fluctuate. War, armed hostilities, terrorist acts, civil unrest or other incidents may also cause a sudden or sharp increase in the cost of our raw materials. If we cannot pass on to our customers any future increases in raw material costs in the form of price increases for our products, there will be a negative impact on operating profit.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NewMarket Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of NewMarket Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 23 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
February 19, 2010

NewMarket Corporation and Subsidiaries
Consolidated Statements of Income

	Years Ended December 31		
	2009	2008	2007
	(in thousands except per-share amounts)		
Net sales	$1,530,122	$1,617,431	$1,374,874
Cost of goods sold	1,066,862	1,302,937	1,078,302
Gross profit	463,260	314,494	296,572
Selling, general, and administrative expenses	114,900	116,382	111,115
Research, development, and testing expenses	86,072	81,752	76,834
Operating profit	262,288	116,360	108,623
Interest and financing expenses, net	11,716	12,046	11,557
Other (expense) income, net	(11,196)	1,012	3,358
Income from continuing operations before income taxes	239,376	105,326	100,424
Income tax expense	77,093	32,099	21,874
Income from continuing operations	162,283	73,227	78,550
Discontinued operations:			
Gain on settlement of discontinued business (net of tax)	—	—	14,554
Income from operations of discontinued business (net of tax)	—	—	2,217
Net income	$ 162,283	$ 73,227	$ 95,321
Basic earnings per share:			
Income from continuing operations	$ 10.67	$ 4.77	$ 4.66
Discontinued operations	—	—	1.00
Net income	$ 10.67	$ 4.77	$ 5.66
Diluted earnings per share:			
Income from continuing operations	$ 10.65	$ 4.75	$ 4.63
Discontinued operations	—	—	.99
Net income	$ 10.65	$ 4.75	$ 5.62
Shares used to compute basic earnings per share	15,206	15,362	16,841
Shares used to compute diluted earnings per share	15,243	15,430	16,957

See accompanying Notes to Consolidated Financial Statements.

NewMarket Corporation and Subsidiaries
Consolidated Balance Sheets

	December 31	
	2009	2008
	(in thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 151,831	$ 21,761
Short-term investments	300	—
Trade and other accounts receivable, net	214,887	203,551
Inventories	192,903	201,072
Deferred income taxes	4,118	14,090
Prepaid expenses and other current assets	39,100	5,704
Total current assets	603,139	446,178
Property, plant, and equipment, at cost	934,382	848,011
Less accumulated depreciation and amortization	631,967	606,275
Net property, plant, and equipment	302,415	241,736
Prepaid pension cost	2,430	159
Deferred income taxes	34,670	37,744
Other assets and deferred charges	37,475	31,566
Intangibles, net of amortization and goodwill	45,063	54,069
TOTAL ASSETS	$1,025,192	$811,452
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 88,186	$ 60,505
Accrued expenses	63,775	63,715
Dividends payable	4,992	2,646
Book overdraft	2,230	999
Long-term debt, current portion	33,881	784
Income taxes payable	4,988	7,264
Total current liabilities	198,052	135,913
Long-term debt	216,200	236,378
Other noncurrent liabilities	152,755	148,038
Commitments and contingencies (Note 19)		
Shareholders' equity:		
Common stock and paid in capital (without par value; authorized shares – 80,000,000; issued and outstanding – 15,209,989 at December 31, 2009 and 15,199,207 at December 31, 2008)	275	115
Accumulated other comprehensive loss	(74,784)	(95,750)
Retained earnings	532,694	386,758
	458,185	291,123
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,025,192	$811,452

See accompanying Notes to Consolidated Financial Statements.

NewMarket Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Common Stock and Paid in Capital		Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
		(in thousands except share amounts)			
Balance at December 31, 2006	17,289,860	$ 88,263	$(47,165)	$260,304	$301,402
Comprehensive income:					
Net income				95,321	95,321
Changes in (net of tax):					
Foreign currency translation adjustments			5,817		5,817
Pension plans and other postretirement benefit adjustments:					
Prior service cost			(556)		(556)
Unrecognized gain			8,389		8,389
Transition obligation			8		8
Derivative net loss			(853)		(853)
Total comprehensive income					108,126
Cash dividends ($0.575 per share)				(9,493)	(9,493)
Common stock repurchase	(1,739,700)	(83,189)			(83,189)
Stock options exercised	14,000	61			61
Issuance of stock	2,065	100			100
Balance at December 31, 2007	15,566,225	5,235	(34,360)	346,132	317,007
Comprehensive income:					
Net income				73,227	73,227
Changes in (net of tax):					
Foreign currency translation adjustments			(31,056)		(31,056)
Pension plans and other postretirement benefit adjustments:					
Prior service cost			243		243
Unrecognized loss			(29,268)		(29,268)
Transition obligation			10		10
Derivative net loss			(1,319)		(1,319)
Total comprehensive income					11,837
Cash dividends ($0.80 per share)				(12,271)	(12,271)
Common stock repurchase	(441,023)	(6,480)		(20,330)	(26,810)
Stock options exercised	72,500	315			315
Stock option tax benefit		945			945
Issuance of stock	1,505	100			100
Balance at December 31, 2008	15,199,207	115	(95,750)	386,758	291,123
Comprehensive income:					
Net income				162,283	162,283
Changes in (net of tax):					
Foreign currency translation adjustments			17,816		17,816
Pension plans and other postretirement benefit adjustments:					
Prior service cost			200		200
Unrecognized gain			3,304		3,304
Transition obligation			9		9
Derivative net loss			(363)		(363)
Total comprehensive income					183,249
Cash dividends ($1.075 per share)				(16,347)	(16,347)
Stock options exercised	9,000	40			40
Issuance of stock	1,782	120			120
Balance at December 31, 2009	15,209,989	$ 275	$(74,784)	$532,694	$458,185

See accompanying Notes to Consolidated Financial Statements.

NewMarket Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31		
	2009	2008	2007
		(in thousands)	
Cash and cash equivalents at beginning of year	$ 21,761	$ 71,872	$ 60,300
Cash flows from operating activities			
Net income	162,283	73,227	95,321
Adjustments to reconcile net income to cash flows from operating activities:			
Noncash foreign exchange loss	1,812	664	268
Depreciation and other amortization	31,573	27,967	28,128
Amortization of deferred financing costs	1,247	1,001	998
Noncash pension benefits expense	13,578	11,752	11,279
Noncash postretirement benefits expense	2,647	2,694	3,464
Noncash environmental remediation and dismantling	4,177	1,490	5,353
Deferred income tax expense (benefit)	4,257	3,318	(6,625)
Unrealized loss/(gain) on derivative instruments – net	11,348	(91)	599
Net gain on settlements	—	(3,227)	—
Gain on settlement and termination of TEL marketing agreements	—	—	(22,848)
Change in assets and liabilities:			
Trade and other accounts receivable, net	(66)	(11,514)	(1,843)
Inventories	26,097	(36,438)	(2,759)
Prepaid expenses	(30,893)	(79)	332
Accounts payable and accrued expenses	30,740	(46,518)	15,097
Income taxes payable	(2,870)	3,456	(4,985)
Cash pension benefits contributions	(23,728)	(15,350)	(18,865)
Cash postretirement benefits contributions	(1,280)	(1,948)	(2,086)
Net proceeds from settlements	—	3,227	—
Excess tax benefits from stock-based payment arrangements	—	(945)	—
Long-term receivable – TEL marketing agreements	—	—	11,983
Other, net	(6,478)	7,962	(3,234)
Cash provided from operating activities	224,444	20,648	109,577
Cash flows from investing activities			
Capital expenditures	(37,603)	(31,799)	(31,072)
Foundry Park I capital expenditures	(51,530)	(42,820)	(5,584)
Acquisition of business	—	(14,803)	—
Deposits for interest rate swap	(38,730)	—	—
Return of deposits for interest rate swap	23,460	—	—
Deposits for interest rate lock agreement	(5,000)	(10,500)	(1,110)
Return of deposits for interest rate lock agreement	15,500	1,050	—
Purchase of short-term investment	(300)	—	—
Foundry Park I deferred leasing costs	(1,500)	—	(3,599)
Proceeds from settlement and termination of TEL marketing agreements	—	—	28,000
Payment for acquisition of intangible asset	—	—	(2,900)
Other, net	—	—	(566)
Cash used in investing activities	(95,703)	(98,872)	(16,831)

NewMarket Corporation and Subsidiaries
Consolidated Statements of Cash Flows (continued)

	Years Ended December 31		
	2009	2008	2007
		(in thousands)	
Cash flows from financing activities			
Net (repayments) borrowings under revolving credit agreement	(41,900)	41,900	—
Draws on Foundry Park I construction loan	55,603	38,201	5,298
Draws on Foundry Park I bridge loan	—	—	6,571
Repayment of Foundry Park I bridge loan	—	—	(6,571)
Repayment of 8.875% senior notes	—	—	(250)
Repurchases of common stock	—	(26,810)	(83,189)
Dividends	(16,347)	(15,131)	(6,641)
Change in book overdraft, net	1,231	(5,250)	3,700
Payment for financed intangible asset	(1,000)	(1,000)	—
Debt issuance costs	(465)	(240)	(146)
Debt issuance costs-Foundry Park I	—	—	(1,696)
Proceeds from exercise of stock options	40	315	61
Excess tax benefits from stock-based payment arrangements	—	945	—
Payments on the capital lease	(784)	(736)	(690)
Cash (used in) provided from financing activities	(3,622)	32,194	(83,553)
Effect of foreign exchange on cash and cash equivalents	4,951	(4,081)	2,379
Increase (decrease) in cash and cash equivalents	130,070	(50,111)	11,572
Cash and cash equivalents at end of year	$151,831	$ 21,761	$ 71,872

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(tabular amounts in thousands, except per-share amounts)

1. Summary of Significant Accounting Policies

Consolidation – Our consolidated financial statements include the accounts of NewMarket Corporation and its subsidiaries. All significant intercompany transactions are eliminated upon consolidation. References to "we," "our," and "NewMarket" are to NewMarket Corporation and its subsidiaries on a consolidated basis, unless the context indicates otherwise.

NewMarket is the parent company of two operating companies, each managing its own assets and liabilities. Those companies are Afton, which focuses on petroleum additive products, and Ethyl, representing certain manufacturing operations and the TEL business. NewMarket is also the parent company of NewMarket Development, which is a real estate company, and NewMarket Services, which provides various administrative services to NewMarket, Afton, Ethyl, and NewMarket Development.

Foreign Currency Translation – We translate the balance sheets of our foreign subsidiaries into U.S. Dollars based on the current exchange rate at the end of each period. We translate the statements of income using the weighted-average exchange rates for the period. NewMarket includes translation adjustments in the balance sheet as part of accumulated other comprehensive loss and transaction adjustments in cost of sales.

We have a subsidiary in Venezuela whose functional currency is the Bolivar. We translate the results of the Venezuelan subsidiary at the official rate, which may not be reflective of Venezuela's economic reality. At November 30, 2009, the Venezuelan economy was deemed to be highly inflationary under the blended Consumer Price Index/National Consumer Price Index. As such, beginning on January 1, 2010, we will report our Venezuelan subsidiary with a functional currency of the U.S. Dollar. Also, in January 2010, the Venezuelan government devalued the Bolivar 100%. Our Venezuelan subsidiary is immaterial to our consolidated results.

Revenue Recognition – Our policy is to recognize revenue from the sale of products when title and risk of loss have transferred to the buyer, the price is fixed and determinable, and collectability is reasonably assured. Provisions for rebates to customers are recorded in the same period the related sales are recorded. Freight costs incurred on the delivery of product are included in cost of goods sold. The majority of our sales are sold FOB ("free on board") shipping point or on a substantially equivalent basis. Our standard terms of delivery are included in our contracts, sales order confirmation documents, and invoices.

Cash and Cash Equivalents – Our cash equivalents generally consist of government obligations and commercial paper which mature in less than 90 days. We state cash and cash equivalents at cost, which approximates fair value.

Accounts Receivable – We record our accounts receivable at net realizable value. We maintain an allowance for doubtful accounts for estimated losses resulting from our customers not making required payments. We determine the adequacy of the allowance by periodically evaluating each customer's receivable balance, considering our customers' financial condition and credit history, and considering current economic conditions.

Inventories – NewMarket values its U.S. petroleum additives and TEL inventories at the lower of cost or market, with cost determined on the last-in, first-out (LIFO) basis. In countries where the LIFO method is not permitted, we use the weighted-average method. Inventory cost includes raw materials, direct labor, and manufacturing overhead.

Property, Plant, and Equipment – We state property, plant, and equipment at cost and compute depreciation by the straight-line method based on the estimated useful lives of the assets. We capitalize expenditures for significant improvements that extend the useful life of the related property. We expense repairs and maintenance, including plant turnaround costs, as incurred. When property is sold or retired, we remove the cost and accumulated depreciation from the accounts and any related gain or loss is included in earnings.

Our policy on capital leases is to record the asset at the lower of fair value at lease inception or the present value of the total minimum lease payments. We compute amortization by the straight-line method over the lesser of the estimated economic life of the asset or the term of the lease.

Real Estate Development and Construction Costs – We capitalize in property, plant, and equipment the costs associated with real estate development projects, including the cost of land, as well as development and construction costs. Upon completion of the project, the accumulated depreciable costs will be recognized in the Consolidated Statements of Income over the estimated useful life of the asset. We also capitalize interest cost associated with the project and amortize these amounts upon completion of the project over the estimated useful life of the related asset.

Intangible Assets, Net of Amortization and Goodwill – Intangible assets include identifiable intangibles and goodwill.

Identifiable intangibles include the cost of acquired favorable contracts, formulas, and a customer base. We assign a value to identifiable intangibles based on independent appraisals and internal estimates. NewMarket amortizes identifiable intangibles using the straight-line method over the estimated economic life of the intangible.

Goodwill arises from the excess of cost over net assets of businesses acquired. Goodwill represents the residual purchase price after allocation to all identifiable net assets. We test goodwill for impairment each year and whenever a significant event or circumstance occurs which could reduce the fair value of the reporting unit to which the goodwill applies below the carrying value of the goodwill.

Impairment of Long-Lived Assets – When significant events or circumstances occur that might impair the value of long-lived assets, we evaluate recoverability of the recorded cost of these assets. Assets are considered to be impaired if their carrying value is not recoverable from the estimated undiscounted cash flows associated with the assets. If we determine an asset is impaired and its recorded cost is higher than estimated fair market value based on the estimated present value of future cash flows, we adjust the asset to estimated fair market value.

Asset Retirement Obligations – Asset retirement obligations, including costs associated with the retirement of tangible long-lived assets, are recorded at the fair value of the liability for an asset retirement obligation when incurred instead of ratably over the life of the asset. The asset retirement costs must be capitalized as part of the carrying value of the long-lived asset. If the liability is settled for an amount other than the recorded balance, we recognize either a gain or loss at settlement.

Environmental Costs – NewMarket capitalizes environmental compliance costs if they extend the useful life of the related property or prevent future contamination. Environmental compliance costs also include maintenance and operation of pollution prevention and control facilities. We expense these compliance costs as incurred.

Accrued environmental remediation and monitoring costs relate to an existing condition caused by past operations. NewMarket accrues these costs in current operations within cost of goods sold in the Consolidated Statements of Income when it is probable that we have incurred a liability and the amount can be reasonably estimated.

When we can reliably determine the amount and timing of future cash flows, we discount these liabilities, incorporating an inflation factor.

(tabular amounts in thousands, except per-share amounts)

Employee Savings Plan – Most of our full-time salaried and hourly employees may participate in defined contribution savings plans. Employees who are covered by collective bargaining agreements may also participate in a savings plan according to the terms of their bargaining agreements. Employees, as well as NewMarket, contribute to the plans. We made contributions of $3 million in each of 2009, 2008, and 2007 related to these plans.

Research, Development, and Testing Expenses – NewMarket expenses all research, development, and testing costs as incurred. Of the total research, development, and testing expenses, those related to new products and processes were $46 million in 2009, $44 million in 2008, and $42 million in 2007.

Income Taxes – We recognize deferred income taxes for temporary differences between the financial reporting basis and the income tax basis of assets and liabilities. We also adjust for changes in tax rates and laws at the time the changes are enacted. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. We recognize accrued interest and penalties associated with uncertain tax positions as part of income tax expense on our Consolidated Statements of Income.

We provide for additional U.S. taxes that would be incurred when a foreign subsidiary returns its earnings in cash to Afton or Ethyl. Undistributed earnings of certain foreign subsidiaries for which U.S. taxes have not been provided totaled approximately $92 million as of December 31, 2009 and $67 million as of December 31, 2008. Deferred income taxes have not been provided on these earnings since we expect them to be indefinitely reinvested in their respective subsidiary abroad. Accordingly, no provision has been made for taxes that may be payable on the remittance of these earnings at December 31, 2009 or December 31, 2008.

Derivative Financial Instruments and Hedging Activities – We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting. We do not enter into derivative instruments for speculative purposes. Additional information on our derivatives and hedging activities is in Note 17 in the Notes to Consolidated Financial Statements.

Earnings Per Share – Basic earnings per share reflect reported earnings divided by the weighted-average number of common shares outstanding. Diluted earnings per share include the effect of dilutive stock options outstanding during the year. See Note 2 in the Notes to Consolidated Financial Statements.

Stock-Based Compensation – We use an option-pricing model similar to Black-Scholes to estimate the fair value of options and recognize the related costs in the financial statements. See Note 16 in the Notes to Consolidated Financial Statements for further information on our stock-based compensation plan.

Investments – We classify marketable securities as "available for sale" and record them at fair value with the unrealized gains or losses, net of tax, included as a component of shareholders' equity in accumulated other comprehensive loss. The fair value is determined based on quoted market prices.

When a decline in the fair value of a marketable security is considered other than temporary, we writedown the investment to estimated fair market value with a corresponding charge to earnings.

Estimates and Risks Due to Concentration of Business – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(tabular amounts in thousands, except per-share amounts)

In addition, our financial results can be influenced by certain risk factors. Some of our significant concentrations of risk include the following:

- Reliance on a small number of significant customers;
- Customers concentrated in the fuel and lubricant industries;
- Production of several of our products solely at one facility; and
- Cash balances in excess of federally insured amounts on deposit with various financial institutions.

2. Earnings Per Share

Basic and diluted earnings per share from continuing operations are calculated as follows:

	Years Ended December 31		
	2009	2008	2007
Basic earnings per share			
Numerator:			
Income from continuing operations	$162,283	$73,227	$78,550
Denominator:			
Weighted-average number of shares of common stock outstanding	15,206	15,362	16,841
Basic earnings per share from continuing operations	$ 10.67	$ 4.77	$ 4.66
Diluted earnings per share			
Numerator:			
Income from continuing operations	$162,283	$73,227	$78,550
Denominator:			
Weighted-average number of shares of common stock outstanding	15,206	15,362	16,841
Shares issuable upon exercise of stock options	37	68	116
Total shares	15,243	15,430	16,957
Diluted earnings per share from continuing operations	$ 10.65	$ 4.75	$ 4.63

Options are not included in the computation of diluted earnings per share when the option exercise price exceeds the average market price of the underlying common share, as the impact on earnings per share would be anti-dilutive. We had no anti-dilutive options that were excluded from the calculation of earnings per share for any period presented.

3. Discontinued Operations

On June 15, 2007, Ethyl and Innospec resolved all pending arbitration actions commenced in 2006 between the subsidiaries of Innospec and Ethyl arising out of the TEL marketing agreements and the North American TEL supply agreement between the companies and terminated the marketing agreements. Ethyl received $28 million in cash as compensation for the termination of the marketing agreements, as well as the return of approximately $12 million of a working capital advance. Upon receipt of this payment, all marketing agreements between the subsidiaries of Ethyl and Innospec were terminated effective April 1, 2007. Accordingly, both the gain on the termination, as well as the previous operations under the TEL marketing agreements, are reported as discontinued operations.

(tabular amounts in thousands, except per-share amounts)

The gain on the termination of this business was $22.8 million ($14.6 million after tax) in 2007. The income from operations before tax of the discontinued business amounted to $3.5 million ($2.2 million after tax) for 2007. These results are presented net of tax in the Consolidated Statements of Income under discontinued operations for 2007.

The Consolidated Statements of Cash Flows summarizes the activity of discontinued and continuing operations together.

4. Supplemental Cash Flow Information

	Years Ended December 31		
	2009	2008	2007
Cash paid during the year for			
Interest and financing expenses (net of capitalization)	$12,456	$12,644	$11,489
Income taxes	$94,093	$29,005	$41,132

5. Cash and Cash Equivalents

	December 31	
	2009	2008
Cash and cash equivalents	$151,831	$21,761

The maturity of cash equivalents is less than 90 days. Throughout the year, we have cash balances in excess of federally insured amounts on deposit with various financial institutions.

At both December 31, 2009 and December 31, 2008, we had a book overdraft for some of our disbursement cash accounts. A book overdraft represents disbursements that have not cleared the bank accounts at the end of the reporting period. We transfer cash on an as-needed basis to fund these items as the items clear the bank in subsequent periods.

6. Trade and Other Accounts Receivable, Net

	December 31	
	2009	2008
Trade receivables	$207,377	$189,688
Income tax receivables	1,087	8,437
Other	7,618	6,567
Allowance for doubtful accounts	(1,195)	(1,141)
	$214,887	$203,551

There was no bad debt expense in 2009. Bad debt expense was $54 thousand in 2008, and $149 thousand in 2007. The allowance for doubtful accounts amounted to $1.1 million at December 31, 2007. The change in the allowance for doubtful accounts between 2008 and 2009, as well as between 2007 and 2008, reflects allowances for disputed invoiced prices and quantities.

(tabular amounts in thousands, except per-share amounts)

7. Inventories

	December 31	
	2009	2008
Finished goods and work-in-process	$158,457	$158,325
Raw materials	27,269	34,657
Stores, supplies, and other	7,177	8,090
	$192,903	$201,072

The reserve for obsolete and slow moving inventory amounted to $800 thousand at December 31, 2009, $2 million at December 31, 2008, and $3 million at December 31, 2007. These amounts are included in the table above.

Our foreign inventories amounted to $125 million at year-end 2009 and $127 million at year-end 2008.

Our inventories which are stated on the LIFO basis amounted to $58 million at year-end 2009, which was below replacement cost by approximately $41 million. At year-end 2008, LIFO basis inventories were $66 million, which was approximately $57 million below replacement cost.

During both 2009 and 2008, the petroleum additives inventory quantities were reduced resulting in a liquidation of LIFO layers. The effect of this liquidation increased net income by $400 thousand in 2009 and $600 thousand in 2008.

8. Prepaid Expenses and Other Current Assets

	December 31	
	2009	2008
Income taxes on intercompany profit	$30,141	$ —
Dividend funding	4,992	2,646
Insurance	2,537	1,996
Other	1,430	1,062
	$39,100	$5,704

9. Property, Plant, and Equipment, at cost

	December 31	
	2009	2008
Land	$ 33,850	$ 33,826
Land improvements	31,129	27,528
Leasehold improvements	607	—
Buildings	191,877	91,450
Machinery and equipment	650,392	614,724
Construction in progress	26,527	80,483
	$934,382	$848,011

(tabular amounts in thousands, except per-share amounts)

The construction in progress in 2008 includes $59 million related to the Foundry Park I project.

We depreciate the cost of property, plant, and equipment generally by the straight-line method and primarily over the following useful lives:

Land improvements	5 - 30 years
Buildings	10 - 40 years
Machinery and equipment	3 - 15 years

Interest capitalized was $2.0 million in 2009, $1.7 million in 2008, and $800 thousand in 2007. Of the total amount capitalized, $1.5 million in 2009, $1.1 million in 2008, and $400 thousand in 2007 related to the construction of the office building by Foundry Park I. Capitalized interest is amortized generally over the same lives as the asset to which it relates. Depreciation expense was $23 million in 2009 and $21 million in 2008, as well as 2007. Amortization of capitalized interest, which is included in depreciation expense, was $200 thousand in 2009, as well as 2008, and $250 thousand in 2007.

10. Other Assets and Deferred Charges

	December 31	
	2009	2008
Interest rate swap deposits	$15,283	$ —
Foundry Park I deferred leasing costs	5,528	3,858
Deferred financing costs, net of amortization	3,946	4,728
Interest rate lock agreement deposits	—	10,500
Other	12,718	12,480
	$37,475	$31,566

The accumulated amortization on the deferred financing fees relating to our 7.125% senior notes and senior credit facility was $6 million at December 31, 2009 and $5 million at December 31, 2008. We incurred $500 thousand of additional deferred financing fees in 2009 related to the senior credit facility. See Note 13 in the Notes to Consolidated Financial Statements for further information on our long-term debt. See Note 17 in the Notes to Consolidated Financial Statements for further information on interest rate swaps and Note 19 in the Notes to Consolidated Financial Statements for further information on the interest rate lock agreement deposit.

11. Intangibles, Net of Amortization and Goodwill

	December 31			
	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets				
Formulas	$ 88,687	$58,700	$ 88,687	$53,476
Contracts	16,380	6,939	16,380	3,687
Customer base	5,440	666	5,440	136
Goodwill	861	—	861	—
	$111,368	$66,305	$111,368	$57,299
Aggregate amortization expense		$ 9,006		$ 6,568

(tabular amounts in thousands, except per-share amounts)

The goodwill reflected above relates to the 2008 acquisition by Afton of the North American Fuel Additives Business from GE Water and Process Technologies for $15 million, which was paid upon acquisition. We performed a valuation of the assets acquired to determine the purchase price allocation. The results of the valuation resulted in the recognition of $14 million of identifiable intangibles, including contracts, formulas, and customer base, as well as the goodwill of approximately $900 thousand.

During 2006 we acquired contracts with a value of approximately $10 million. We paid approximately $1 million during both 2009 and 2008, $3 million during 2007, and $4 million during 2006 for the acquisition of these 2006 contracts and recorded the remaining amount payable under the contracts as a liability at both December 31, 2009 and December 31, 2008.

The fair value of intangible assets is estimated based upon management's assessment, as well as independent third-party appraisals, in some cases. All of the intangibles relate to the petroleum additives segment.

Estimated amortization expense for the next five years is expected to be:

- 2010 $8,267
- 2011 $7,999
- 2012 $6,849
- 2013 $6,550
- 2014 $5,616

We amortize the cost of the customer base intangible by an accelerated method and the cost of the remaining intangible assets by the straight-line method over their economic lives. We generally amortize contracts over 1.5 to 10 years and formulas, as well as the customer base, over 20 years.

12. Accrued Expenses

	December 31	
	2009	**2008**
Employee benefits, payroll, and related taxes	$23,647	$21,840
Customer rebates	12,909	13,178
Environmental remediation	1,755	3,086
Retainage on capital projects	1,484	4,002
Interest rate swap	421	3,231
Environmental dismantling	—	604
Other	23,559	17,774
	$63,775	$63,715

Environmental remediation and environmental dismantling include asset retirement obligations.

(tabular amounts in thousands, except per-share amounts)

13. Long-Term Debt

	December 31	
	2009	2008
Senior notes - 7.125% due 2016	$150,000	$150,000
Foundry Park I construction loan	99,102	43,499
Revolving credit agreement	—	41,900
Capital lease obligations	979	1,763
	250,081	237,162
Current maturities	(33,881)	(784)
	$216,200	$236,378

Senior Notes – On December 12, 2006, we issued $150 million aggregate principal amount of our 7.125% senior notes due 2016. These notes were not registered under the Securities Act. During the second quarter 2007, we completed an offer to exchange up to $150 million of 7.125% senior notes due 2016 that had been registered under the Securities Act for a like principal amount of our then outstanding 7.125% senior notes that were issued in December 2006 and that were not registered under the Securities Act. All senior notes were exchanged.

The 7.125% senior notes are our senior unsecured obligations and are jointly and severally guaranteed on an unsecured basis by all of our existing and future wholly-owned domestic restricted subsidiaries. We incurred financing costs of approximately $3 million related to the 7.125% senior notes, which are being amortized over ten years.

The 7.125% senior notes and the subsidiary guarantees rank:

- effectively junior to all of our and the guarantors' existing and future secured indebtedness, including any borrowings under the senior credit facility described below;
- equal in right of payment with any of our and the guarantors' existing and future unsecured senior indebtedness; and
- senior in right of payment to any of our and the guarantors' existing and future subordinated indebtedness.

The indenture governing the 7.125% senior notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

- incur additional indebtedness;
- create liens;
- pay dividends or repurchase capital stock;
- make certain investments;
- sell assets or consolidate or merge with or into other companies; and
- engage in transactions with affiliates.

The more restrictive and significant of the covenants under the indenture include a minimum fixed charge ratio of 2.00, as well as a limitation on restricted payments, as defined in the indenture.

We were in compliance with all covenants under the indenture governing the 7.125% senior notes as of December 31, 2009 and December 31, 2008.

(tabular amounts in thousands, except per-share amounts)

Senior Credit Facility – On December 21, 2006, we entered into a Second Amended and Restated Credit Agreement. This credit agreement amended and restated the credit agreement that we entered into on June 18, 2004. We incurred additional financing costs of approximately $600 thousand, which resulted in the total unamortized deferred financing costs of approximately $3 million related to the senior credit facility. These costs are being amortized over five years.

Beginning in late 2008, we entered into several additional agreements related to the Second Amended and Restated Credit Agreement. These additional agreements were as follows:

- On December 22, 2008, we entered into a Supplement Agreement to the Second Amended and Restated Credit Agreement to increase the commitment level by $7 million.
- On January 5, 2009, we entered into another Supplement Agreement to increase the commitment level by an additional $5 million.
- On March 24, 2009, we entered into a Second Amendment to the Second Amended and Restated Revolving Credit Agreement (Second Amendment). The Second Amendment increased the commitment level by an additional $5 million, increased the letter of credit commitment level from $50 million to $75 million, increased the interest rate paid for borrowings, and amended certain defined terms and covenant calculations.
- Also, on March 24, 2009, we entered into a Supplement Agreement to the Second Amended and Restated Revolving Credit Agreement to increase the commitment level of the revolving credit facility by $2.25 million.
- On April 20, 2009, we entered into an agreement to add an additional lender under the revolving credit facility and increase the commitment level by $10 million.
- Subsequently, on June 30, 2009, that lender increased its commitment level by another $10 million.
- On December 7, 2009, we entered into an agreement to add an additional lender under the revolving credit facility and increase the commitment level by $10.75 million.
- On December 30, 2009, we entered into a Third Amendment to the Second Amended and Restated Revolving Credit Agreement (Third Amendment). The Third Amendment amends the definition of Subsidiary; allows liens on cash in an amount not to exceed $20 million specifically related to the Foundry Park rate lock transactions; allows investments in Real Estate Subsidiaries (as defined in the Second Amended and Restated Credit Agreement) not to exceed $55 million; and provides that transactions with the Charitable Foundation (as defined in the Third Amendment) will not be considered transactions with an Affiliate (as defined in the Second Amended and Restated Credit Agreement).

We paid financing costs in 2009 and late 2008 of approximately $700 thousand related to these agreements, and we are amortizing these deferred financing costs over the remaining term of the credit agreement.

At December 31, 2009, the credit agreement includes a $150 million revolving senior credit facility for working capital and other general corporate purposes for NewMarket and our subsidiaries, inclusive of a $75 million sub-facility for letters of credit. Borrowings bear interest, at our election, at either a base rate plus a margin (175 basis points as of December 31, 2009) or LIBOR plus a margin (275 basis points as of December 31, 2009). The revolving credit facility matures on December 21, 2011. Our average interest rate under the revolving credit facility was 2.6% during 2009 and 4.2% during 2008. There were no borrowings outstanding at December 31, 2009 under the senior credit facility. At December 31, 2009, we had outstanding letters of credit of $4.3 million, resulting in the unused portion of the senior credit facility amounting to $145.7

(tabular amounts in thousands, except per-share amounts)

million. For further information on the outstanding letters of credit, see Note 19 in the Notes to Consolidated Financial Statements.

The senior credit facility is secured by liens on a significant portion of our U.S. assets. In addition, the senior credit facility is guaranteed by our U.S. subsidiaries.

The credit agreement contains covenants, representations, and events of default that management considers typical of a credit agreement of this nature. The more restrictive and significant financial covenants include:

- minimum consolidated net worth as defined in Section 6.3 of the Second Amended and Restated Credit Agreement;
- a minimum fixed charge coverage ratio of 1.15; and
- a maximum leverage ratio of 3.50.

We were in compliance with all covenants under the senior credit facility at December 31, 2009 and December 31, 2008.

Construction Loan Agreement – Foundry Park I and NewMarket Corporation entered into a construction loan agreement with a group of banks on August 7, 2007 to borrow up to $116 million to fund the development and construction of an office building. The construction loan bore interest at LIBOR plus a margin of 140 basis points. The term of the loan was for a period of 36 months and was unconditionally guaranteed by NewMarket Corporation. No principal reduction payment became due during the construction period. As a condition of the construction loan and concurrently with the closing of the loan, Foundry Park I also obtained interest rate risk protection in the form of an interest rate swap. See Note 17 in the Notes to Consolidated Financial Statements. On January 29, 2010, we paid off the outstanding balance at December 31, 2009 of $99.1 million of the construction loan with proceeds from the mortgage loan agreement (discussed below) and cash on hand.

Mortgage Loan Agreement – On January 28, 2010, Foundry Park I entered into a mortgage loan agreement in the amount of $68.4 million. The loan, which is collateralized by the Foundry Park I office building, is for a period of five years, with two thirteen-month extension options. NewMarket Corporation is fully guaranteeing the loan. The mortgage loan bears interest at a variable rate of LIBOR plus a margin of 400 basis points, with a minimum LIBOR of 200 basis points. Concurrently with the closing of the mortgage loan, Foundry Park I obtained an interest rate swap to effectively convert the variable interest rate in the loan to a fixed interest rate by setting LIBOR at 2.642% for five years. Principal payments will be made monthly based on a 15 year amortization schedule, with all remaining amounts fully due in five years.

Other Borrowings – We record our capital lease obligations at the lower of fair market value of the related asset at the inception of the lease or the present value of the total minimum lease payments. Capital lease obligations, including interest, will be approximately $900 thousand for 2010 and approximately $100 thousand for 2011. The future minimum lease payments in excess of the capital lease obligation are included in the noncancelable future lease payments discussed in Note 19 in the Notes to Consolidated Financial Statements.

Principal debt payments for the next five years are scheduled as follows:

• 2010	$ 33.9 million
• 2011	$ 3.0 million
• 2012	$ 2.9 million
• 2013	$ 3.2 million
• 2014	$ 3.4 million
• After 2014	$203.7 million

(tabular amounts in thousands, except per-share amounts)

14. Other Noncurrent Liabilities

	December 31	
	2009	2008
Employee benefits	$103,792	$112,457
Environmental remediation	20,201	17,534
Asbestos litigation reserve	12,111	11,705
Unrealized loss on interest rate swap	11,440	—
Environmental dismantling	522	665
Other	4,689	5,677
	$152,755	$148,038

The decrease in employee benefits primarily reflects the improvement in the funded status of our pension and postretirement plans. See Note 20 in Notes to Consolidated Financial Statements for further information on these employee benefit plans. Environmental remediation and environmental dismantling include our asset retirement obligations. Further information on the unrealized loss on interest rate swap is in Note 17 in the Notes to Consolidated Financial Statements.

15. Asset Retirement Obligations

Our asset retirement obligations are related primarily to TEL operations. The following table illustrates the 2009 and 2008 activity associated with our asset retirement obligations.

	Years Ended December 31	
	2009	2008
Asset retirement obligation, beginning of year	$ 3,009	$ 5,048
Liabilities incurred	2,000	—
Accretion expense	168	240
Liabilities settled	(1,539)	(1,903)
Changes in expected cash flows and timing	(607)	(368)
Foreign currency impact	—	(8)
Asset retirement obligation, end of year	$ 3,031	$ 3,009

The liabilities incurred relate to expected additional costs for the closure of a landfill. See Note 19 in the Notes to Consolidated Financial Statements.

16. Stock-Based Compensation

On May 27, 2004, at the Ethyl annual meeting, Ethyl shareholders approved the 2004 Incentive Compensation and Stock Plan (the Plan). In connection with the holding company formation, NewMarket assumed all of Ethyl's rights, liabilities, and obligations under the Plan. Any employee of our company or an affiliate or a person who is a member of our board of directors or the board of directors of an affiliate is eligible to participate in the Plan if the Compensation Committee of the Board of Directors (the Administrator), in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of our company or its affiliates (each, a participant). Under the terms of the Plan, we may grant participants stock awards, incentive awards, or options (which may be either incentive stock options or nonqualified stock options), or stock appreciation rights (SARs), which may be granted with a related option. Stock options entitle the participant to purchase a specified number of shares of our common stock at a price that is fixed by the Administrator at the time the option is granted; provided, however, that the price cannot be less than the shares' fair market value on the date of grant. The maximum period in which an option may be exercised is fixed by the Administrator at the time the option is granted but, in the case of an incentive stock option, cannot exceed ten years.

The maximum aggregate number of shares of our common stock that may be issued under the Plan is 1,500,000. During 2009, 1,782 shares of our common stock were issued under the Plan resulting in 1,494,648 shares being available for grant at December 31, 2009. No participant may be granted or awarded in any calendar year options or SARs covering more than 200,000 shares of our common stock in the aggregate. For purposes of this limitation and the individual limitation on the grant of options, an option and corresponding SAR are treated as a single award.

The 1,782 shares of common stock issued during 2009 under the Plan were to six of our non-employee directors with an aggregate fair value of $120 thousand at the issue date of July 1, 2009. The fair value of the shares was based on the closing price of our common stock on the day prior to the date of issue. We recognized expense of $120 thousand related to the issuance of this common stock.

Our outstanding options became exercisable over a stated period of time. These previously granted outstanding options were awarded under Ethyl's 1982 Stock Option Plan, which terminated in March 2004, and pursuant to which no further options may be granted.

At December 31, 2009, we had 37,000 outstanding options to purchase shares of our common stock at an exercise price of $4.35 per share. None of these options include an associated SAR. These options are fully vested and exercisable at December 31, 2009. All of the outstanding options will expire on September 28, 2011.

A summary of activity during 2009 in NewMarket's stock option plan is presented below in whole shares:

	Whole Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	46,000	$4.35		
Exercised	(9,000)	4.35		$ 509
Outstanding at December 31, 2009	37,000	$4.35	1.74	$4,086
Exercisable at December 31, 2009	37,000	$4.35	1.74	$4,086

We have neither granted nor modified any stock option awards in 2009, 2008, or 2007. The total intrinsic value of options exercised was $500 thousand for 2009, $4 million for 2008, and $700 thousand for 2007.

We recognized no tax benefit on the $4.35 options for 2009 and 2007, and $1 million for 2008. Since January 1, 2007, there has been no unrecognized compensation cost.

17. Derivatives and Hedging Activities

Accounting Policy for Derivative Instruments and Hedging Activities

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a

(tabular amounts in thousands, except per-share amounts)

hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risk, even though hedge accounting does not apply or we elect not to apply hedge accounting. We do not enter into derivative instruments for speculative purposes.

Risk Management Objective of Using Derivatives

We are exposed to certain risks arising from both our business operations and economic conditions. We primarily manage our exposures to a wide variety of business and operational risks through management of our core business activities.

We manage certain economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding, as well as through the use of derivative financial instruments. Specifically, we have entered into interest rate swaps to manage our exposure to interest rate movements.

Our foreign operations expose us to fluctuations of foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments as compared to our reporting currency, the U.S. Dollar. To manage this exposure, we sometimes enter into foreign currency forward contracts to minimize currency exposure due to cash flows from foreign operations.

Cash Flow Hedge of Interest Rate Risk

We entered into an interest rate swap to manage our exposure to interest rate movements on the Foundry Park I construction loan and add stability to capitalized interest expense. Further information on the construction loan is in Note 13 in the Notes to Consolidated Financial Statements. The interest rate swap related to the Foundry Park I construction loan is designated and qualifies as a cash flow hedge. As such, the effective portion of changes in the fair value of the swap is recorded in accumulated other comprehensive loss and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of changes in the fair value of the swap is recognized immediately in earnings. We assess the effectiveness of the construction loan interest rate swap quarterly by comparing the changes in the fair value of the derivative hedging instrument with the change in present value of the expected future cash flows of the hedged transaction.

The construction loan interest rate swap involved the receipt of variable-rate amounts based on LIBOR in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying notional amount. The fixed-rate payments were at a rate of 4.975%. The notional amount of the construction loan interest rate swap was approximately $94.0 million at December 31, 2009 and $52.9 million at December 31, 2008 and accreted to approximately $94.0 million over the term of the swap. The accreting notional amount was necessary to maintain the swap notional at an amount that represents approximately 85% of the projected construction loan principal balance over the loan term. The maturity date of the construction loan interest rate swap was January 1, 2010.

(tabular amounts in thousands, except per-share amounts)

The unrealized loss, net of tax, related to the fair value of the construction loan interest rate swap and recorded in accumulated other comprehensive loss in shareholders' equity on the Consolidated Balance Sheets, amounted to approximately $37 thousand at December 31, 2009 and $1.9 million at December 31, 2008. Also recorded as a component of accumulated other comprehensive loss in shareholders' equity on the Consolidated Balance Sheets was the net amount of swap receipts and payments made since the inception of the construction loan interest rate swap. This amounted to approximately $2.6 million, net of tax, at December 31, 2009 and $400 thousand, net of tax, at December 31, 2008. The amounts remaining in accumulated other comprehensive loss related to the construction loan interest rate swap will be recognized in the Consolidated Statements of Income over the depreciable life of the office building beginning in 2010. Approximately $100 thousand currently recognized in accumulated other comprehensive loss is expected to be reclassified into earnings over the next twelve months.

Non-designated Hedges

On June 25, 2009, we entered into an interest rate swap with Goldman Sachs in the notional amount of $97 million and with a maturity date of January 19, 2022 (Goldman Sachs interest rate swap). NewMarket entered into the Goldman Sachs interest rate swap in connection with the termination of a loan application and related rate lock agreement between Foundry Park I and Principal. See Note 19 in the Notes to Consolidated Financial Statements for further information on the transaction between Foundry Park I and Principal. When the rate lock agreement was originally executed in 2007, Principal simultaneously entered into an interest rate swap with a third party to hedge Principal's exposure to fluctuation in the ten-year Treasuries rate. Upon the termination on June 25, 2009 of the rate lock agreement, Goldman Sachs both assumed Principal's position with the third party and entered into an offsetting interest rate swap with NewMarket. Under the terms of this interest rate swap, NewMarket will make fixed rate payments at 5.3075% and Goldman Sachs will make variable rate payments based on three-month LIBOR. We have collateralized this exposure through cash deposits posted with Goldman Sachs amounting to $15.3 million at December 31, 2009. This transaction effectively preserves the impact of the original rate lock agreement for the possible application to a future loan amount of $97 million of a similar structure. See Note 10 in the Notes to Consolidated Financial Statements.

In December 2008, we entered into $16.8 million of Euro-denominated forward contracts to minimize foreign currency exposure from expected cash flows from foreign operations. The forward contracts obligated us to sell Euros for U.S. Dollars at a fixed exchange rate of 1.403, which was agreed to at the inception of the contracts. These contracts had maturity dates through December 2009. The outstanding Euro-denominated foreign currency forward contracts amounted to $16.8 million at December 31, 2008. There were no outstanding contracts at December 31, 2009.

In April 2008, we entered into $10.9 million of Euro-denominated forward contracts. The contracts all matured in 2008.

During 2007, we entered into $16.1 million of Euro-denominated forward contracts. The contracts had maturity dates from June 2007 to May 2008. At December 31, 2007, the outstanding Euro-denominated foreign currency forward contracts amounted to $6.7 million.

Any foreign currency rate change that affects the fair value of any of these forward contract transactions was offset by a corresponding change in the value of the Euro-denominated transactions.

We elected not to use hedge accounting for both the Goldman Sachs interest rate swap and the forward contracts, and therefore, immediately recognize any change in the fair value of these derivative financial instruments directly in earnings.

The table below presents the fair value of our derivative financial instruments, as well as their classification on the Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008.

Fair Value of Derivative Instruments
(in thousands)

	Asset Derivatives				Liability Derivatives			
	December 31, 2009		December 31, 2008		December 31, 2009		December 31, 2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives Designated as Hedging Instruments								
Construction loan interest rate swap		$—		$—	Accrued expenses	$ 421	Accrued expenses	$3,231
Derivatives Not Designated as Hedging Instruments								
Goldman Sachs interest rate swap		$—		$—	Other long-term liabilities	$11,440		$ —
Foreign currency forward contracts		$—	Trade and other accounts receivable	$164		$ —		$ —

The tables below present the effect of our derivative financial instruments on the Consolidated Statements of Income.

Effect of Derivative Instruments on the Consolidated Statements of Income
Designated Cash Flow Hedges
(in thousands)

Derivatives in Cash Flow Hedging Relationship	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion) December 31 2009	2008	2007	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) December 31 2009	2008	2007	Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) December 31 2009	2008	2007
Construction loan interest rate swap	$(583)	$(2,113)	$(1,574)		$—	$—	$—	Other (expense) income, net	$92	$(73)	$(19)

Not Designated Derivatives
(in thousands)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives December 31 2009	2008	2007
Goldman Sachs interest rate swap	Other (expense) income, net	$(11,440)	$—	$ —
Foreign currency forward contracts	Cost of goods sold	$ (164)	$745	$(581)

(tabular amounts in thousands, except per-share amounts)

Credit-risk-related Contingent Features

We have an agreement with one of our derivative counterparties that contains a provision which specifies that if we default on any of our indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could be declared in default on our derivative obligations. We also have a separate agreement with another one of our derivative counterparties that contains a provision where we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness.

As of December 31, 2009, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $10.9 million. We have minimum collateral posting thresholds with one of our derivative counterparties and have posted cash collateral of $15.3 million as of December 31, 2009. If required, we could have settled our obligations under the agreements at their termination value of $10.9 million at December 31, 2009.

18. Fair Value Measurements

The following table provides information on assets and liabilities measured at fair value on a recurring basis. No events occurred during the twelve months ended December 31, 2009, requiring adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

	Carrying Amount in Consolidated Balance Sheets	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
	December 31, 2009				
Cash and cash equivalents	$151,831	$151,831	$151,831	$ —	$—
Short-term investments	$ 300	$ 300	$ 300	$ —	$—
Interest rate swaps liability	$ 11,861	$ 11,861	$ —	$11,861	$—
	December 31, 2008				
Cash and cash equivalents	$ 21,761	$ 21,761	$ 21,761	$ —	$—
Foreign currency forward contracts asset	$ 164	$ 164	$ —	$ 164	$—
Interest rate swap liability	$ 3,231	$ 3,231	$ —	$ 3,231	$—

We determine the fair value of the derivative instruments shown in the table above by using widely-accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each instrument. The analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

The fair value of the interest rate swaps is determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observable market interest rate curves. The fair value of the foreign currency forward contracts is based on interest differentials between the geographical areas and market forward points. In determining the fair value measurements, we incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and the counterparties' nonperformance risk.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with the derivatives utilizes Level 3

(tabular amounts in thousands, except per-share amounts)

inputs. These Level 3 inputs include estimates of current credit spreads to evaluate the likelihood of default by both us and the counterparties to the derivatives. As of December 31, 2009 and December 31, 2008, we have assessed the significance of the impact of the credit valuation adjustment on the overall valuation of our derivatives and have determined that the credit valuation adjustment is not significant to the overall valuation of the derivatives. Accordingly, we have determined that our derivative valuations should be classified in Level 2 of the fair value hierarchy.

Long-Term Debt – We record the value of our long-term debt at historical cost. The estimated fair value of our long-term debt is shown in the table below and is based primarily on estimated current rates available to us for debt of the same remaining duration and adjusted for nonperformance risk and credit risk.

	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current maturities	$(250,081)	$(243,354)	$(237,162)	$(199,315)

19. Contractual Commitments and Contingencies

Contractual Commitments – NewMarket has operating lease agreements primarily for office space, transportation equipment, and storage facilities. Rental expense was $19 million in 2009, $20 million in 2008, and $18 million in 2007.

Future lease payments for all noncancelable operating leases as of December 31, 2009 are:

- 2010 $9 million
- 2011 $6 million
- 2012 $3 million
- 2013 $1 million
- 2014 $1 million
- After 2014 $7 million

Future minimum lease payments in excess of the capital lease debt obligation as of December 31, 2009 amount to approximately $1 million for 2010 and $100 thousand in 2011. We have contractual obligations for the construction of assets, as well as purchases of property and equipment of approximately $9 million at December 31, 2009.

Raw Material Purchase Obligations – We have raw material purchase obligations over the next five years amounting to approximately $237 million at December 31, 2009 for agreements to purchase goods or services that are enforceable, and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Raw material purchase obligations exclude agreements that are cancelable without penalty. Purchase orders made in the ordinary course of business are excluded from this amount. Any amounts for which we are liable under purchase orders are reflected in our Consolidated Balance Sheets as accounts payable and accrued expenses.

Litigation – We are involved in legal proceedings that are incidental to our business and include administrative or judicial actions seeking remediation under environmental laws, such as Superfund. Some of these legal proceedings relate to environmental matters and involve governmental authorities. For further information see "Environmental" below.

(tabular amounts in thousands, except per-share amounts)

While it is not possible to predict or determine with certainty the outcome of any legal proceeding, we believe the outcome of any of these proceedings, or all of them combined, will not result in a material adverse effect on our financial condition or results of operations.

Asbestos

Like many other companies, we are a defendant in personal injury lawsuits involving exposure to asbestos. These cases involve exposure to asbestos in premises owned or operated, or formerly owned or operated, by subsidiaries of NewMarket. We have never manufactured, sold, or distributed products that contain asbestos. Nearly all of these cases are pending in Texas, Louisiana, or Illinois and involve multiple defendants. We maintain an accrual for these proceedings, as well as a receivable for expected insurance recoveries.

During 2005, we entered into an agreement with Travelers Indemnity Company resolving certain long-standing issues regarding our coverage for certain premises asbestos claims. In addition, our agreement with Travelers provides a procedure for allocating defense and indemnity costs with respect to certain future premises asbestos claims. The lawsuit we had previously filed against Travelers in the Southern District of Texas was dismissed. We also settled our outstanding receivable from Albemarle Corporation for certain premises asbestos liability obligations.

The accrual for our premises asbestos liability related to currently asserted claims is based on the following assumptions and factors:

- We are often one of many defendants. This factor influences both the number of claims settled against us and also the indemnity cost associated with such resolutions.
- The estimated percent of claimants in each case that will actually, after discovery, make a claim against us, out of the total number of claimants in a case, is based on a level consistent with past experience and current trends.
- We utilize average comparable plaintiff cost history as the basis for estimating pending premises asbestos related claims. These claims are filed by both former contractors' employees and former employees who worked at past and present company locations. We also include an estimated inflation factor in the calculation.
- No estimate is made for unasserted claims.
- The estimated recoveries from insurance and Albemarle for these cases are based on, and are consistent with, the 2005 settlement agreements.

Based on the above assumptions, we have provided an undiscounted liability related to premises asbestos claims of $13.6 million at year-end 2009 and $13.2 million at year-end 2008. The liabilities related to asbestos claims are included in accrued expenses (current portion) and other noncurrent liabilities on the balance sheet. Certain of these costs are recovered through our insurance coverage and agreement with Albemarle. The receivable for these recoveries related to premises asbestos liabilities was $9.8 million at December 31, 2009 and $9.5 million at December 31, 2008. These receivables are included in trade and other accounts receivable, net for the current portion. The noncurrent portion is included in other assets and deferred charges.

Environmental – During 2000, the EPA named us as a PRP under Superfund law for the clean-up of soil and groundwater contamination at the Sauget Area 2 Site in Sauget, Illinois. Without admitting any fact, responsibility, fault, or liability in connection with this site, we are participating with other PRPs in site investigations and feasibility studies.

(tabular amounts in thousands, except per-share amounts)

The Sauget Area 2 Site PRPs received notice of approval from the EPA of their October 2009 Human Health Risk Assessment. Additionally, the PRPs have submitted their Feasibility Study (FS) to the EPA Remedy review board. We have accrued our estimated proportional share of the expenses for the FS, as well as our best estimate of our proportional share of the remediation liability proposed in our ongoing discussions and submissions with the agencies involved. We do not believe there is any additional information available as a basis for revision of the liability that we have established. The amount accrued for this site is not material.

At a former TEL plant site located in the state of Louisiana, we have completed significant environmental remediation, although we will be monitoring and treating the site for an extended period. The accrual for this site was $7.5 million at year-end 2009 and $8.8 million at year-end 2008. We based these amounts on the best estimate of future costs discounted at approximately 3% in 2009 and 2% in 2008. An inflation factor is included in the estimate. The undiscounted liability was $9.7 million at year-end 2009 and $9.6 million at year-end 2008. The expected payments for each of the next five years amount to approximately $800 thousand in 2010 and $600 thousand for each of the years 2011 through 2014. Expected payments thereafter amount to approximately $6.7 million.

At a plant site in Houston, Texas, we have an accrual of $7.9 million at December 31, 2009 and $6.7 million at December 31, 2008 for environmental remediation, dismantling, and decontamination. Included in these amounts are $7.6 million at year-end 2009 and $5.8 million at year-end 2008 for remediation. Of the total remediation, $7.2 million at December 31, 2009 and $4.3 million at December 31, 2008 relates to remediation of groundwater and soil. The increase in the accruals between 2008 and 2009 primarily relate to additional costs expected to be incurred for the closure of a landfill on the plant site. The accruals for this site are discounted at approximately 3% at December 31, 2009 and approximately 4% at December 31, 2008 for a portion of the site. The accruals include an inflation factor. The undiscounted accrual for this site was $11.2 million at year-end 2009 and $7.8 million at year-end 2008. The expected payments for each of the next five years are approximately $500 thousand in 2010, $600 thousand in 2011, $2.4 million in 2012, and $200 thousand for each of 2013 and 2014. Expected payments thereafter amount to approximately $7.3 million.

At a superfund site in Louisiana, we have an accrual of $2.6 million at December 31, 2009 and $3.3 million at December 31, 2008 for environmental remediation. The accrual for this site was discounted at approximately 3% and included an inflation factor. The undiscounted accrual for this site was $3.2 million at December 31, 2009 and $3.3 million at December 31, 2008. The expected payments over the next five years amount to approximately $400 thousand in 2010, as well as 2011, and $200 thousand each for years 2012 through 2014. Expected payments thereafter amount to approximately $1.9 million.

The remaining environmental liabilities are not discounted.

We accrue for environmental remediation and monitoring activities for which costs can be reasonably estimated and are probable. These estimates are based on an assessment of the site, available clean-up methods, and prior experience in handling remediation. While we believe we are currently fully accrued for known environmental issues, it is possible that unexpected future costs could have a significant impact on our financial position and results of operations.

At December 31, our total accruals for environmental remediation were $22.0 million for 2009 and $20.6 million for 2008. In addition to the accruals for environmental remediation, we also have accruals for dismantling and decommissioning costs of $500 thousand at December 31, 2009 and $1.3 million at December 31, 2008. The decrease in these amounts between 2009 and 2008 primarily reflects ongoing activities at various environmental sites.

(tabular amounts in thousands, except per-share amounts)

NewMarket spent $17 million in both 2009 and 2008, and $18 million in 2007 for ongoing environmental operating and clean-up costs, excluding depreciation of previously capitalized expenditures. On capital expenditures for pollution prevention and safety projects, we spent $5 million in 2009 and $7 million in both 2008 and 2007.

Letters of Credit and Guarantees – We have outstanding guarantees with several financial institutions in the amount of $22.2 million at December 31, 2009. The guarantees are secured by letters of credit, as well as cash collateral. The outstanding letters of credit amounted to $4.3 million at December 31, 2009, all of which were issued under the letter of credit sub-facility of our revolving credit facility. See Note 13 in the Notes to Consolidated Financial Statements. The letters of credit primarily relate to insurance guarantees. We renew letters of credit as necessary. The remaining amounts represent performance, lease, custom and excise tax guarantees, as well as a cash deposit of $15.3 million related to the Goldman Sachs interest rate swap. The cash deposit is recorded in "Other assets and deferred charges" on the Consolidated Balance Sheet. See Note 17 in the Notes to Consolidated Financial Statements. Expiration dates range from 2010 to 2012. Some of the guarantees have no expiration date.

We cannot estimate the maximum amount of potential liability under the letters of credit and guarantees. However, we accrue for potential liabilities when a future payment is probable and the range of loss can be reasonably estimated.

Interest Rate Lock Agreement – We financed the construction loan for the Foundry Park I project to construct an office building for MeadWestvaco through a group of banks. Prior to commencing construction, we took actions to identify the possible permanent lending source after construction. To that end, Foundry Park I entered into an Application with Principal dated February 26, 2007, which outlined the terms and conditions under which Principal would provide permanent, fixed-rate financing in the maximum amount of $116 million amortized over 25 years with all amounts due 13.5 years after the date of the loan. The Application was not a loan commitment due to the lengthy time period of thirty-four months until the completion of the building. In order to obtain a fixed-rate loan, we entered into a rate lock agreement with Principal dated February 26, 2007. Principal simultaneously entered into a hedge with a third party based mainly on the forward rates of ten-year Treasuries. We were not a party to that hedging agreement. Under the rate lock agreement, we agreed to post a deposit with Principal and to increase the amount of that deposit if the exposure to Principal on their hedge increased.

In June 2009, Principal and Foundry Park I determined that the loan terms set forth in the Application could not be syndicated based on current market conditions. As a result, Principal and Foundry Park I terminated the loan application and related rate lock agreement and mutually released each other from their respective rights and obligations under those arrangements. See Note 17 in the Notes to Consolidated Financial Statements for additional information on the termination of the rate lock agreement and subsequent entry into an interest rate swap with Goldman Sachs related to the Foundry Park I project. All amounts which we had deposited with Principal under the rate lock agreement have effectively been returned to us at the termination of the rate lock agreement as Principal transferred the deposited funds to Goldman Sachs as collateral for the interest rate swap related to the Foundry Park I project.

(tabular amounts in thousands, except per-share amounts)

20. Pension Plans and Other Postretirement Benefits

NewMarket uses a December 31 measurement date for all of our plans.

U.S. Retirement Plans

NewMarket sponsors pension plans for all full-time U.S. employees that offer a benefit based primarily on years of service and compensation. Employees do not contribute to these pension plans.

In addition, we offer an unfunded, nonqualified supplemental pension plan. This plan restores the pension benefits from our regular pension plans that would have been payable to designated participants if it were not for limitations imposed by U.S. federal income tax regulations.

We also provide postretirement health care benefits and life insurance to eligible retired employees. NewMarket and retirees share in the cost of postretirement health care benefits. NewMarket pays the premium for the insurance contract that holds plan assets for retiree life insurance benefits.

The components of net periodic pension and postretirement benefit costs, as well as other amounts recognized in other comprehensive loss, are shown below.

	Years Ended December 31					
	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Net periodic benefit cost						
Service cost	$ 5,720	$ 5,314	$ 4,723	$ 1,085	$ 1,009	$ 1,314
Interest cost	7,934	7,497	6,450	3,408	3,491	3,800
Expected return on plan assets	(8,592)	(7,784)	(6,782)	(1,636)	(1,658)	(1,881)
Amortization of prior service cost (credit)	289	291	195	9	11	(21)
Amortization of net loss (gain)	2,497	1,886	2,223	(453)	(416)	—
Net periodic benefit cost	$ 7,848	$ 7,204	$ 6,809	$ 2,413	$ 2,437	$ 3,212
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss						
Net loss (gain)	$ 862	$39,903	$ 339	$ 704	$(5,199)	$(9,797)
Prior service cost	—	—	990	—	—	—
Amortization of net (loss) gain	(2,497)	(1,886)	(2,223)	453	416	—
Amortization of prior service (cost) credit	(289)	(291)	(195)	(9)	(11)	21
Total recognized in other comprehensive loss	$(1,924)	$37,726	$(1,089)	$ 1,148	$(4,794)	$(9,776)
Total recognized in net periodic benefit cost and other comprehensive loss	$ 5,924	$44,930	$ 5,720	$ 3,561	$(2,357)	$(6,564)

The estimated net loss which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $3 million for pension plans. The estimated net gain which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $300 thousand for postretirement benefit plans. The estimated prior service cost which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $100 thousand for pension plans and $9 thousand for postretirement benefit plans.

(tabular amounts in thousands, except per-share amounts)

Changes in the plans' benefit obligations and assets follow.

	Years Ended December 31			
	Pension Benefits		Postretirement Benefits	
	2009	2008	2009	2008
Change in benefit obligation				
Benefit obligation at beginning of year	$127,911	$118,036	$ 58,068	$ 61,960
Service cost	5,720	5,314	1,085	1,009
Interest cost	7,934	7,497	3,408	3,491
Actuarial net loss (gain)	10,720	1,915	(208)	(5,001)
Benefits paid	(5,074)	(4,851)	(2,620)	(3,391)
Benefit obligation at end of year	$147,211	$127,911	$ 59,733	$ 58,068
Change in plan assets				
Fair value of plan assets at beginning of year	$ 61,349	$ 88,793	$ 27,922	$ 27,658
Actual return on plan assets	18,449	(30,203)	723	1,857
Employer contributions	15,417	7,610	1,132	1,798
Benefits paid	(5,074)	(4,851)	(2,620)	(3,391)
Fair value of plan assets at end of year	$ 90,141	$ 61,349	$ 27,157	$ 27,922
Funded status	$(57,070)	$(66,562)	$(32,576)	$(30,146)
Amounts recognized in the consolidated balance sheet				
Current liabilities	$ (2,442)	$ (2,438)	$ (1,809)	$ (1,900)
Noncurrent liabilities	(54,628)	(64,124)	(30,767)	(28,246)
	$(57,070)	$(66,562)	$(32,576)	$(30,146)
Amounts recognized in accumulated other comprehensive loss				
Net actuarial loss (gain)	$ 71,651	$ 73,286	$(10,205)	$(11,362)
Prior service (cost) credit	(1,487)	(1,198)	44	53
	$ 70,164	$ 72,088	$(10,161)	$(11,309)

The accumulated benefit obligation for all domestic defined benefit pension plans was $120 million at December 31, 2009 and $106 million at December 31, 2008.

The projected benefit obligation exceeded the fair market value of plan assets for all domestic plans at December 31, 2009. The accumulated benefit obligation exceeded the fair market value of plan assets for all the domestic plans, except for the Port Arthur plan, at December 31, 2009. The fair market value of the Port Arthur plan assets exceeded the accumulated benefit obligation at December 31, 2009. The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for all of the domestic plans at December 31, 2008.

The net liability position of plans in which the projected benefit obligation exceeds assets is included in other noncurrent liabilities on the balance sheet. A portion of the accrued benefit cost for the nonqualified plan is included in current liabilities at both December 31, 2009 and December 31, 2008. As the nonqualified plan is unfunded, the amount reflected in current liabilities represents the expected benefit payments related to the nonqualified plan during 2010.

(tabular amounts in thousands, except per-share amounts)

The following table shows information on domestic pension plans with the accumulated benefit obligation in excess of plan assets. The second table presents information on domestic pension plans with the projected benefit obligation in excess of plan assets.

	2009	2008
Plans with the accumulated benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$145,789	$127,911
Accumulated benefit obligation	118,248	105,670
Fair market value of plan assets	88,806	61,349

	2009	2008
Plans with the projected benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$147,211	$127,911
Fair market value of plan assets	90,141	61,349

There are no assets held in the nonqualified plan by the trustee for the retired beneficiaries of the nonqualified plan. Payments to retired beneficiaries of the nonqualified plan are made with cash from operations.

Assumptions – We used the following assumptions to calculate the results of our retirement plans:

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31						
Discount rate	6.250%	6.375%	5.875%	6.250%	6.375%	5.875%
Expected long-term rate of return on plan assets	9.00%	8.75%	8.75%	6.25%	6.25%	7.00%
Rate of projected compensation increase	3.75%	4.00%	3.75%	—	—	—
Weighted-average assumptions used to determine benefit obligations at December 31						
Discount rate	5.875%	6.250%	6.375%	5.875%	6.250%	6.375%
Rate of projected compensation increase	4.00%	3.75%	4.00%	—	—	—

We base the assumed expected long-term rate of return for plan assets on an analysis of our actual investments, including our asset allocation, as well as a stochastic analysis of expected returns. This analysis reflects the expected long-term rates of return for each significant asset class and economic indicator. As of January 1, 2010, the expected rates were 8.6% for U.S. large cap stocks, 4.5% for U.S. long-term corporate bonds, and 2.3% for inflation. The range of returns developed relies both on forecasts and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. Our asset allocation is predominantly weighted toward equities. Through our ongoing monitoring of our investments, we have determined that we should maintain the expected long-term rate of return for our U.S. plans at 9.0% at December 31, 2009.

We utilize the Citigroup Pension Discount Curve (discount curve) and Liability Index and other bond market indicators in developing the discount rate assumption. We initially develop an estimated discount rate using the discount curve by applying the expected cash flows for each specific defined benefit retirement plan to the interest rates provided in the discount curve. We then weigh the cash flows of each plan and consider other relevant market information. Our discount rate is developed based on the discount curve on the last day of December.

(tabular amounts in thousands, except per-share amounts)

Assumed health care cost trend rates at December 31 are shown in the table below. The expected health care cost trend rate for 2009 was 9.5% with temporarily higher cost increases for our retiree prescription drug coverage.

	2009	2008
Health care cost trend rate assumed for next year	9.0%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2018	2018

A one-percentage point change in the assumed health care cost trend rate would have the following effects.

	1% Increase	1% Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2009	$6,833	$(5,486)
Effect on net periodic postretirement benefit cost in 2009	$ 669	$ (521)

Plan Assets – Pension plan assets are held and distributed by trusts and consist principally of common stock and investment-grade fixed income securities. We invest directly in common stocks, as well as in funds which primarily hold stock and debt securities. Our target allocation is 90% to 97% in equities and 3% to 10% in debt securities or cash.

The pension obligation is long-term in nature and the investment philosophy followed by the Pension Investment Committee is likewise long-term in its approach. The majority of the pension funds are invested in equity securities as historically, equity securities have outperformed debt securities and cash investments resulting in a higher investment return over the long-term. While in the short-term, equity securities may underperform other investment classes, we are less concerned with short-term results and more concerned with long-term improvement. The pension funds are managed by six different investment companies who predominantly invest in U.S. large cap stocks. Each investment company's performance is reviewed quarterly. A small portion of the funds is in investments, such as cash or short-term bonds, which historically has been less vulnerable to short-term market swings. These funds are used to provide the cash needed to meet our monthly obligations.

There are no significant concentrations of risk within plan assets, nor do the equity securities include any NewMarket common stock for any year presented.

The assets of the postretirement benefit plan are invested completely in an insurance contract held by Metropolitan Life. No NewMarket common stock is included in these assets.

(tabular amounts in thousands, except per-share amounts)

The following table provides information on the fair value of our pension and postretirement benefit plans assets, as well as the related level within the fair value hierarchy.

	December 31, 2009				December 31, 2008			
		Fair Value Measurements Using				Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension Plans								
Common stocks and exchange traded funds	$73,538	$73,536	$ 2	$—	$47,894	$47,865	$ 29	$—
Common collective trust	8,655	8,655	—	—	5,837	5,837	—	—
Mutual funds	5,173	5,173	—	—	2,850	2,850	—	—
Money market instruments	1,533	1,533	—	—	1,698	1,698	—	—
Cash and cash equivalents	768	768	—	—	620	620	—	—
Insurance contract	474	—	474	—	685	—	685	—
Separate pooled investment account	—	—	—	—	1,765	—	1,765	—
	$90,141	$89,665	$ 476	$—	$61,349	$58,870	$ 2,479	$—
Postretirement Plans								
Insurance contract	$27,157	$ —	$27,157	$—	$27,922	$ —	$27,922	$—

The valuation methodologies used to develop the fair value measurements for the investments in the tables above are outlined below. There have been no changes in the valuation techniques used to value the investments.

- Common stock and exchange traded funds are valued at the closing price reported on a national exchange.
- Securities which are part of the common collective trust are recorded at market value. Foreign securities are valued on the basis of quotations from the primary market in which they are traded and translated at each valuation date from the local currency into U.S. dollars using the mean between bid and asked market rates for such currencies. Securities traded on the over-the-counter markets for which reliable quotations are available are valued at the last current bid quotation. Securities traded on U.S. national exchanges are valued at the last reported sales price, or, if there are no sales, at the latest bid quotation. Short-term investments in other money market funds are valued at the underlying fund's net asset value on the date of valuation.
- Mutual funds are valued at the closing price reported on a national exchange.
- Money market instruments are valued at cost, which approximates fair value.
- Cash and cash equivalents are valued at cost.
- The insurance contracts are unallocated funds deposited with an insurance company and are stated at an amount equal to the sum of all amounts deposited less the sum of all amounts withdrawn, adjusted for investment return.
- The separate pooled investment account is valued at the net asset value of shares or units held by the plan based on quoted market value of the underlying assets.

(tabular amounts in thousands, except per-share amounts)

Cash Flows – For U.S. plans, NewMarket expects to contribute $12 million to $14 million to the pension plans and $2 million to our other postretirement benefit plans in 2010. The expected benefit payments for the next ten years are as follows.

	Expected Pension Benefit Payments	Expected Postretirement Benefit Payments
2010	$ 6,051	$ 3,997
2011	$ 6,443	$ 3,954
2012	$ 6,783	$ 3,912
2013	$ 7,233	$ 3,874
2014	$ 7,743	$ 3,792
2015 through 2019	$49,847	$18,371

Foreign Retirement Plans

For most employees of our foreign subsidiaries, NewMarket has defined benefit pension plans that offer benefits based primarily on years of service and compensation. These defined benefit plans provide benefits for employees of our foreign subsidiaries located in Belgium, the United Kingdom, Germany, and Canada. NewMarket generally contributes to investment trusts and insurance policies to provide for these plans.

In addition to the foreign defined benefit pension plans, NewMarket also provides retirement benefits in Japan and Brazil which are not defined benefit plans. The total pension expense for these plans was $100 thousand for 2009, $300 thousand for 2008, and $200 thousand for 2007.

Our foreign subsidiary in Canada also sponsors a defined benefit postretirement plan. This postretirement plan provides certain health care benefits and life insurance to eligible retired employees. We pay the entire premium for these benefits.

(tabular amounts in thousands, except per-share amounts)

The components of net periodic pension and postretirement benefit costs, as well as other amounts recognized in other comprehensive loss, are shown below.

	Years Ended December 31					
	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Net periodic benefit cost						
Service cost	$ 2,543	$ 2,890	$ 2,919	$ 13	$ 18	$ 18
Interest cost	5,010	5,733	5,152	142	149	120
Expected return on plan assets	(3,918)	(5,581)	(5,339)	—	—	—
Amortization of prior service cost	77	79	80	—	—	—
Amortization of transition (asset) obligation	(35)	(37)	(37)	47	50	49
Amortization of net loss	1,618	1,330	1,541	34	39	65
Settlement loss	241	—	—	—	—	—
Net periodic benefit cost	$ 5,536	$ 4,414	$ 4,316	$236	$ 256	$ 252
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss						
Net (gain) loss	$(2,720)	$ 9,269	$ (738)	$521	$ (99)	$(185)
Prior service cost	56	6	151	—	—	—
Settlement loss	(241)	—	—	—	—	—
Amortization of transition asset (obligation)	35	37	37	(47)	(50)	(49)
Amortization of net loss	(1,618)	(1,330)	(1,541)	(34)	(39)	(65)
Amortization of prior service cost	(77)	(80)	(80)	—	—	—
Total recognized in other comprehensive loss	$(4,565)	$ 7,902	$(2,171)	$440	$(188)	$(299)
Total recognized in net periodic benefit cost and other comprehensive loss	$ 971	$12,316	$ 2,145	$676	$ 68	$ (47)

The estimated net loss which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $1 million for foreign pension plans and $50 thousand for foreign postretirement benefit plans. The estimated prior service cost which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $80 thousand for foreign pension plans. The estimated unrecognized transition asset which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $40 thousand income for foreign pension plans. The estimated unrecognized transition obligation which will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2010 is expected to be $50 thousand expense for foreign postretirement benefit plans.

(tabular amounts in thousands, except per-share amounts)

Changes in the benefit obligations and assets of the foreign defined benefit plans follow.

	Years Ended December 31			
	Pension Benefits		Postretirement Benefits	
	2009	2008	2009	2008
Change in benefit obligation				
Benefit obligation at beginning of year	$ 85,148	$110,481	$ 1,954	$ 2,556
Service cost	2,543	2,890	13	18
Interest cost	5,010	5,733	142	149
Plan amendments	52	—	—	—
Employee contributions	513	542	—	—
Actuarial net gain (loss)	5,915	(5,286)	480	(115)
Benefits paid	(5,161)	(4,777)	(148)	(150)
Foreign currency translation	8,072	(24,435)	369	(504)
Benefit obligation at end of year	$102,092	$ 85,148	$ 2,810	$ 1,954
Change in plan assets				
Fair value of plan assets at beginning of year	$ 68,980	$ 98,927	$ —	$ —
Actual return on plan assets	12,389	(11,047)	—	—
Employer contributions	8,275	7,710	148	150
Employee contributions	513	542	—	—
Benefits paid	(5,161)	(4,777)	(148)	(150)
Settlement loss	(131)	—	—	—
Foreign currency translation	7,591	(22,375)	—	—
Fair value of plan assets at end of year	$ 92,456	$ 68,980	$ —	$ —
Funded Status	$ (9,636)	$(16,168)	$(2,810)	$(1,954)
Amounts recognized in the consolidated balance sheet				
Noncurrent assets	$ 2,430	$ 159	$ —	$ —
Current liabilities	(397)	(394)	(148)	(120)
Noncurrent liabilities	(11,669)	(15,933)	(2,662)	(1,834)
	$ (9,636)	$(16,168)	$(2,810)	$(1,954)
Amounts recognized in accumulated other comprehensive loss				
Net loss	$ 33,522	$ 38,101	$ 888	$ 401
Prior service cost	(2,125)	(2,104)	—	—
Transition (asset) obligation	(27)	(61)	390	437
	$ 31,370	$ 35,936	$ 1,278	$ 838

The accumulated benefit obligation for all foreign defined benefit pension plans was $87 million at December 31, 2009 and $73 million at December 31, 2008.

The fair market value of plan assets exceeded both the accumulated benefit obligation and projected benefit obligation for the Canadian Salary plan and the United Kingdom plan at year-end 2009. The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for the Canadian Salary plan for 2008. For the United Kingdom plan in 2008, the fair market value of plan assets exceeded the accumulated benefit obligation, but not the projected benefit obligation. The net asset positions of the Canadian Salary plan and the United Kingdom plan are included in prepaid pension cost on the balance sheet in 2009. The net liability positions in 2008 of the Canadian Salary plan and the United Kingdom plan are included in noncurrent liabilities.

(tabular amounts in thousands, except per-share amounts)

The accumulated benefit obligation and projected benefit obligation exceeded the fair market value of plan assets for the German, Afton Belgium, and Canadian hourly plans at December 31, 2009 and for the German and Afton Belgium plans at December 31, 2008. The accrued benefit cost of these plans is included in other noncurrent liabilities on the balance sheet. As the German plan is unfunded, a portion of the accrued benefit cost for the German plan is included in current liabilities at year-end 2009 and year-end 2008 reflecting the expected benefit payments related to the plan for the following year. The fair market value of plan assets exceeded both the accumulated benefit obligation and projected benefit obligation for the Canadian Hourly plan at year-end 2008. The net asset position of the Canadian Hourly plan is included in prepaid pension cost on the balance sheet in 2008.

The Ethyl Belgium plan was terminated and all liabilities settled in 2009. At December 31, 2008, the fair market value of plan assets exceeded the projected benefit obligation and the accumulated benefit obligation. The net asset position of the Ethyl Belgium plan is included in prepaid pension cost on the balance sheet at 2008.

The following table shows information on foreign plans with the accumulated benefit obligation in excess of plan assets. The second table shows information on plans with the projected benefit obligation in excess of plan assets.

	2009	2008
Plans with the accumulated benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$24,338	$25,407
Accumulated benefit obligation	19,505	21,112
Fair market value of plan assets	12,272	14,238

	2009	2008
Plans with the projected benefit obligation in excess of the fair market value of plan assets		
Projected benefit obligation	$24,338	$81,515
Fair market value of plan assets	12,272	65,188

Assumptions – The information in the table below provides the weighted-average assumptions used to calculate the results of our foreign defined benefit plans.

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31						
Discount rate	5.93%	5.47%	4.94%	7.00%	5.00%	5.00%
Expected long-term rate of return on plan assets	5.35%	5.88%	5.88%	—	—	—
Rate of projected compensation increase	4.24%	4.42%	4.30%	—	—	—
Weighted-average assumptions used to determine benefit obligations at December 31						
Discount rate	5.52%	5.93%	5.47%	5.25%	7.00%	5.00%
Rate of projected compensation increase	4.22%	4.24%	4.42%	—	—	—

The actual assumptions used by the various foreign locations are based upon the circumstances of each particular country and pension plan. The factors impacting the determination of the long-term rate of return for a particular foreign pension plan include the market conditions within a particular country, as well as the investment strategy and asset allocation of the specific plan.

(tabular amounts in thousands, except per-share amounts)

Assumed health care cost trend rates at December 31 are shown in the table below.

	2009	2008
Health care cost trend rate assumed for next year	8.0%	8.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2016	2016

A one-percentage point change in the assumed health care cost trend rate would have the following effects.

	1% Increase	1% Decrease
Effect on accumulated postretirement benefit obligation as of December 31, 2009	$281	$(347)
Effect on net periodic postretirement benefit cost in 2009	$ 17	$ (22)

Plan Assets – Pension plan assets vary by foreign location and plan. Assets are held and distributed by trusts and, depending upon the foreign location and plan, consist primarily of equity securities, corporate and government debt securities, cash, and insurance contracts. The combined average target allocation of our foreign pension plans is 56% in equities, 33% in debt securities, and 11% in insurance contracts.

While the pension obligation is long-term in nature for each of our foreign plans, the investment strategies followed by each plan vary to some degree based upon the laws of a particular country, as well as the provisions of the specific pension trust. The United Kingdom and Canadian plans are invested predominantly in equity securities and debt securities. The funds of these plans are managed by various trustees and investment companies whose performance is reviewed throughout the year. The Afton Belgian plan is invested in an insurance contract. The German plan has no assets.

There are no significant concentrations of risk within plan assets, nor do the equity securities include any NewMarket common stock for any year presented. The benefits of the Canadian postretirement benefit plan are paid through an insurance contract.

The following table provides information on the fair value of our foreign pension plans assets, as well as the related level within the fair value hierarchy.

	December 31, 2009				December 31, 2008			
		Fair Value Measurements Using				Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Pension Plans								
Equity securities	$44,990	$44,990	$ —	$—	$26,594	$26,594	$ —	$—
Corporate debt securities	11,835	11,835	—	—	9,510	9,510	—	—
Government debt securities	14,353	14,353	—	—	14,457	14,457	—	—
Cash and cash equivalents	344	344	—	—	390	390	—	—
Insurance contract	9,661	—	9,661	—	9,737	—	9,737	—
Pooled investment funds	11,273	—	11,273	—	8,292	—	8,292	—
	$92,456	$71,522	$20,934	$—	$68,980	$50,951	$18,029	$—

(tabular amounts in thousands, except per-share amounts)

The valuation methodologies used to develop the fair value measurements for the investments in the table above are outlined below. There have been no changes in the valuation techniques used to value the investments.

- Equity securities are valued at the closing price reported on a national exchange.
- Corporate and government debt securities are composed of bond funds that are priced daily.
- Cash and cash equivalents are valued at cost.
- The insurance contracts are funds deposited with an insurance company and are stated at an amount equal to the sum of all amounts deposited less the sum of all amounts withdrawn, adjusted for investment return.
- The pooled investment funds are priced daily and invested in underlying funds that are listed on a recognized exchange.

Cash Flows – For foreign pension plans, NewMarket expects to contribute $7 million to the plans in 2010. We expect to contribute approximately $200 thousand to the Canadian postretirement benefit plan. The expected benefit payments for the next ten years are as follows:

	Expected Pension Benefit Payments	Expected Postretirement Benefit Payments
2010	$ 3,752	$148
2011	$ 3,959	$155
2012	$ 3,494	$163
2013	$ 5,600	$170
2014	$ 4,233	$178
2015 through 2019	$26,187	$947

21. Other (Expense) Income, Net

Other expense, net was $11 million in 2009 and primarily represents an unrealized loss on a derivative instrument representing an interest rate swap recorded at fair value, which we entered into on June 25, 2009. See Note 17 in the Notes to Consolidated Financial Statements for additional information on the interest rate swap. Other income, net was $1 million in 2008 and $3 million in 2007 resulting primarily from investment income.

22. Gains and Losses on Foreign Currency

Transactions conducted in a foreign currency resulted in a net loss of $8 million in 2009, a net gain of $3 million in 2008, and a net loss of $9 thousand in 2007. These amounts are reported in cost of sales.

(tabular amounts in thousands, except per-share amounts)

23. Income Tax Expense

Our income from continuing operations before income taxes, as well as the provision for income taxes, follows:

	Years Ended December 31		
	2009	2008	2007
Income from continuing operations before income taxes			
Domestic	$184,217	$ 26,870	$ 48,217
Foreign	55,159	78,456	52,207
	$239,376	$105,326	$100,424
Income tax expense			
Current income taxes			
Federal	$ 51,374	$ 7,264	$ 12,180
State	5,337	1,489	2,599
Foreign	16,125	20,028	13,720
	72,836	28,781	28,499
Deferred income taxes			
Federal	$ 4,768	$ 1,296	$ (7,979)
State	(1,901)	249	(198)
Foreign	1,390	1,773	1,552
	4,257	3,318	(6,625)
Total income tax expense	$ 77,093	$ 32,099	$ 21,874

The reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

	% of Income from Continuing Operations Before Income Taxes		
	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax	1.8	1.6	1.7
Foreign operations	(0.6)	(2.4)	(2.0)
Impact of rate changes on deferred taxes	(0.7)	—	—
Permanent reinvestment of foreign income	—	—	(6.9)
Adjustment of tax accounts	—	—	(1.9)
Research tax credit	(0.8)	(1.8)	(1.3)
Domestic manufacturing tax benefit	(2.0)	(0.8)	(1.6)
Other items and adjustments	(0.5)	(1.1)	(1.2)
Effective income tax rate	32.2%	30.5%	21.8%

Income taxes for 2007 benefited from the following special items totaling $9.5 million. During fourth quarter 2007, we concluded certain of our foreign subsidiaries would not distribute dividends back to the U.S. parent for the foreseeable future. Accordingly, we designated the undistributed earnings of these subsidiaries as indefinitely reinvested. The deferred income tax liability of $7.0 million previously provided on these earnings was reversed and reduced deferred income tax expense by the same amount. During our detailed review, we determined our deferred tax liability accounts provided for the undistributed earnings of foreign

(tabular amounts in thousands, except per-share amounts)

subsidiaries were overstated by $1.9 million at year-end 2006. We recorded an additional deferred income tax benefit of $1.9 million during the fourth quarter 2007 for this overprovision. An overprovision of $1.2 million had also occurred during the first three quarters of 2007 which was reversed in the fourth quarter and had no impact on the results of operations for the year ended December 31, 2007. The impact of these adjustments did not have a material effect on our reported financial position and results of operations for the year ended December 31, 2007 or any prior periods presented. The remaining $600 thousand benefit related to changes in our liability for unrecognized tax benefits from uncertain tax positions.

For those foreign subsidiaries that we have not determined their undistributed earnings to be indefinitely reinvested and based on available foreign tax credits and current U.S. income tax rates, we believe that we have adequately provided for any additional U.S. taxes that would be incurred when one of these foreign subsidiaries returns its earnings in cash to Afton or Ethyl.

Certain foreign operations have a U.S. tax impact due to our election to include their earnings in our federal income tax return.

Our deferred income tax assets and liabilities follow.

	December 31	
	2009	2008
Deferred income tax assets		
Future employee benefits	$44,781	$47,987
Environmental and future shutdown reserves	7,785	7,855
Unrealized loss on derivatives	6,111	1,386
Trademark expenses	3,965	3,445
Foreign currency translation adjustments	1,646	2,599
Litigation accruals	1,415	1,372
Financed intangible asset	1,188	967
Other	2,645	7,252
	69,536	72,863
Deferred income tax liabilities		
Depreciation and amortization	13,754	8,697
Intangibles	7,039	7,805
Inventory valuation and related reserves	4,623	(492)
Undistributed earnings of foreign subsidiaries	2,991	2,724
Other	2,341	2,295
	30,748	21,029
Net deferred income tax assets	$38,788	$51,834
Reconciliation to financial statements		
Deferred income tax assets - current	$ 4,118	$14,090
Deferred income tax assets - noncurrent	34,670	37,744
Net deferred income tax assets	$38,788	$51,834

Our deferred taxes are in a net asset position at December 31, 2009. Based on current forecast operating plans and historical profitability, we believe that we will recover the full benefit of our deferred tax assets and have, therefore, not recorded a valuation allowance.

(tabular amounts in thousands, except per-share amounts)

We adopted the provisions related to accounting for uncertainty in income taxes on January 1, 2007. As a result, we recognized no material adjustment in the liability for unrecognized income tax benefits. A reconciliation of the beginning and ending balances of the unrecognized tax benefits from uncertain positions is as follows:

Balance at January 1, 2007	$ 2,854
Additions for tax positions related to the current year	200
Additions for tax positions of prior years	471
Reductions as a result of the withdrawal of positions previously taken	(942)
Balance at December 31, 2007	2,583
Additions for tax positions of prior years	1,474
Reductions as a result of settlements with tax authorities	(182)
Decreases for tax positions of prior years	(1,484)
Balance at December 31, 2008	2,391
Additions for tax positions of prior years	200
Reductions as a result of settlements with tax authorities	(1,474)
Decreases for tax positions of prior years	(200)
Balance at December 31, 2009	$ 917

All of the balance at December 31, 2009, if recognized, would affect our effective tax rate.

During the year ended December 31, 2009, we reduced the accrued interest associated with uncertain tax positions by approximately $250 thousand resulting in a net accrued interest of approximately $50 thousand. During the year ended December 31, 2008, we reduced the accrued interest associated with uncertain tax positions by $400 thousand, resulting in net accrued interest of $300 thousand.

We expect the amount of unrecognized tax benefits to change in the next twelve months; however, we do not expect the change to have a material impact on our financial statements.

Our U.S. subsidiaries join in the filing of a U.S. federal consolidated income tax return. The Internal Revenue Service (IRS) completed its examination of our consolidated federal income tax returns for the years 2005 and 2006 during 2008. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include: the United Kingdom (2006 and forward); Singapore (2005 and forward); Japan (2004 and forward); Belgium (2007 and forward); and Canada (2002 and forward). We are currently under examination in various U.S. state and foreign jurisdictions.

(tabular amounts in thousands, except per-share amounts)

24. Accumulated Other Comprehensive Loss

The pre-tax, tax, and after-tax effects related to the adjustments in accumulated other comprehensive loss follow.

	Foreign Currency Translation Adjustments	Pension Plans and Other Postretirement Benefits Adjustments	Accumulated Derivative Gain (Loss)	Accumulated Other Comprehensive Loss
December 31, 2006	$ (4,642)	$(42,394)	$ (129)	$(47,165)
Adjustments	9,910	—	(1,691)	
Reclassification adjustment for the loss included in net income resulting from the maturity of contracts	—	—	324	
Prior service cost arising during the period	—	(1,141)	—	
Amortization of prior service cost included in net periodic pension cost	—	254	—	
Net prior service cost	—	(887)	—	
Net gain arising during the period	—	10,381	—	
Amortization of net loss included in net periodic pension cost	—	3,829	—	
Net gain	—	14,210	—	
Amortization of transition obligation	—	12	—	
Tax (expense) benefit	(4,093)	(5,494)	514	
Other comprehensive income (loss)	5,817	7,841	(853)	12,805
December 31, 2007	1,175	(34,553)	(982)	(34,360)
Adjustments	(31,625)	—	(2,113)	
Prior service cost arising during the period	—	(6)	—	
Amortization of prior service cost included in net periodic pension cost	—	382	—	
Net prior service cost	—	376	—	
Net loss arising during the period	—	(43,874)	—	
Amortization of net loss included in net periodic pension cost	—	2,839	—	
Net (loss)	—	(41,035)	—	
Amortization of transition obligation	—	13	—	
Tax benefit	569	11,631	794	
Other comprehensive loss	(31,056)	(29,015)	(1,319)	(61,390)
December 31, 2008	(29,881)	(63,568)	(2,301)	(95,750)
Adjustments	20,008	—	(583)	
Prior service cost arising during the period	—	(56)	—	
Amortization of prior service cost included in net periodic pension cost	—	375	—	
Net prior service cost	—	319	—	
Net gain arising during the period	—	633	—	
Amortization of net loss included in net periodic pension cost	—	3,696	—	
Settlement loss	—	241	—	
Net gain	—	4,570	—	
Amortization of transition obligation	—	12	—	
Tax (expense) benefit	(2,192)	(1,388)	220	
Other comprehensive income (loss)	17,816	3,513	(363)	20,966
December 31, 2009	$(12,065)	$(60,055)	$(2,664)	$(74,784)

(tabular amounts in thousands, except per-share amounts)

25. Segment and Geographic Area Information

Segment Information – The tables below show our consolidated segment results. The "All other" category includes the continuing operations of the TEL business (primarily sales of TEL in North America), as well as certain contract manufacturing Ethyl provides to Afton and to third parties.

The accounting policies of the segments are the same as those described in Note 1 in the Notes to Consolidated Financial Statements. We evaluate the performance of the petroleum additives business based on operating profit. NewMarket Services departments and other expenses are billed to Afton and Ethyl based on the services provided under the holding company structure. Depreciation on segment property, plant, and equipment, as well as amortization of segment intangible assets is included in segment operating profit. No transfers occurred between the petroleum additives segment, the real estate development segment or the "All other" category during the periods presented. The table below reports net sales and operating profit by segment, as well as a reconciliation to income before income taxes for the last three years.

	2009	2008	2007
Net sales			
Petroleum additives	$1,518,138	$1,604,376	$1,357,916
Real estate development	—	—	—
All other	11,984	13,055	16,958
Consolidated net sales (a)	$1,530,122	$1,617,431	$1,374,874
Segment operating profit			
Petroleum additives (b)	$ 279,800	$ 129,963	$ 129,394
Real estate development	(391)	(101)	—
All other	(57)	1,652	(6,699)
Segment operating profit	279,352	131,514	122,695
Corporate, general, and administrative expenses	(17,033)	(15,042)	(13,823)
Interest and financing expenses, net	(11,716)	(12,046)	(11,557)
Other (expense) income, net	(11,227)	900	3,109
Income from continuing operations before income taxes	$ 239,376	$ 105,326	$ 100,424

(a) *Net sales to one customer of our petroleum additives segment exceeded 10% of total net sales in 2009, 2008, and 2007. Sales to Royal Dutch Shell plc and its affiliates (Shell) amounted to $232 million (15% of total net sales) in 2009, $261 million (16% of total net sales) in 2008, and $202 million (15% of total net sales) in 2007. These net sales represent a wide-range of products sold to this customer in multiple regions of the world.*

(b) *The special item included in operating profit for the petroleum additives segment in 2008 represents a gain of $3 million from a class action lawsuit related to raw materials.*

(tabular amounts in thousands, except per-share amounts)

The following table shows asset information by segment and the reconciliation to consolidated assets. Segment assets consist of accounts receivable, inventory, and long-lived assets. Long-lived assets in the table below include property, plant, and equipment, net of depreciation, as well as intangible assets and certain other assets, both net of amortization.

	2009	2008	2007
Segment Assets			
Petroleum additives	$ 613,852	$597,114	$579,278
Real estate development	113,125	66,396	15,852
All other	17,633	21,356	18,176
	744,610	684,866	613,306
Cash and cash equivalents	151,831	21,761	71,872
Short-term investments	300	—	—
Other accounts receivable	379	2,552	3,430
Deferred income taxes	38,788	51,834	40,123
Prepaid expenses	38,975	5,554	3,368
Non-segment property, plant and equipment, net	23,951	24,927	24,712
Prepaid pension cost	2,430	159	2,616
Other assets and deferred charges	23,928	19,799	11,507
Total assets	$1,025,192	$811,452	$770,934
Additions to long-lived assets			
Petroleum additives	$ 37,173	$ 44,200	$ 30,455
Real estate development	53,030	42,820	9,084
All other	25	4	23
Corporate	405	2,677	594
Total additions to long-lived assets	$ 90,633	$ 89,701	$ 40,156
Depreciation and amortization			
Petroleum additives	$ 30,098	$ 26,489	$ 25,711
Real estate development	—	—	—
All other	94	91	150
Corporate	2,628	2,388	3,265
Total depreciation and amortization	$ 32,820	$ 28,968	$ 29,126

(tabular amounts in thousands, except per-share amounts)

Geographic Area Information – The table below reports net sales; total assets, excluding intangibles, net of amortization and goodwill; and long-lived assets by geographic area. Long-lived assets in the table below include property, plant, and equipment, net of depreciation. We have adjusted previously reported amounts for both 2008 and 2007 long-lived assets to exclude intangibles, net of amortization and goodwill. No country, except for the United States, exceeded 10% of net sales or long-lived assets in any year. NewMarket assigns revenues to geographic areas based on the location to which the product was shipped.

	2009	2008	2007
Net sales			
United States	$ 604,592	$ 625,605	$ 564,312
Foreign	925,530	991,826	810,562
Consolidated net sales	$1,530,122	$1,617,431	$1,374,874
Total assets, excluding intangibles, net of amortization and goodwill			
United States	$ 592,164	$ 451,717	$ 402,759
Foreign	387,965	305,666	322,620
Total assets, excluding intangibles, net of amortization and goodwill	$ 980,129	$ 757,383	$ 725,379
Long-lived assets			
United States	$ 256,901	$ 212,729	$ 157,286
Foreign	45,514	29,007	26,276
Total long-lived assets	$ 302,415	$ 241,736	$ 183,562

26. Selected Quarterly Consolidated Financial Data (unaudited)

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$337,128	$370,921	$417,832	$404,241
Gross profit	$ 91,074	$111,413	$142,967	$117,806
Net income	$ 28,688	$ 30,658	$ 56,687	$ 46,250
Basic earnings per share				
Net income	$ 1.89	$ 2.02	$ 3.73	$ 3.04
Diluted earnings per share				
Net income	$ 1.88	$ 2.01	$ 3.72	$ 3.03
Shares used to compute basic earnings per share	15,203	15,204	15,208	15,208
Shares used to compute diluted earnings per share	15,241	15,242	15,245	15,245

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$382,350	$425,882	$440,604	$368,595
Gross profit	$ 81,603	$ 82,193	$ 73,578	$ 77,120
Net income	$ 19,772	$ 17,624	$ 16,472	$ 19,359
Basic earnings per share				
Net income	$ 1.28	$ 1.14	$ 1.08	$ 1.27
Diluted earnings per share				
Net income	$ 1.27	$ 1.13	$ 1.07	$ 1.27
Shares used to compute basic earnings per share	15,459	15,488	15,306	15,196
Shares used to compute diluted earnings per share	15,558	15,556	15,365	15,242

(tabular amounts in thousands, except per-share amounts)

27. Consolidating Financial Information

The 7.125% senior notes due 2016 are fully and unconditionally guaranteed by certain of our subsidiaries (Guarantor Subsidiaries) on a joint and several unsecured senior basis. The Guarantor Subsidiaries include all of our existing and future wholly-owned domestic restricted subsidiaries. The Guarantor Subsidiaries and the subsidiaries that do not guarantee the senior notes (the Non-Guarantor Subsidiaries) are 100% owned by NewMarket Corporation (the Parent Company). The Guarantor Subsidiaries consist of the following:

Ethyl Corporation
Ethyl Asia Pacific LLC
Ethyl Canada Holdings, Inc.
Ethyl Export Corporation
Ethyl Interamerica Corporation
Ethyl Ventures, Inc.
Interamerica Terminals Corporation
Afton Chemical Intangibles LLC
NewMarket Investment Company
Foundry Park I, LLC
Gamble's Hill, LLC
Gamble's Hill Landing, LLC
Gamble's Hill Tredegar, LLC
Afton Chemical Corporation
Afton Chemical Asia Pacific LLC
Afton Chemical Canada Holdings, Inc.
Afton Chemical Japan Holdings, Inc.
Afton Chemical Additives Corporation
NewMarket Services Corporation
The Edwin Cooper Corporation
Old Town LLC
NewMarket Development Corporation
Foundry Park II, LLC
Gamble's Hill Lab, LLC
Gamble's Hill Third Street, LLC

We conduct all of our business and derive all of our income from our subsidiaries. Therefore, our ability to make payments on the senior notes or other obligations is dependent on the earnings and the distribution of funds from our subsidiaries. There are no restrictions on the ability of any of our domestic subsidiaries to transfer funds to the Parent Company.

The following sets forth the Consolidating Statements of Income for the years ended December 31, 2009, December 31, 2008, and December 31, 2007; Consolidating Balance Sheets as of December 31, 2009 and December 31, 2008; and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 for the Parent Company, the Guarantor Subsidiaries and Non-Guarantor Subsidiaries. The financial information is based on our understanding of the SEC's interpretation and application of Rule 3-10 of the SEC Regulation S-X.

The financial information may not necessarily be indicative of results of operations or financial position had the Guarantor Subsidiaries or Non-Guarantor Subsidiaries operated as independent entities. The Parent Company accounts for investments in these subsidiaries using the equity method.

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Consolidating Statements of Income
Year Ended December 31, 2009

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ —	$845,285	$684,837	$ —	$1,530,122
Cost of goods sold	—	455,484	611,378	—	1,066,862
Gross profit	—	389,801	73,459	—	463,260
Selling, general, and administrative expenses	4,886	95,978	14,036	—	114,900
Research, development, and testing expenses	—	67,356	18,716	—	86,072
Operating (loss) profit	(4,886)	226,467	40,707	—	262,288
Interest and financing expenses (income), net	12,085	(550)	181	—	11,716
Other (expense) income, net	(11,398)	85	117	—	(11,196)
(Loss) income before income taxes and equity income of subsidiaries	(28,369)	227,102	40,643	—	239,376
Income tax (benefit) expense	(12,676)	76,673	13,096	—	77,093
Equity income of subsidiaries	177,976	—	—	(177,976)	—
Net income	$162,283	$150,429	$ 27,547	$(177,976)	$ 162,283

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Consolidating Statements of Income
Year Ended December 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ —	$872,024	$745,407	$ —	$1,617,431
Cost of goods sold	—	671,076	631,861	—	1,302,937
Gross profit	—	200,948	113,546	—	314,494
Selling, general, and administrative expenses	4,713	94,603	17,066	—	116,382
Research, development, and testing expenses	—	62,682	19,070	—	81,752
Operating (loss) profit	(4,713)	43,663	77,410	—	116,360
Interest and financing expenses (income), net	12,558	(1,190)	678	—	12,046
Other income, net	351	3	658	—	1,012
(Loss) income before income taxes and equity income of subsidiaries	(16,920)	44,856	77,390	—	105,326
Income tax (benefit) expense	(7,193)	15,856	23,436	—	32,099
Equity income of subsidiaries	82,954	—	—	(82,954)	—
Net income	$ 73,227	$ 29,000	$ 53,954	$(82,954)	$ 73,227

Notes to Consolidated Financial Statements—Continued

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Consolidating Statements of Income
Year Ended December 31, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Net sales	$ —	$746,326	$628,548	$ —	$1,374,874
Cost of goods sold	77	517,489	560,736	—	1,078,302
Gross (loss) profit	(77)	228,837	67,812	—	296,572
Selling, general, and administrative expenses	5,078	86,697	19,340	—	111,115
Research, development, and testing expenses	—	61,287	15,547	—	76,834
Operating (loss) profit	(5,155)	80,853	32,925	—	108,623
Interest and financing expenses (income), net	11,792	(1,105)	870	—	11,557
Other income, net	1,807	645	906	—	3,358
(Loss) income from continuing operations before income taxes and equity income of subsidiaries	(15,140)	82,603	32,961	—	100,424
Income tax (benefit) expense	(5,928)	26,935	867	—	21,874
Equity income of subsidiaries	104,533	—	—	(104,533)	—
Income from continuing operations	95,321	55,668	32,094	(104,533)	78,550
Gain on settlement of discontinued business (net of tax)	—	10,082	4,472	—	14,554
Income from operations of discontinued business (net of tax)	—	2,111	106	—	2,217
Net income	$ 95,321	$ 67,861	$ 36,672	$(104,533)	$ 95,321

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Consolidating Balance Sheets
December 31, 2009

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
ASSETS					
Cash and cash equivalents	$ 40,008	$ 62,203	$ 49,620	$ —	$ 151,831
Short-term investments	300	—	—	—	300
Trade and other accounts receivable, net	340	99,724	114,823	—	214,887
Amounts due from affiliated companies	105,412	32,333	40,195	(177,940)	—
Inventories	—	102,975	89,928	—	192,903
Deferred income taxes	2,704	950	464	—	4,118
Prepaid expenses and other current assets	5,182	32,497	1,421	—	39,100
Total current assets	153,946	330,682	296,451	(177,940)	603,139
Amounts due from affiliated companies	—	19,544	7,500	(27,044)	—
Property, plant and equipment, at cost	—	772,668	161,714	—	934,382
Less accumulated depreciation and amortization	—	515,606	116,361	—	631,967
Net property, plant, and equipment	—	257,062	45,353	—	302,415
Investment in consolidated subsidiaries	511,948	—	—	(511,948)	—
Prepaid pension cost	—	—	2,430	—	2,430
Deferred income taxes	35,882	(3,946)	2,734	—	34,670
Other assets and deferred charges	19,362	16,668	1,445	—	37,475
Intangibles, net of amortization and goodwill	—	45,063	—	—	45,063
Total assets	$721,138	$665,073	$355,913	$(716,932)	$1,025,192
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 31	$ 59,390	$ 28,765	$ —	$ 88,186
Accrued expenses	8,880	41,201	13,694	—	63,775
Dividends payable	4,992	—	—	—	4,992
Book overdraft	—	2,230	—	—	2,230
Amounts due to affiliated companies	11,942	107,999	57,999	(177,940)	—
Long-term debt, current portion	—	33,881	—	—	33,881
Income taxes payable	(7,357)	9,062	3,283	—	4,988
Total current liabilities	18,488	253,763	103,741	(177,940)	198,052
Long-term debt	150,000	66,200	—	—	216,200
Amounts due to affiliated companies	—	7,500	19,544	(27,044)	—
Other noncurrent liabilities	94,465	40,654	17,636	—	152,755
Total liabilities	262,953	368,117	140,921	(204,984)	567,007
Shareholders' equity:					
Common stock and paid in capital	275	317,915	75,779	(393,694)	275
Accumulated other comprehensive loss	(74,784)	(16,032)	(32,390)	48,422	(74,784)
Retained earnings	532,694	(4,927)	171,603	(166,676)	532,694
Total shareholders' equity	458,185	296,956	214,992	(511,948)	458,185
Total liabilities and shareholders' equity	$721,138	$665,073	$355,913	$(716,932)	$1,025,192

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Consolidating Balance Sheets
December 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
ASSETS					
Cash and cash equivalents	$ —	$ 4,408	$ 17,353	$ —	$ 21,761
Trade and other accounts receivable, net	1,307	102,982	99,262	—	203,551
Amounts due from affiliated companies	233,526	261,153	33,748	(528,427)	—
Inventories	—	97,742	103,330	—	201,072
Deferred income taxes	2,134	8,204	3,752	—	14,090
Prepaid expenses and other current assets	2,865	1,885	954	—	5,704
Total current assets	239,832	476,374	258,399	(528,427)	446,178
Amounts due from affiliated companies	—	19,783	7,500	(27,283)	—
Property, plant and equipment, at cost	—	713,384	134,627	—	848,011
Less accumulated depreciation and amortization	—	500,507	105,768	—	606,275
Net property, plant, and equipment	—	212,877	28,859	—	241,736
Investment in consolidated subsidiaries	531,400	—	—	(531,400)	—
Prepaid pension cost	—	—	159	—	159
Deferred income taxes	31,767	(926)	6,903	—	37,744
Other assets and deferred charges	4,982	25,406	1,178	—	31,566
Intangibles, net of amortization and goodwill	—	54,069	—	—	54,069
Total assets	$807,981	$787,583	$302,998	$(1,087,110)	$811,452
LIABILITIES AND SHAREHOLDERS' EQUITY					
Accounts payable	$ 219	$ 41,996	$ 18,290	$ —	$ 60,505
Accrued expenses	10,131	43,819	9,765	—	63,715
Dividends payable	2,646	—	—	—	2,646
Book overdraft	—	999	—	—	999
Amounts due to affiliated companies	227,274	245,456	55,697	(528,427)	—
Long-term debt, current portion	—	784	—	—	784
Income taxes payable	—	1,656	5,608	—	7,264
Total current liabilities	240,270	334,710	89,360	(528,427)	135,913
Long-term debt	191,900	44,478	—	—	236,378
Amounts due to affiliated companies	—	7,500	19,783	(27,283)	—
Other noncurrent liabilities	84,688	42,438	20,912	—	148,038
Total liabilities	516,858	429,126	130,055	(555,710)	520,329
Shareholders' equity:					
Common stock and paid in capital	115	317,234	74,909	(392,143)	115
Accumulated other comprehensive loss	(95,750)	(17,723)	(52,122)	69,845	(95,750)
Retained earnings	386,758	58,946	150,156	(209,102)	386,758
Total shareholders' equity	291,123	358,457	172,943	(531,400)	291,123
Total liabilities and shareholders' equity	$807,981	$787,583	$302,998	$(1,087,110)	$811,452

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2009

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash (used in) provided from operating activities	$(95,510)	$ 274,877	$ 45,077	$ —	$224,444
Cash flows from investing activities					
Capital expenditures	—	(18,681)	(18,922)	—	(37,603)
Foundry Park I capital expenditures	—	(51,530)	—	—	(51,530)
Deposits for interest rate swap	(38,730)	—	—	—	(38,730)
Return of deposits for interest rate swap	23,460	—	—	—	23,460
Deposits for interest rate lock agreement	—	(5,000)	—	—	(5,000)
Return of deposits for interest rate lock agreement	—	15,500	—	—	15,500
Purchase of short-term investment	(300)	—	—	—	(300)
Foundry Park I deferred leasing costs	—	(1,500)	—	—	(1,500)
Decrease in intercompany loans	—	(166)	—	166	—
Cash dividends from subsidiaries	209,760	—	—	(209,760)	—
Cash provided from (used in) investing activities	194,190	(61,377)	(18,922)	(209,594)	(95,703)
Cash flows from financing activities					
Net repayments under revolving credit agreement	(41,900)	—	—	—	(41,900)
Draws on Foundry Park I construction loan	—	55,603	—	—	55,603
Dividends	(16,347)	(209,760)	—	209,760	(16,347)
Change in book overdraft, net	—	1,231	—	—	1,231
Payment for financed intangible asset	—	(1,000)	—	—	(1,000)
Debt issuance costs	(465)	—	—	—	(465)
Proceeds from exercise of stock options	40	—	—	—	40
Payments on the capital lease	—	(784)	—	—	(784)
Repayment of intercompany note payable	—	—	(13,236)	13,236	—
Financing from affiliated companies	—	—	13,402	(13,402)	—
Cash (used in) provided from financing activities	(58,672)	(154,710)	166	209,594	(3,622)
Effect of foreign exchange on cash and cash equivalents	—	(995)	5,946	—	4,951
Increase in cash and cash equivalents	40,008	57,795	32,267	—	130,070
Cash and cash equivalents at beginning of year	—	4,408	17,353	—	21,761
Cash and cash equivalents at end of year	$ 40,008	$ 62,203	$ 49,620	$ —	$151,831

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2008

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash (used in) provided from operating activities	$(12,578)	$ 35,137	$ (1,911)	$ —	$ 20,648
Cash flows from investing activities					
Capital expenditures	—	(22,581)	(9,218)	—	(31,799)
Foundry Park I capital expenditures	—	(42,820)	—	—	(42,820)
Acquisition of business	—	(14,803)	—	—	(14,803)
Deposits for interest rate lock agreement	—	(10,500)	—	—	(10,500)
Return of deposits for interest rate lock agreement	—	1,050	—	—	1,050
(Decrease) increase in intercompany loans	(31,683)	313	(7,500)	38,870	—
Cash dividends from subsidiaries	24,424	—	—	(24,424)	—
Cash used in investing activities	(7,259)	(89,341)	(16,718)	14,446	(98,872)
Cash flows from financing activities					
Net borrowings under revolving credit agreement	41,900	—	—	—	41,900
Draws on Foundry Park I construction loan	—	38,201	—	—	38,201
Repurchases of common stock	(26,810)	—	—	—	(26,810)
Dividends	(15,131)	(24,424)	—	24,424	(15,131)
Change in book overdraft, net	(41)	(5,209)	—	—	(5,250)
Payment for financed intangible asset	—	(1,000)	—	—	(1,000)
Debt issuance costs	(240)	—	—	—	(240)
Proceeds from exercise of stock options	315	—	—	—	315
Excess tax benefits from stock-based payment arrangements	945	—	—	—	945
Payments on the capital lease	—	(736)	—	—	(736)
Repayment of intercompany note payable	—	—	(313)	313	—
Financing from affiliated companies	—	39,183		(39,183)	—
Cash provided from (used in) financing activities	938	46,015	(313)	(14,446)	32,194
Effect of foreign exchange on cash and cash equivalents	—	(1,076)	(3,005)	—	(4,081)
Decrease in cash and cash equivalents	(18,899)	(9,265)	(21,947)	—	(50,111)
Cash and cash equivalents at beginning of year	18,899	13,673	39,300	—	71,872
Cash and cash equivalents at end of year	$ —	$ 4,408	$ 17,353	$ —	$ 21,761

(tabular amounts in thousands, except per-share amounts)

NewMarket Corporation and Subsidiaries

Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2007

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Total Consolidating Adjustments	Consolidated
Cash (used in) provided from operating activities	$ (2,017)	$133,033	$(21,439)	$ —	$109,577
Cash flows from investing activities					
Capital expenditures	—	(25,448)	(5,624)	—	(31,072)
Foundry Park I capital expenditures	—	(5,584)	—	—	(5,584)
Foundry Park I deferred leasing costs	—	(3,599)	—	—	(3,599)
Proceeds from settlement and termination of TEL marketing agreements	—	—	28,000	—	28,000
Payment for acquisition of intangible asset	—	(2,900)	—	—	(2,900)
Deposits for interest rate lock agreement	—	(1,110)	—	—	(1,110)
(Increase) decrease in intercompany loans	(1,775)	(1,000)	2,362	413	—
Net (increase) decrease in investment in subsidiaries	(6,380)	6,380	—	—	—
Cash dividends from subsidiaries	99,515	—	—	(99,515)	—
Other, net	—	(566)	—	—	(566)
Cash provided from (used in) investing activities	91,360	(33,827)	24,738	(99,102)	(16,831)
Cash flows from financing activities					
Draws on Foundry Park I bridge loan	—	6,571	—	—	6,571
Repayment of Foundry Park I bridge loan	—	(6,571)	—	—	(6,571)
Draws on Foundry Park I construction loan	—	5,298	—	—	5,298
Repayment of 8.875% senior notes	(250)	—	—	—	(250)
Repurchases of common stock	(83,189)	—	—	—	(83,189)
Dividends	(6,641)	(99,515)	—	99,515	(6,641)
Change in book overdraft, net	33	3,667	—	—	3,700
Debt issuance costs	(146)	—	—	—	(146)
Debt issuance costs - Foundry Park I	—	(1,696)	—	—	(1,696)
Proceeds from exercise of stock options	61	—	—	—	61
Payments on the capital lease	—	(690)	—	—	(690)
Repayment of intercompany note payable	—	(2,362)	—	2,362	—
Financing from affiliated companies	—	1,775	1,000	(2,775)	—
Cash (used in) provided from financing activities	(90,132)	(93,523)	1,000	99,102	(83,553)
Effect of foreign exchange on cash and cash equivalents	—	(221)	2,600	—	2,379
(Decrease) increase in cash and cash equivalents	(789)	5,462	6,899	—	11,572
Cash and cash equivalents at beginning of year	19,688	8,211	32,401	—	60,300
Cash and cash equivalents at end of year	$ 18,899	$ 13,673	$ 39,300	$ —	$ 71,872

(tabular amounts in thousands, except per-share amounts)

28. Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 requires additional new disclosures surrounding the reporting of fair value measurements and clarifies certain existing disclosure requirements. Depending upon the provision, ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009 or for interim and annual periods beginning after December 15, 2010. We are evaluating the potential impact on our financial statements.

In December 2009, the FASB issued Accounting Standards Update 2009-17, "Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (ASU 2009-17). ASU 2009-17 clarifies and improves financial reporting by entities involved with variable interest entities. ASU 2009-17 is effective as of the beginning of the annual period beginning after November 15, 2009. We currently do not expect ASU 2009-17 to have a significant impact on our financial statements.

In December 2009, the FASB issued Accounting Standards Update 2009-16, "Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets" (ASU 2009-16). ASU 2009-16 clarifies the information that an entity must provide in its financial statements surrounding a transfer of financial assets and the effect of the transfer on its financial position, financial performance, and cash flows. ASU 2009-16 is effective as of the beginning of the annual period beginning after November 15, 2009. We currently do not expect ASU 2009-16 to have a significant impact on our financial statements.

In October 2009, the FASB issued Accounting Standards Update 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force" (ASU 2009-13). ASU 2009-13 amends the criteria for revenue recognition of multi-deliverable arrangements and expands the required disclosures of those arrangements. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We currently do not expect ASU 2009-13 to have a material impact on our financial statements.

29. Subsequent Events

We have performed an evaluation of subsequent events through our filing of the Annual Report on Form 10-K on February 19, 2010.

On January 28, 2010, Foundry Park I entered into a mortgage loan agreement in the amount of $68.4 million. The loan, which is collateralized by the Foundry Park I office building, is for a period of five years, with two thirteen-month extension options. NewMarket Corporation is fully guaranteeing the loan. The mortgage loan bears interest at a variable rate of LIBOR plus a margin of 400 basis points, with a minimum LIBOR of 200 basis points. Concurrently with the closing of the mortgage loan, Foundry Park I obtained an interest rate swap to effectively convert the variable interest rate in the loan to a fixed interest rate by setting LIBOR at 2.642% for five years. Principal payments will be made monthly based on a 15 year amortization schedule, with all remaining amounts fully due in five years.

On January 29, 2010, we paid off the outstanding balance at December 31, 2009 of $99.1 million of the construction loan with proceeds from the mortgage loan (discussed above) and cash on hand.

On February 18, 2010, our Board of Directors declared a quarterly dividend in the amount of 37.5 cents per share on our common stock. The dividend is payable April 1, 2010 to shareholders of record at the close of business on March 15, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a system of internal control over financial reporting to provide reasonable, but not absolute, assurance of the reliability of the financial records and the protection of assets. Our controls and procedures include written policies and procedures, careful selection and training of qualified personnel, and an internal audit program. We use a third-party firm, separate from our independent registered public accounting firm, to assist with internal audit services.

We work closely with the business groups, operations personnel, and information technology to ensure transactions are recorded properly. Environmental and legal staff are consulted to determine the appropriateness of our environmental and legal liabilities for each reporting period. We regularly review the regulations and rule changes that affect our financial disclosures.

Our disclosure control procedures include signed representation letters from our regional officers, as well as senior management.

We have a Financial Disclosure Committee, which is made up of the president of Afton, the general counsel of NewMarket, and the controller of NewMarket. The committee, as well as regional management, makes representations with regard to the financial statements that, to the best of their knowledge, the report does not contain any misstatement of a material fact or omit a material fact that is necessary to make the statements not misleading with respect to the periods covered by the report.

The committee and the regional management also represent, to the best of their knowledge, that the financial statements and other financial information included in the report fairly present, in all material respects, the financial condition, results of operations and cash flows of the company as of and for the periods presented in the report.

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the Exchange Act), we carried out an evaluation, with the participation of our management, including our principal executive officer and our principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e)) under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures are effective.

There has been no change in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f), under the Securities Exchange Act of 1934.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive Proxy Statement for our 2010 annual meeting of shareholders (Proxy Statement) under the headings entitled "Election of Directors," "Committees of Our Board," "Certain Relationships and Related Transactions," and "Section 16(a) Beneficial Ownership Reporting Compliance" and is included in Part I of this Form 10-K under the heading entitled "Executive Officers of the Registrant."

We have adopted a Code of Conduct that applies to our directors, officers, and employees (including our principal executive officer, principal financial officer, and principal accounting officer) and have posted the Code of Conduct on our internet website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to the principal executive officer, principal financial officer, and principal accounting officer by posting this information on our internet website. Our internet website address is *www.newmarket.com.*

Because our common stock is listed on the NYSE, our chief executive officer is required to make, and he has made, an annual certification to the NYSE stating that he was not aware of any violation by us of the corporate governance listing standards of the NYSE. Our chief executive officer made his annual certification to that effect to the NYSE as of April 30, 2009. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our principal executive officer and principal financial officer required under Sections 906 and 302 of the Sarbanes Oxley Act of 2002 to be filed with the SEC regarding the quality of our public disclosure.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement under the headings (including the narrative disclosures following a referenced table) entitled "Compensation Discussion and Analysis," "The Compensation Committee Report," "Summary Compensation Table," "Additional Benefit Agreement," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested," "Pension Benefits," "Nonqualified Deferred Compensation," "Potential Payments upon Termination or Change in Control," and "Compensation of Directors."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Except as noted below, the information required by this item is incorporated by reference to our Proxy Statement under the heading "Stock Ownership."

The following table presents information as of December 31, 2009 with respect to equity compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (b)
Equity compensation plans approved by shareholders:			
2004 Incentive Plan	—	$ —	1,494,648
1982 Incentive Plan	37,000	4.35	— (c)
Equity compensation plans not approved by shareholders (d):	—	—	—
Total	37,000	$4.35	1,494,648

(a) *There are no outstanding rights or warrants.*

(b) *Amounts exclude any securities to be issued upon exercise of outstanding options.*

(c) *The 1982 Incentive Plan was terminated on March 2, 2004. We cannot make any further grants or awards under this plan.*

(d) *We do not have any equity compensation plans that have not been approved by shareholders.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement under the headings entitled "Board of Directors" and "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)(1) Management's Report on the Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Income for each of the three years in the periods ended December 31, 2009, 2008, and 2007

Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statements of Shareholders' Equity for each of the three years in the periods ended December 31, 2009, 2008, and 2007

Consolidated Statements of Cash Flows for each of the three years in the periods ended December 31, 2009, 2008, and 2007

Notes to Consolidated Financial Statements

(A)(2) Financial Statement Schedules – none required

(A)(3) Exhibits

2.1 Agreement and Plan of Merger, dated as of March 5, 2004, by and among Ethyl Corporation, NewMarket Corporation, and Ethyl Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Form 10-K (File No. 1-32190) filed March 14, 2005)

3.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Form 10-K (File No. 1-32190) filed March 14, 2005)

3.2 NewMarket Corporation Bylaws Amended and Restated effective April 23, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K (File No. 1-32190) filed February 23, 2009)

4.1 Indenture, dated as of December 12, 2006, among NewMarket Corporation, the guarantors listed on the signature pages thereto and Wells Fargo Bank, N.A., as trustee, (incorporated by reference to Exhibit 4.2 to Form 8-K (File No. 1-32190) filed December 13, 2006)

4.2 First Supplemental Indenture, dated as of February 7, 2007 among NewMarket Corporation, NewMarket Development Corporation, Foundry Park I, LLC, Foundry Park II, LLC, Gamble's Hill, LLC, Gamble's Hill Tredegar, LLC, Gamble's Hill Lab, LLC, Gamble's Hill Landing, LLC and Gamble's Hill Third Street, LLC, and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.8 to Form 10-K (File No. 1-32190) filed February 26, 2007)

4.3 Form of 7.125% Senior Notes due 2016 (Included in Exhibit 4.7) (incorporated by reference to Exhibit 4.3 to Form 8-K (File No. 1-32190) filed December 13, 2006)

4.4 Registration Rights Agreement, dated as of December 12, 2006, among NewMarket Corporation, the guarantors listed on the signature pages thereto and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 4.4 to Form 8-K (File No. 1-32190) filed December 13, 2006)

10.1 Second Amended and Restated Credit Agreement, dated as of December 21, 2006, among NewMarket Corporation, SunTrust Bank, as administrative agent, SunTrust Capital Markets, as lead arranger and book manager, and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed December 28, 2006) (Re-filed February 19, 2010 to include schedules and exhibits)

10.2 First Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of September 26, 2008, by and among NewMarket Corporation, the several banks and other financial institutions party hereto and SunTrust Bank, in its capacity as Administrative Agent for the Lenders (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 1-32190) filed October 30, 2008)

10.3 Supplement Agreement, dated as of December 23, 2008, between NewMarket Corporation and SunTrust Bank, as Increasing Lender, and accepted by SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed December 29, 2008)

10.4 Supplement Agreement, dated as of January 5, 2009, between NewMarket Corporation and PNC Bank, as Increasing Lender, and accepted by SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed January 6, 2009)

10.5 Second Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of March 24, 2009, between NewMarket Corporation, SunTrust Bank, as Administrative Agent, and the several banks and other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed March 30, 2009)

10.6 Supplement Agreement, dated as of March 24, 2009, between NewMarket Corporation and PNC Bank, as Increasing Lender, and accepted by SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 1-32190) filed March 30, 2009)

10.7 Joinder Agreement dated as of April 20, 2009 by and among Citizens Bank of Pennsylvania, NewMarket Corporation and SunTrust Bank (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed April 23, 2009)

10.8 Supplement Agreement dated June 30, 2009 between NewMarket Corporation and Citizens Bank of Pennsylvania, as Increasing Lender, and accepted by SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.9 Joinder Agreement dated as of December 7, 2009 by and among JPMorgan Chase Bank, N.A., NewMarket Corporation and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K (file No. 1-32190) filed December 9, 2009)

10.10 Third Amendment to Second Amended and Restated Revolving Credit Agreement, dated as of December 30, 2009, between NewMarket Corporation, SunTrust Bank, as Administrative Agent, and the several banks and other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed December 30, 2009)

10.11 Amendment to Construction Loan Agreement and Unconditional Guaranty (NewMarket), dated as of March 11, 2009 by Foundry Park I, LLC, NewMarket Corporation, SunTrust Bank, Bank of America, N.A., and PNC Bank, N.A. (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 1-32190) filed April 29, 2009)

10.12 International Swap Dealers Association, Inc. Master Agreement dated June 25, 2009, between NewMarket Corporation and Goldman Sachs Bank USA (ISDA Master Agreement) (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.13 Schedule to the ISDA Master Agreement dated June 25, 2009 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 1-32190) filed June 30, 2009)

10.14	Credit Support Annex to the Schedule to the ISDA Master Agreement dated June 25, 2009, between NewMarket Corporation and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to Form 8-K (File No. 1-32190) filed June 30, 2009)
10.15	Deed of Lease Agreement, dated as of January 11, 2007, by and between Foundry Park I, LLC and MeadWestvaco Corporation (incorporated by reference to Exhibit 10.2 to Form 10-K (File No. 1-32190) filed February 26, 2007)
10.16	2004 Incentive Compensation and Stock Plan (incorporated by reference to Exhibit 10.4 to Form 10-K (File No. 1-32190) filed March 14, 2005)*
10.17	Excess Benefit Plan (incorporated by reference to Exhibit 10.4 to Ethyl Corporation's Form 10-K (File No. 1-5112) filed on February 25, 1993)*
10.18	Trust Agreement between Ethyl Corporation and Merrill Lynch Trust Company of America (incorporated by reference to Exhibit 4.5 to Ethyl Corporation's Registration Statement on Form S-8 (Registration No. 333-60889) filed on August 7, 1998)
10.19	NewMarket Corporation and Affiliates Bonus Plan (incorporated by reference to Exhibit 10.9 to Ethyl Corporation's Form 10-K (File No. 1-5112) filed on March 14, 2003)*
10.20	Indemnification Agreement, dated as of July 1, 2004 by and among NewMarket Corporation, Ethyl Corporation and Afton Chemical Corporation (incorporated by reference to Exhibit 10.5 to Form 10-Q (File No. 1-32190) filed August 5, 2004)
10.21	Membership Units Purchase and Assignment Agreement, effective as of September 24, 2004, by and between Bruce C. Gottwald and Floyd D. Gottwald, Jr., NewMarket Services Corporation and Old Town LLC (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed September 24, 2004)
10.22	Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and Afton Chemical Corporation (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 1-32190) filed November 5, 2004)
10.23	Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and Ethyl Corporation (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 1-32190) filed November 5, 2004)
10.24	Services Agreement, dated as of July 1, 2004, by and between NewMarket Services Corporation and NewMarket Corporation (incorporated by reference to Exhibit 10.4 to Form 10-Q (File No. 1-32190) filed November 5, 2004)
10.25	Summary of Executive Compensation*
10.26	Summary of Directors' Compensation (incorporated by reference to Exhibit 10.19 to Form 10-K (File No. 1-321990) filed February 26, 2007)*
10.27	NewMarket Corporation Additional Benefit Agreement, dated May 1, 2006, between NewMarket Corporation and C.S. Warren Huang (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed May 2, 2006)*
10.28	NewMarket Corporation Additional Benefit Agreement for 2009, dated December 17, 2008, between NewMarket Corporation and C.S. Warren Huang (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed December 19, 2008)*
10.29	Loan Agreement, dated as of January 28, 2010, among the Foundry Park I, LLC, as Borrower, PB (USA) Realty Corporation, as Lender, and PB Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 1-32190) filed February 4, 2010)

10.30	Note, dated January 28, 2010, among the Foundry Park I, LLC, as Borrower, PB (USA) Realty Corporation, as Lender, and PB Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.31	Deed of Trust, Assignment of Leases and Rents and Security Agreements, dated January 28, 2010, among the Foundry Park I, LLC, as Borrower, PB (USA) Realty Corporation, as Lender, and PB Capital Corporation as Administrative Agent (incorporated by reference to Exhibit 10.3 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.32	Assignment of Leases and Rents, dated January 28, 2010, between Foundry Park I, LLC and PB Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.33	Guaranty of Payment – Deed of Trust Loan, dated January 28, 2010, among the Foundry Park I, LLC, as Borrower, PB (USA) Realty Corporation, as Lender, and PB Capital Corporation, as Administrative Agent (incorporated by reference to Exhibit 10.5 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.34	Indemnity Agreement, dated January 29, 2010, between PB Capital Corporation and Foundry Park I, LLC (incorporated by reference to Exhibit 10.6 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.35	International Swaps and Derivatives Association, Inc.2002 Master Agreement dated as of January 29, 2010, between PB Capital Corporation and Foundry Park I, LLC (incorporated by reference to Exhibit 10.7 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.36	International Swaps and Derivatives Association, Inc. Schedule to the 2002 Master Agreement dated as of January 29, 2010, between PB Capital Corporation and Foundry Park I, LLC (incorporated by reference to Exhibit 10.8 to Form 8-K (File No. 1-32190) filed February 4, 2010)
10.37	Swap Transaction Confirmation dated January 29, 2010 (incorporated by reference to Exhibit 10.9 to Form 8-K (File No. 1-32190) filed February 4, 2010)
12	Computation of Ratios
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31(a)	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by Thomas E. Gottwald
31(b)	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, by David A. Fiorenza
32(a)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Thomas E. Gottwald
32(b)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by David A. Fiorenza

---

* Indicates management contracts, compensatory plans or arrangements of the company required to be filed as an exhibit

(B) Exhibits – The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMARKET CORPORATION

By: /s/ THOMAS E. GOTTWALD

(Thomas E. Gottwald,
President and Chief Executive Officer)

Dated: February 19, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 19, 2010.

SIGNATURE	TITLE
/s/ BRUCE C. GOTTWALD **(Bruce C. Gottwald)**	Chairman of the Board, Chairman of the Executive Committee, and Director
/s/ THOMAS E. GOTTWALD **(Thomas E. Gottwald)**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ D. A. FIORENZA **(David A. Fiorenza)**	Vice President and Treasurer (Principal Financial Officer)
/s/ WAYNE C. DRINKWATER **(Wayne C. Drinkwater)**	Controller (Principal Accounting Officer)
/s/ PHYLLIS L. COTHRAN **(Phyllis L. Cothran)**	Director
/s/ MARK M. GAMBILL **(Mark M. Gambill)**	Director
/s/ PATRICK D. HANLEY **(Patrick D. Hanley)**	Director
/s/ J. E. ROGERS **(James E. Rogers)**	Director
/s/ C. B. WALKER **(Charles B. Walker)**	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 31(a)

CERTIFICATION

I, Thomas E. Gottwald, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2009 of NewMarket Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

By: /s/ THOMAS E. GOTTWALD

Thomas E. Gottwald
President and Chief Executive Officer

Exhibit 31(b)

CERTIFICATION

I, David A. Fiorenza, certify that:

1. I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2009 of NewMarket Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 19, 2010

By: /s/ D. A. FIORENZA

David A. Fiorenza
Vice President and Treasurer

SHAREHOLDER INFORMATION

TICKER SYMBOL: NEU

TRANSFER AGENT:

Computershare Investor Services

Attention: Shareholder Communications

P.O. Box 43078

Providence, Rhode Island 02940-3078

Website: www-us.computershare.com

Other inquiries should be directed to

NewMarket's toll-free Shareholder Information Line

at 1-800-625-5191

or outside the United States at 1-312-360-5144